       As filed with Securities and Exchange Commission on June 10, 1996

                                                       Registration No. 33-65263
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------
                                    FORM S-6
                         PRE-EFFECTIVE AMENDMENT NO. 1
                        TO REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                          ----------------------------
                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)
                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY
                              (Name of Depositor)
                              501 Boylston Street
                          Boston, Massachusetts 02117
              (Address of depositor's principal executive offices)

                              MARIE C. SWIFT, ESQ.
                                    Counsel
                  New England Variable Life Insurance Company
                              501 Boylston Street
                          Boston, Massachusetts 02117
                    (Name and address of agent for service)

                                   Copies to:
                             STEPHEN E. ROTH, ESQ.
                          Sutherland, Asbill & Brennan
                         1275 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004
                          ----------------------------

           Modified Single Premium Variable Life Insurance Policies-
             (Title, amount and proposed maximum offering price of
                          securities being registered)
               Registration of an Indefinite Amount of Securities
        Pursuant to Rule 24f-2 under the Investment Company Act of 1940
  Amount of Filing Fee:  The filing fee of $500 was paid concurrently with the filing of the Registration Statement on Form S-6 (File No. 33-65263)
                             on December 21, 1995.

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

     The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

           Modified Single Premium Variable Life Insurance Policies
             Issued by New England Variable Life Insurance Company
                              501 Boylston Street
                          Boston, Massachusetts 02116
                                (617) 578-2000

  This prospectus describes individual modified single premium variable life insurance policies (the "Policies") offered by New England Variable Life Insurance Company ("NEVLICO"), a wholly-owned subsidiary of New England Mutual Life Insurance Company ("The New England"). The New England and Metropolitan Life Insurance Company ("MetLife") have entered into an agreement to merge, with MetLife to be the survivor of the merger.

  The Policies are issued in two forms: Single Insured and Last Survivor. A Single Insured Policy pays a death benefit on the death of a single named insured; a Last Survivor Policy pays a death benefit on the last of two named insureds to die. The death benefit provided by a Policy is the greater of the variable death benefit and the minimum guaranteed death benefit. The variable death benefit on any day is the amount determined by dividing the Policy's cash value by the applicable net single premium. The initial minimum guaranteed death benefit is based on premium payments made.

  You purchase the Policy with an initial premium. The minimum premium to purchase the Policy is $10,000. Additional payments may be made after the first Policy Year, subject to certain restrictions. You may, within limits, allocate premiums (net of any charges) to one or more of the 13 investment Sub-Accounts of NEVLICO's Variable Life Separate Account (the "Variable Account"). Each Sub-Account of the Variable Account invests in the shares of one of the following funds of the New England Zenith Fund (the "Zenith Fund"):

Back Bay Advisors Bond Income Series      Westpeak Value Growth Series
Back Bay Advisors Money Market            Westpeak Stock Index Series
Series                                    Alger Equity Growth Series
Back Bay Advisors Managed Series          Venture Value Series
Loomis Sayles Avanti Growth Series        Salomon Brothers U.S. Government
Loomis Sayles Small Cap Series            Series*
Loomis Sayles Balanced Series             Salomon Brothers Strategic Bond
Draycott International Equity Series      Opportunities Series*

- --------

* (available subject to any necessary state insurance department approvals)

  Partial surrenders and Policy loans may be taken from time to time, subject to certain restrictions. In almost all cases, the Policies will be modified endowment contracts for federal income tax purposes. (See "Tax Treatment of Loans and Other Distributions.")

  A LOAN, DISTRIBUTION OR OTHER AMOUNT RECEIVED FROM A MODIFIED ENDOWMENT CONTRACT DURING THE LIFE OF AN INSURED WILL BE TAXED TO THE EXTENT OF ANY ACCUMULATED INCOME IN THE POLICY. ANY AMOUNTS THAT ARE TAXABLE WITHDRAWALS WILL BE SUBJECT TO A 10% ADDITIONAL TAX, WITH CERTAIN EXCEPTIONS, INCLUDING AN EXCEPTION FOR DISTRIBUTIONS MADE ON OR AFTER THE DATE WHEN THE POLICY OWNER ATTAINS AGE 59 1/2.

  The cash value of a Policy will vary daily with the investment experience of the mutual fund portfolios in which cash value in the Sub-Accounts is invested. There is no guaranteed minimum for cash value in the Sub-Accounts.

  You may cancel the Policy during the "right to return the Policy" period, which in most states is the 10-day period after you receive your Policy. The initial premium for the Policy will be invested in the Money Market Sub-Account until 15 days after NEVLICO mails the confirmation for the initial premium. Thereafter, the Policy's cash value will be invested in the Sub-Accounts according to your instructions.

  It may not be advantageous to replace existing insurance with the Policy described in this prospectus.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY THE CURRENT PROSPECTUS OF THE NEW ENGLAND ZENITH FUND. THESE PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

  THESE SECURITIES ARE OFFERED FOR SALE IN THE COMMONWEALTH OF PUERTO RICO PURSUANT TO REGISTRATION WITH THE SECURITIES OFFICE OF THE DEPARTMENT OF THE TREASURY, BUT SUCH REGISTRATION DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE SECURITIES OFFICE OF THE DEPARTMENT OF THE TREASURY PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO SUCH SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  SHARES OF THE ZENITH FUND AND INTERESTS IN THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, A BANK, AND THE SHARES AND INTERESTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

                                     , 1996

                               TABLE OF CONTENTS

GLOSSARY....................................................................   4
INTRODUCTION TO THE POLICIES................................................   6
  The Policies..............................................................   6
  Availability of the Policy................................................  10
  Policy Charges............................................................  10
NEVLICO AND THE NEW ENGLAND.................................................  11
PREMIUMS....................................................................  12
  Applying for a Policy.....................................................  12
  Premium Payments..........................................................  13
  Right to Return the Policy................................................  13
  Lapse and Reinstatement...................................................  13
ALLOCATION OF PREMIUM PAYMENTS AND TRANSFER OF CASH VALUE...................  14
  Allocation of Premium Payments............................................  14
  Transfer Option...........................................................  15
  Dollar Cost Averaging.....................................................  15
  Asset Rebalancing.........................................................  16
  Transfer and Reallocation Requests........................................  16
DEATH BENEFIT...............................................................  16
  How the Death Benefit is Determined.......................................  16
  Minimum Guaranteed Death Benefit..........................................  17
  Adjustments to the Death Proceeds Payable.................................  17
  Payment of Death Benefit Proceeds.........................................  17
CASH VALUE AND CASH VALUE BENEFITS..........................................  17
  Cash Value................................................................  17
  Net Investment Experience.................................................  18
  Loan Privilege............................................................  18
  Effect of Policy Loan.....................................................  18
  Surrender.................................................................  19
  Partial Surrenders........................................................  19
  Effect of Partial Surrender on Cash Value and Death Benefit...............  20
  Payment of Proceeds.......................................................  20
  Payment Options...........................................................  20
CHARGES AND EXPENSES........................................................  21
  Deductions from Initial Premium...........................................  21
  Deductions from Additional Payments.......................................  21
  Monthly Deduction Deducted from Cash Value................................  21
  Daily Charges Deducted from the Variable Account Assets...................  22
  Charges Deducted from Eligible Fund Assets................................  22
  Charges Deducted on Surrender or Partial Surrender........................  22
  Sales Charges.............................................................  22
  Surrender Charge..........................................................  22
  State Premium Tax Charge..................................................  23
  Cost of Insurance Charge..................................................  23
  Administrative Charge.....................................................  25
  Monthly Maintenance Charge................................................  25
  Mortality and Expense Risk Charge.........................................  25
  Eligible Fund Expenses....................................................  25
  Group or Sponsored Arrangements...........................................  25
THE VARIABLE ACCOUNT........................................................  26
  Investments of the Variable Account.......................................  26
  Investment Management.....................................................  29

OTHER POLICY FEATURES.....................................................  30
  Policy Owner and Beneficiary............................................  30
  Exchange of Policy......................................................  30
NEVLICO'S DISTRIBUTION AND OTHER AGREEMENTS...............................  31
LIMITS TO NEVLICO'S RIGHT TO CHALLENGE THE POLICY.........................  31
  Misstatement of Age or Sex..............................................  31
  Suicide.................................................................  32
TAX CONSIDERATIONS........................................................  32
  Policy Proceeds.........................................................  32
  Definition of Life Insurance............................................  32
  Other Policy Owner Tax Matters..........................................  33
  Charge for NEVLICO's Income Taxes.......................................  34
MANAGEMENT................................................................  35
VOTING RIGHTS.............................................................  36
RIGHTS RESERVED BY NEVLICO................................................  37
TOLL-FREE NUMBERS.........................................................  37
REPORTS...................................................................  37
ADVERTISING PRACTICES.....................................................  37
LEGAL MATTERS.............................................................  38
REGISTRATION STATEMENT....................................................  38
EXPERTS...................................................................  38
APPENDIX A: ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES, NET CASH VALUES
 AND ACCUMULATED PREMIUMS.................................................  39
APPENDIX B: INVESTMENT EXPERIENCE INFORMATION.............................  50
APPENDIX C: EXAMPLE OF EFFECT OF NEGATIVE INVESTMENT PERFORMANCE ON
 CALCULATION OF SURRENDER CHARGES; EXAMPLE OF ADJUSTMENT TO PREMIUM TAX
 CHARGE RESULTING FROM ADDITIONAL PAYMENTS................................  67
APPENDIX D: EXAMPLE OF EFFECT OF SURRENDERS AND PARTIAL SURRENDERS ON
 OPERATION OF POLICY......................................................  68
APPENDIX E: LONG-TERM MARKET TRENDS.......................................  70

                                   GLOSSARY

  ADMINISTRATIVE CHARGE. This charge for administering the Policy is deducted from your cash value on each Monthly Deduction Date after the Policy Date, as part of the Monthly Deduction. (See "Charges and Expenses.")

  ADMINISTRATIVE OFFICE. NEVLICO's office at 501 Boylston Street, Boston, Massachusetts 02116, (617) 578-2000.

  AGE. For purposes of this prospectus, the age of an insured refers to the insured's age at his or her last birthday. Joint insureds are assigned the same "joint equal age," which reflects the anticipated mortality of both insureds.

  CASH VALUE. A Policy's cash value is the sum of the amount of its cash value held in the Variable Account and, if there is an outstanding policy loan, the amount of its cash value held in NEVLICO's general account as a result of the loan. (See "Cash Value.")

  COST OF INSURANCE CHARGE. This charge for providing insurance protection is deducted from cash value on each Monthly Deduction Date after the Policy Date, as part of the Monthly Deduction. No cost of insurance charge is deducted on or after the Policy Anniversary when the age of the insured(s) is equal to
100. (See "Charges and Expenses.")

  ELIGIBLE FUNDS. Each Sub-Account of the Variable Account invests in the shares of one of the Eligible Funds. The Eligible Funds are: Back Bay Advisors Bond Income Series, Back Bay Advisors Money Market Series, Back Bay Advisors Managed Series, Loomis Sayles Avanti Growth Series, Loomis Sayles Small Cap Series, Loomis Sayles Balanced Series, Draycott International Equity Series, Alger Equity Growth Series, Westpeak Value Growth Series, Westpeak Stock Index Series, Venture Value Series, Salomon Brothers U.S. Government Series, and Salomon Brothers Strategic Bond Opportunities Series, all of which are series of the Zenith Fund. The availability of the Salomon Brothers U.S. Government Series and Salomon Brothers Strategic Bond Opportunities Series is subject to any necessary state insurance department approvals. (See "The Variable Account.")

  FACE AMOUNT. The amount of the initial premium.

  INVESTMENT START DATE. This is the latest of the date NEVLICO receives the initial premium for the Policy, the date when the last Part II of the Policy application or the Supplement to the Part I Application is signed, if any is required, and the Policy Date. It is the date when an amount is first provided for investment under the Policy. (See "Amount Provided for Investment Under the Policy.")

  ISSUE AGE. The age of an insured as of the last birthday on or before the Policy Date. In the case of a Last Survivor Policy, "issue age" refers to the joint equal age assigned to both insureds.

  LAST SURVIVOR POLICY. A Policy providing for the payment of a death benefit on the last of two named insureds to die.

  MINIMUM GUARANTEED DEATH BENEFIT. The minimum guaranteed death benefit on any day is the greater of total premiums paid or the cash value as of the most recent five-year anniversary of the Policy Date, as adjusted for any interim premium payments or withdrawals. See "Death Benefit."

  MONTHLY DEDUCTION. The Monthly Deduction is the aggregate amount of charges deducted from the Policy's cash value on each Monthly Deduction Date and includes the monthly cost of insurance charge, the monthly administrative charge, the monthly maintenance charge for certain Policies, the mortality and expense risk charge, and during the first ten Policy Years, the monthly sales charge and monthly state premium tax charge. Upon surrender, lapse or partial surrender, the applicable portion of the Monthly Deduction will also be deducted from the cash value. (See "Charges and Expenses.")

  MONTHLY DEDUCTION DATE. The last day of each Policy Month.

  NET ADDITIONAL PAYMENT. Each net additional payment is equal to the additional payment made less the applicable sales charge and state premium tax charge.

  NET CASH VALUE. On any day, the Policy's net cash value is equal to the cash value for that day, reduced by any outstanding Policy loan balance and also reduced by any Surrender Charge that would apply on surrender. (See "Cash Value.")

  NET INVESTMENT EXPERIENCE. For any period, a Sub-Account's net investment experience equals the investment experience of the underlying Eligible Fund's shares for the same period. (See "Net Investment Experience.")

  POLICY DATE. If you submit the initial premium payment with the application or during the underwriting process, the Policy Date is generally the later of the date when the last Part II of the application or the Supplement to the
Part I Application is signed, if any is required, and receipt of the premium payment. If you do not submit the initial premium with the application or during the underwriting process, the Policy Date will generally be the date NEVLICO receives the initial premium payment for the Policy. The Policy Date is the date used to determine all future cyclical periods under the Policy, e.g., Policy Months and Policy Years.

  POLICY LOAN BALANCE. Policy loans outstanding plus interest accrued to date.

  PREFERRED SURRENDER AMOUNT. This amount may be surrendered from the Policy's cash value during the Surrender Charge Period free of any Surrender Charge. This amount is equal to the greater of (a) cash value in excess of initial premium paid (minus any previous partial surrenders attributable to the initial premium) and (b) 10% of the initial premium paid (minus previous partial surrenders in that Policy Year).

  PREMIUMS. Premiums include all payments you make under the Policy other than loan repayments. (See "Premiums.")

  RIGHT TO RETURN THE POLICY PERIOD. Within 10 days (or more where required by applicable state insurance law) after you receive the Policy, you may cancel the Policy by returning the Policy to NEVLICO or its agent. If you choose to cancel the Policy, NEVLICO will refund any premiums paid (or any other amount that is required by state insurance law) with interest at the rate currently in use by NEVLICO.

  SINGLE INSURED POLICY. A Policy providing for the payment of a death benefit on the death of the insured named in the Policy.

  STATE PREMIUM TAX CHARGE. This charge for state premium taxes is deducted from your cash value on each Monthly Deduction Date for the first ten Policy Years, as part of the Monthly Deduction. If you make an additional payment, a charge for state premium taxes is deducted from the payment before allocation to the Sub-Accounts. (See "Charges and Expenses.")

  SURRENDER CHARGE. If, during the Surrender Charge Period, a Policy is totally surrendered or lapses or a partial surrender (other than a preferred partial surrender) is made, a Surrender Charge is taken from the cash value. The surrender charge is a deferred sales charge attributable to the initial premium. (See "Surrender Charge.")

  SURRENDER CHARGE PERIOD. The Surrender Charge Period is the first nine Policy Years.

  YOU. When used in this prospectus, "you" refers to the Policy Owner.

  ZENITH FUND. The New England Zenith Fund.

                         INTRODUCTION TO THE POLICIES

THE POLICIES

  The individual modified single premium variable life insurance policies offered by this prospectus are designed to provide lifetime insurance coverage for the insured(s) named in the Policy. They are not offered primarily as an investment.

  The following list provides a brief description of the basic features of the Policy. These and other features of the Policy are explained in more detail throughout the prospectus. You should be sure to read the entire prospectus for more complete information.

  -- PREMIUM PAYMENTS. You must pay an initial premium at least equal to our minimum single premium requirements. After the first Policy Year, you may make additional payments, subject to certain restrictions and limitations.

  -- INVESTMENT OF PREMIUMS. After an initial period in the Money Market Sub-
     Account, your initial premium is invested according to your instructions in one or more of the Sub-Accounts of the Variable Account corresponding to mutual fund portfolios. (See "Amount Provided for Investment In the Policy.") Any net additional payments will be invested according to your instructions in the Sub-Accounts. (See "Allocation of Premiums" and "Investment Options.")

  -- AVAILABLE PORTFOLIOS. The mutual fund portfolios available to you under the Policy include several common stock funds, including a fund which invests primarily in foreign securities, three bond funds, one managed fund, a balanced fund, and a money market fund, subject to any necessary state insurance department approvals. (See "Investments of the Variable Account.")

  -- LIMITS ON ALLOCATIONS. You may allocate your Policy's cash value to a maximum of 10 Sub-Accounts.

  -- TRANSFERS. Once fifteen days have passed after we mail the confirmation for the initial premium payment, you may transfer portions of the Policy's cash value among the Sub-Accounts. Currently, you are permitted twelve transfers each Policy Year without NEVLICO's consent. You will never be permitted less than four transfers each Policy Year without NEVLICO's consent (except for Policies issued in New York, where the minimum number of transfers permitted each Policy Year will never be less than twelve). (See "Transfer Option.")

  -- FLUCTUATING CASH VALUE. The cash value of the Policy will vary daily based on, among other things, the net investment experience of the Sub-Accounts to which amounts have been allocated. The cash value is not guaranteed. You bear the investment risk with respect to the cash value. (See "Cash Value" and "Charges and Expenses.")

  -- DEATH BENEFIT. The death benefit is the greater of the variable death benefit and the minimum guaranteed death benefit. (See "Death Benefit.")

  -- POLICY LOANS AND PARTIAL SURRENDERS. A loan privilege is available under the Policy. Partial surrenders also are allowed. (See "Loan Privilege" and "Partial Surrenders.")

  -- FEDERAL INCOME TAX CONSEQUENCES. Death benefits paid to the beneficiary under a life insurance contract generally are not subject to Federal income tax. Under current law, undistributed increases in cash value of a life insurance contract generally are not taxable. (See "Tax Considerations.") In almost all situations, the Policies are expected to be treated as modified endowment contracts. (See "Tax Treatment of Loans and Other Distributions.") Pre-death distributions (including partial surrenders and loans) from a modified endowment contract are included in income on an income first basis, and a 10% penalty tax may be imposed on income distributed before the Policy Owner attains age 59 1/2. (See "Tax Considerations.")

COMPARISON TO OTHER POLICIES AND OTHER INVESTMENTS

  In many respects the Policies are similar to fixed-benefit life insurance. Like fixed-benefit life insurance, the Policies offer a death benefit and provide a cash value, loan privileges and surrender values.

  The Policies are different from fixed-benefit life insurance in that the death benefit will in most cases, and the cash value will always, vary to reflect the investment experience of the selected Sub-Accounts of the Variable Account.

  The Policies are designed to provide insurance protection. Although the underlying mutual fund portfolios to which cash value may be allocated invest in securities similar to those in which mutual funds available directly to the public invest, in many ways the Policies differ from mutual fund investments. The main differences are:

  -- The Policy provides a death benefit based on NEVLICO's assumption of an actuarially calculated risk.

  -- If the net cash value is not sufficient to pay a Monthly Deduction because there is an excess Policy loan, the Policy will lapse with no value unless a payment is made. If the Policy lapses when Policy loans are outstanding, adverse tax consequences may result.

  -- In addition to sales charges, insurance-related charges not associated with mutual fund investments are deducted from values of the Policy and from any additional premiums. These charges include various insurance, risk, administrative and state premium tax charges. (See "Charges and Expenses.")

  -- The Variable Account, not the Policy Owner, owns the mutual fund shares.

  -- Federal income tax liability on any earnings on the mutual fund investment is deferred until you receive a distribution from the Policy. Transfers from one underlying fund portfolio to another are accomplished without tax liability under current law.

  -- Dividends and capital gains are automatically reinvested.

  The chart on the following pages shows how the Policy operates.

                              DIAGRAM OF POLICY

- --------------------------------------------------------------------------------
                               PREMIUM PAYMENTS

          --Minimum initial premium required is $10,000.

          --Additional payments may be paid after the first Policy
            Year, within limits. See page 13.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
               DEDUCTIONS FROM PREMIUMS BEFORE ALLOCATION

     -- From initial premium: NONE
     -- From additional payments:

        -- 6.5% charge for sales load expense (reduced to 5.10% for additional payments on Policies with initial premiums of $1,000,000 or more).

        -- 2.5% charge for state premium tax. See page 21.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             INVESTMENT OF PREMIUMS

 -- You direct the allocation of initial premiums and any net additional payments among 13 Sub-Accounts of the Variable Account. See page 14 for rules and limits on allocations.

 -- The Sub-Accounts invest in corresponding portfolios of the New England
    Zenith Fund. See page 26. Portfolios available are:
     Back Bay Advisors Bond Income Series Westpeak Value Growth Series Back Bay Advisors Money Market Series Westpeak Stock Index Series
     Back Bay Advisors Managed Series      Alger Equity Growth Series
     Loomis Sayles Avanti Growth Series    Venture Value Series
     Loomis Sayles Small Cap Series        Salomon Brothers U.S. Government
     Loomis Sayles Balanced Series         Series*
     Draycott International Equity Series  Salomon Brothers Strategic Bond
                                           Opportunities Series*
   --------

   * (available subject to any necessary state insurance department approvals)
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                   CASH VALUE

 -- Cash value is equal to the initial premium and any net additional payments, as adjusted each day the New York Stock Exchange is open to reflect Sub-Account net investment experience, charges deducted and other Policy transactions (such as transfers and partial surrenders). See page 17.

 -- Cash value varies from day to day. There is no minimum guaranteed cash value. The Policy may lapse if there is a Policy loan. See page 18.

 -- Cash value can be transferred among the Sub-Accounts. See page 15 for rules and limits. Policy loans reduce the amount available for allocations and transfers.

 -- Dollar cost averaging and asset rebalancing programs are available. See page 15-16.
 -- Cash value is the starting point for calculating certain values under a
    Policy, such as the net cash value and the death benefit.
- --------------------------------------------------------------------------------

                        DEDUCTIONS FROM CASH VALUE

 --Monthly Deduction from cash value for:

   -- cost of insurance (currently calculated as a percentage of cash value at an annual rate, depending on the issue age and risk class of the insured, ranging from:

           Single Insured Policy: 0.45% to 1.25% for standard risk class
            (0.70% to 1.90% for substandard risk class)

           Last Survivor Policy: 0.25% to 1.05% for standard risk class (0.40% to 1.60% for substandard risk class)

   -- Administrative charge, calculated as a percentage of cash value at an annual rate of 0.35% (currently reducing to 0.10% after ten years).*

   -- During first ten Policy Years, sales charge and state premium tax charge, calculated as percentages of cash value at annual rates of 0.40% and 0.25%, respectively.*

   -- Mortality and expense risk charge, calculated as a percentage of cash value at an annual rate of 0.90%.

   -- For Policies with cumulative premiums less than $50,000, a Monthly
      Maintenance Charge of $2.50 per month also is included in the Monthly Deduction.
   --------

   * For Policies with initial premiums of $1,000,000 or more, the 0.40% sales charge and the 0.25% state premium tax charge will be waived, and the 0.35% Administrative Charge currently will be reduced to 0.10% in all Policy Years.

 See page 21.

 --Investment advisory fees and fund expenses are deducted from the assets of each Fund. See page 30.
- --------------------------------------------------------------------------------
- -------------------------------------     --------------------------------------
         CASH VALUE BENEFITS                         DEATH BENEFITS


 -- Loans may be taken for amounts         -- Income tax free to Beneficia-
    up to 90% of net cash value at            ry. (See "Tax Considera-
    a net interest rate charge of             tions".)
    0.75%. Preferred loans are             -- Available as lump sum or under
    currently available (with a               a variety of payment options.
    net interest rate charge of            -- Greater of variable death ben-
    0%). See page 18 for rules and            efit or minimum guaranteed
    limits.                                   death benefit.

 -- The Policy may be surrendered             -- Variable death benefit is
    in full at any time for its                  determined by dividing the
    net cash value, less the                     cash value by the applica-
    Monthly Deduction to the date                ble net single premium.
    of surrender. A declining                    See page 16.
    sales charge of up to 8.0% of
    the initial premium will apply            -- Minimum guaranteed death
    to a full surrender made dur-                benefit guarantees the
    ing the first nine Policy                    initial premium plus addi-
    Years. Federal taxes and a tax               tional payments, less ad-
    penalty also may apply. See                  justments for partial sur-
    page 19.                                     renders, as long as there
                                                 is not an excess Policy
 -- Partial surrenders may be                    loan. See page 18. On each
    made. A pro rata portion of                  five-year anniversary of
    the Surrender Charge may apply               the Policy Date up to age
    on partial surrenders made                   75, the minimum guaranteed
    during the first nine Policy                 death benefit will be re-
    Years. Federal taxes and a tax               set as the greater of the
    penalty also may apply. See                  minimum guaranteed death
    page 19 for rules and limits.                benefit before the recal-
                                                 culation, and the cash
 -- Preferred surrender amounts                  value on that date. See
    (with no surrender charges ap-               page 17. Proceeds paid
    plicable) are available.                     would be reduced by any
                                                 Policy loan balance.
 -- Payment options available. See
    page 20.
- -------------------------------------     --------------------------------------

AVAILABILITY OF THE POLICY

  Generally, the Policies may be issued on the lives of insureds from the issue ages of 20 to 80. In the case of a Single Insured Policy, the proposed insured must meet NEVLICO's underwriting and other criteria for issuance. In the case of a Last Survivor Policy, both of the insureds must meet those criteria. (See "Applying for a Policy.")

POLICY CHARGES

  -- DEDUCTIONS FROM INITIAL PREMIUM. NEVLICO deducts no charges from the initial premium before allocation to the Variable Account, although a monthly sales charge and state premium tax charge are deducted as part of the Monthly Deduction during the first ten Policy Years, and a Surrender Charge applies during the Surrender Charge Period (the first nine Policy Years).

  -- DEDUCTIONS FROM ADDITIONAL PAYMENTS. NEVLICO will deduct the following charges from an additional payment before allocation of the net additional payment to the Sub-Accounts you select:

     -- 6.5% sales charge (reduced to 5.10% for Policies with Initial
        Premiums of $1,000,000 or more).
     -- 2.5% state premium tax charge.

  -- MONTHLY DEDUCTION DEDUCTED FROM CASH VALUE. NEVLICO deducts a charge from the cash value on each Monthly Deduction Date after the Policy Date. This charge is the aggregate of the following charges, shown below at their current annual rates:

     -- Cost of insurance charge,* currently ranging from:
               Single Insured Policy: 0.45% to 1.25% for standard risk class (0.70% to 1.90% for substandard risk class)
               Last Survivor Policy: 0.25% to 1.05% for standard risk class (0.40% to 1.60% for substandard risk class)
     -- 0.35% Administrative Charge (currently reduced to 0.10% after the first ten Policy Years)**

     -- 0.40% sales charge (deducted during the first ten Policy Years only)**

     -- 0.25% state premium tax charge (deducted during the first ten Policy
        Years only)**
     -- 0.90% mortality and expense risk charge

     -- For Policies with cumulative premiums less than $50,000, a $2.50
        Monthly Maintenance Charge also is included in the Monthly Deduction
- --------
 * No cost of insurance charge is deducted on or after the Policy Anniversary when the age of the insured(s) is equal to 100.
** For Policies with initial premiums of $1,000,000 or more, the 0.40% sales charge and 0.25% premium tax charge for the initial premium will be waived, and the 0.35% Administrative Charge currently will be reduced to 0.10% in all Policy Years.

  Each charge, except the $2.50 Monthly Maintenance Charge, is calculated as a percentage of cash value on the Monthly Deduction Date. Each charge is deducted pro rata from the cash value in the Sub-Accounts.

  The charges shown above may be changed to the following extent. The current cost of insurance charges are guaranteed not to exceed the maximum cost of insurance charges permitted under the 1980 Commissioners' Standard Ordinary Smoker/Nonsmoker Tables (or multiples of or additives to, in the case of substandard classifications). The rate of the state premium tax charge deducted as part of the Monthly Deduction will be adjusted downward proportionately if cash value increases as a result of an additional payment. The sales charge also will be monitored so that the total dollar amount deducted, as part of the Monthly Deduction and any Surrender Charge, does not exceed 9.0% of the initial premium. The Administrative Charge is guaranteed not to exceed an annual rate of 0.35% of cash value. The $2.50 Monthly Maintenance Charge will apply only if cumulative premiums paid are less than $50,000, and will terminate if cumulative premiums paid exceed $50,000.

  -- CHARGES DEDUCTED FROM ELIGIBLE FUND ASSETS. The value of shares of the
     Eligible Funds reflect charges and deductions from assets for investment advisory services and fund operating expenses.

  The Zenith Fund Series incur charges for advisory fees and certain other expenses. Under a voluntary expense cap by TNE Advisers for each of the Back Bay Advisors Bond Income, Back Bay Advisors Money Market, Back Bay Advisors Managed, Westpeak Stock Index, Westpeak Value Growth and Loomis Sayles Avanti Growth Series, TNE Advisers will bear those expenses (other than the management fee) that exceed 0.15% of average daily net assets; for the Loomis Sayles Small Cap Series, TNE Advisers will bear all expenses that exceed 1.00% of average daily net assets. For the remaining Zenith Fund

Series, TNE Advisers, under a voluntary expense deferral arrangement, will bear those expenses (other than the management fee) which exceed a certain limit in the year in which they are incurred and will charge those expenses to the series in a future year when actual expenses of the series are below the limit. The expense cap and expense deferral arrangement may be terminated at any time.

  The following table shows the annual operating expenses for each Series, based on anticipated expenses for 1996, after giving effect to the applicable expense cap or expense deferral arrangement:

ANNUAL OPERATING EXPENSES

 (AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER EXPENSE CAP)

                         BACK BAY BACK BAY          LOOMIS LOOMIS
                         ADVISORS ADVISORS BACK BAY SAYLES SAYLES WESTPEAK WESTPEAK
                           BOND    MONEY   ADVISORS AVANTI SMALL   VALUE    STOCK
                          INCOME   MARKET  MANAGED  GROWTH  CAP    GROWTH   INDEX
                          SERIES   SERIES   SERIES  SERIES SERIES  SERIES   SERIES
                         -------- -------- -------- ------ ------ -------- --------
Management Fee..........   .40%     .35%     .50%    .70%  1.00%    .70%     .25%
Other Expenses..........   .15%     .15%     .14%    .15%     --    .15%     .15%
                           ----     ----     ----    ----  -----    ----     ----
    Total Operating Ex-
     penses.............   .55%     .50%     .64%    .85%  1.00%    .85%     .40%
                           ====     ====     ====    ====  =====    ====     ====

ESTIMATED ANNUAL OPERATING EXPENSES

 (AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER EXPENSE DEFERRAL)

                                                                             SALOMON
                                                                SALOMON     BROTHERS
                          LOOMIS                ALGER           BROTHERS    STRATEGIC
                          SAYLES    DRAYCOTT    EQUITY VENTURE    U.S.        BOND
                         BALANCED INTERNATIONAL GROWTH  VALUE  GOVERNMENT OPPORTUNITIES
                          SERIES  EQUITY SERIES SERIES SERIES    SERIES      SERIES
                         -------- ------------- ------ ------- ---------- -------------
Management Fee..........   .70%        .90%      .75%   .75%      .55%        .65%
Other Estimated Ex-
 penses.................   .15%        .40%      .15%   .15%      .15%        .20%
                           ----       -----      ----   ----      ----        ----
    Total Estimated Op-
     erating Expenses...   .85%       1.30%      .90%   .90%      .70%        .85%
                           ====       =====      ====   ====      ====        ====

  -- SURRENDER CHARGE. If the Policy is surrendered or lapses or a partial surrender is taken during the first nine Policy Years (the Surrender Charge Period), a Surrender Charge may be deducted. The Surrender Charge is a deferred sales charge. The amount of this charge declines over the course of the Surrender Charge Period. The table below shows the Surrender Charge as a percentage of the portion of the amount surrendered subject to the Surrender Charge:

             POLICY YEAR                        CHARGE
             -----------                        ------
               1...............................  8.0%
               2...............................  8.0%
               3...............................  7.0%
               4...............................  6.0%
               5...............................  5.0%
               6...............................  4.0%
               7...............................  3.0%
               8...............................  2.0%
               9...............................  1.0%
              10...............................  0.0%

  The Surrender Charge is deducted from the amount surrendered.

  During the Surrender Charge period, a partial surrender is taken first from the "preferred surrender amount" free of any Surrender Charge and then from the cash value subject to the Surrender Charge. The "preferred surrender amount" is equal to the greater of (a) cash value on the date of surrender in excess of the initial premium paid (minus any previous partial surrenders attributable to the initial premium) and (b) 10% of the initial premium paid (minus previous partial surrenders in that Policy Year).

If you make a full surrender during the Surrender Charge Period, the preferred surrender amount will be deducted from the amount of the full surrender before the Surrender Charge is calculated.

  For more information concerning the Surrender Charge, see "Surrender
Charge."

  For more information concerning the charges and expenses associated with the Policy, see "Charges and Expenses."

RIGHT TO RETURN THE POLICY

  You may cancel the Policy within 10 days (or more where required by applicable state insurance law) after you receive the Policy. The Policy may be returned to NEVLICO or its agent. Insurance coverage ends as soon as the Policy is returned (as determined by its postmark, if the Policy is mailed). If you choose to cancel the Policy, NEVLICO will refund any premiums paid (or any other amount that is required by state insurance law) with interest at the rate currently in use by NEVLICO.

RECEIPT OF COMMUNICATIONS AND PAYMENTS AT NEVLICO'S ADMINISTRATIVE OFFICE

  NEVLICO will treat your request for a Policy transaction, or your submission of a payment, as received at the Administrative Office if it is received there before the close of regular trading on the New York Stock Exchange on that day. If it is received after that time, or if the New York Stock Exchange is not open that day, then it will be treated as received on the next day when the New York Stock Exchange is open.

                          NEVLICO AND THE NEW ENGLAND

  NEVLICO was organized as a stock life insurance company in Delaware in 1980 and is licensed to sell life insurance in all states, the District of Columbia and Puerto Rico. NEVLICO's Home Office is in Wilmington, Delaware and its Administrative Office is at 501 Boylston Street, Boston, Massachusetts 02116. NEVLICO's mailing address is: P.O. Box 9116, Boston, Massachusetts 02117.

  NEVLICO is a wholly-owned subsidiary of The New England, which was organized in Massachusetts in 1835. The New England is the oldest chartered mutual life insurance company in the United States. On December 31, 1996, The New England had over $16 billion of assets and over $62 billion of life insurance in force. As of December 31, 1996, The New England and its affiliates had over $86 billion in assets under management. As of December 31, 1996, the value of The New England's investment in NEVLICO was $142.7 million. It is expected that The New England may from time to time contribute additional amounts to NEVLICO; however, The New England is under no obligation to do so, and its assets do not support the benefits under the Policies. NEVLICO may reinsure a portion of a Policy's death benefit with The New England.

  The New England and Metropolitan Life Insurance Company ("MetLife") have entered into an agreement to merge, with MetLife to be the survivor of the merger. The merger is conditioned upon, among other things, approval by the policyholders of The New England and MetLife and receipt of certain regulatory approvals. If the merger is consummated, NEVLICO will become a direct or indirect wholly-owned subsidiary of MetLife. NEVLICO is not expected to be affected by the merger except to the extent that assets of The New England may be transferred to NEVLICO in view of the merger.

                                   PREMIUMS

APPLYING FOR A POLICY

  Individuals wishing to purchase a Policy must submit an application and provide evidence of insurability of the proposed insured(s). The initial premium also must be paid before the Policy is issued. A Single Life Policy will be issued for an insured only if the insured is between the issue ages of 20 to 80 and satisfies our insurability requirements. A Last Survivor Policy will be issued on two insureds only if each of them is between the issue ages of 20 and 80 and each of them satisfies our insurability requirements. The ages of the two insureds may not be more than nine years apart on the Policy Date.

  Before accepting an application, NEVLICO conducts underwriting to determine insurability. The amount of the initial premium and the age of the insured(s) determines whether the insured initially may qualify for "simplified underwriting" at issue, which entails completion of a written questionnaire concerning the insured's health but does not entail a medical examination, or more detailed underwriting.

  NEVLICO reserves the right to reject an application or premium for any reason. If a Policy is not issued, any premium payment submitted will be returned to you plus interest at the rate currently in use by NEVLICO. If a Policy is issued, the Policy will be effective on the Policy Date.

PREMIUM PAYMENTS

  The minimum initial premium for a Policy is $10,000. You may purchase a Policy with the proceeds of another life insurance policy, provided that the following conditions are met. First, the applicable application forms must be completed. Second, if the value to be applied from the existing policy to a Policy is subject to a policy loan, then an additional amount of at least $10,000 (above the amount of the Policy loan) must be submitted as part of the initial premium, and any loan remaining against the new Policy cannot exceed 40% of the cash value of the Policy at issue. It may not be advantageous to replace existing insurance with a Policy.

  Additional payments may be made until the age of the insured(s) is equal to 100, subject to our underwriting requirements and the following rules. Except with respect to additional payments required in a grace period (see "Lapse and Reinstatement"), an additional payment must be at least $1,000, and only one additional payment may be made each Policy Year beginning with the second Policy Year. You may pay premiums by check or money order. A payment received after issuance of the Policy while a loan is outstanding generally is treated first as repayment of Policy loan interest, second as repayment of a Policy loan, and last as an additional payment, unless you designate otherwise in writing when submitting the payment to NEVLICO. (See "Effect of Policy Loan.") If you have a Policy loan, it may be more advantageous to repay the loan than to make an additional payment, because an additional payment is subject to sales and state premium tax charges, whereas the loan repayment is not subject to any charges. (See "Loan Privilege" and "Deductions from Premiums.")

  No additional payments may be made on or after age 100 of the insured(s), except as may be required in a grace period. (See "Lapse and Reinstatement.") The tax consequences associated with continuing a Policy beyond age 100 of the insured(s) are unclear. A tax advisor should be consulted on this issue.

  If acceptance of an additional payment would immediately increase the death benefit by more than it would increase the cash value, we will require satisfactory evidence of insurability before accepting it. If the payment would not so affect the death benefit, we will accept it without underwriting. However, we reserve the right to reject an additional payment for any reason. If an additional payment is accepted, NEVLICO will credit your net additional payment, after deductions for sales and state premium tax charges, to your Policy's cash value as of the date the payment is received at NEVLICO's Administrative Office, if underwriting was not required, or the date underwriting was completed if underwriting was required. (See "Allocation of Premiums," "Charges and Expenses," and "Receipt of Communications and Payments at NEVLICO's Administrative Office.")

  If an additional payment is accepted, a proportional downward adjustment will be made in the rate of the state premium tax charge deducted as part of the Monthly Deduction. (See "Charges and Expenses" and Appendix C.)

RIGHT TO RETURN THE POLICY

  You may cancel the Policy within 10 days (or more where required by applicable state insurance law) after you receive the Policy. The Policy may be returned to NEVLICO or its agent. Insurance coverage ends as soon as the Policy is returned (as determined by its postmark, if the Policy is mailed). If you choose to cancel the Policy, NEVLICO will refund any premiums paid (or any other amount that is required by state insurance law) with interest at the rate currently in use by NEVLICO.

LAPSE AND REINSTATEMENT

  As a single premium policy, the Policy is designed to be fully paid-up when issued. Accordingly, it will not lapse, regardless of adverse investment experience, unless there are excessive Policy loans. See "Policy Loans." If a Policy loan is outstanding, and the net cash value on a Monthly Deduction Day is not enough to cover the entire Monthly Deduction for that Policy Month, the Policy will be in default. NEVLICO will notify you of the amount due to continue the Policy. The Policy provides a 62-day grace period from the date the Monthly Deduction was due (unless otherwise provided by state law) for paying an additional payment in an amount sufficient to cover three months of Monthly Deductions and loan interest due after the notice is sent. During the grace period, insurance coverage continues under your Policy, but if the insured dies (in the case of a Last Survivor Policy, if the last surviving insured dies) before the grace period payment is made, NEVLICO will deduct from the death proceeds the portion of the unpaid Monthly Deduction(s) for the period prior to the date of death.

  If your Policy has lapsed, it may be reinstated within seven years after the date of lapse. If more than seven years have passed, or if you have surrendered the Policy, NEVLICO's consent is required to reinstate. Reinstatement in all cases is subject to payment of certain charges described in the Policy and generally requires evidence of insurability that is satisfactory to NEVLICO. If a Policy lapses and is reinstated, the period the Policy was lapsed will not count for purposes of determining (i) the Surrender Charge on any date after reinstatement; (ii) whether the ten-year period during which the Monthly Deduction includes deductions for sales charges and state premium taxes is in effect; and (iii) whether the ten-year period during which higher administrative charges are deducted is in effect. For the purpose of determining the dates on which the minimum guaranteed death benefit will be recalculated, the period the Policy was lapsed will count. If the minimum guaranteed death benefit would have been recalculated during the period the Policy was lapsed, it will be recalculated upon reinstatement.

           ALLOCATION OF PREMIUM PAYMENTS AND TRANSFER OF CASH VALUE

ALLOCATION OF PREMIUM PAYMENTS

  The initial premium will be allocated to the Money Market Sub-Account as of the latest of the Policy Date, the date when the last Part II of the application for the Policy or the Supplement to the Part I Application is signed, if any is required, and the date the initial premium is received by NEVLICO. NEVLICO will mail you a confirmation for the initial premium (see "Right to Return the Policy") when your application for the Policy has been approved and the initial premium has been received, and fifteen days after the confirmation has been mailed, the cash value in the Money Market Sub-Account will be allocated to the Sub-Accounts according to your instructions. (See "Investment Options.") Therefore, your selection of Sub-Accounts in the application does not take effect until after the end of the initial period described above, during which the cash value is allocated to the Money Market Sub-Account.

  Allocations of premium can be made to a maximum of 10 Sub-Accounts at any one time. A minimum of 10% of the premium must be allocated to each Sub-Account selected. Percentages allocated must be whole numbers.

  You select the initial premium allocation when you apply for a Policy. This allocation will be used for any additional payments, unless you specify otherwise when submitting the payment. You also may change the allocation instructions for future payments at any time thereafter, provided that your Policy's cash value is distributed among no more than 10 Sub-Accounts at any one time. The change will be effective for additional payments accepted on or after the date when NEVLICO receives your instructions. The portion of an additional payment to be applied to each Sub-Account chosen must be a whole percent not less than 10. You may change your instructions by telephone or by written request in a form satisfactory to NEVLICO. (See "Receipt of Communications and Payments at NEVLICO's Administrative Office.") See "Requests" below for information on how to request a transfer or reallocation by telephone.

AMOUNT PROVIDED FOR INVESTMENT UNDER THE POLICY

  The initial premium is first invested under the Policy as of the investment start date. The investment start date is the latest of: the date when NEVLICO first receives the premium for the Policy, the date when the last Part II of the Policy application or the Supplement to the Part I Application is signed, if any is required, and the Policy Date. (For this purpose only, receipt of the premium means receipt by a NEVLICO agent or, if a broker-dealer other than New England Securities is involved, by NEVLICO.)

  If you pay the initial premium with the application or during the underwriting process, the Policy Date is the later of the date when the last
Part II of the application or the Supplement to the Part I Application is signed, if any is required, and receipt of the premium payment. In this case the Policy Date and investment start date are the same.

  If you pay the initial premium with the application, the insured will be covered under a temporary insurance agreement for a limited period that is described in the temporary insurance agreement form. Generally, coverage under the temporary insurance agreement begins on the later of the date when NEVLICO receives the premium payment for the Policy and the date when the last Part II of the application or the Supplement to the Part I Application is signed, if any is required. The maximum amount of coverage provided is the lesser of the amount of insurance applied for and $500,000 for standard and preferred risks ($250,000 for substandard risks and $50,000 for persons who are determined to be uninsurable). There may be variations to these provisions required by state law.

  If a Policy is issued, Monthly Deductions, including cost of insurance charges, begin as of the first Monthly Deduction Date, even if the Policy's issuance was delayed due to underwriting requirements, and will be in amounts based on the face amount of the Policy issued, even if the temporary insurance coverage received during the underwriting period was for a lesser amount. If NEVLICO declines an application, it will refund the premium payment made plus interest at the rate currently in use by NEVLICO.

  If you do not submit the initial premium with the application or during the underwriting process, the Policy Date will generally be the date NEVLICO receives the initial premium payment for the Policy and will be the same as the investment start date. However, at your request and under limited circumstances, NEVLICO may assign your Policy a Policy Date that is prior to the investment start date in this situation. No charges will be deducted and no interest will be credited to the Policy for the period between the Policy Date and the investment start date.

TRANSFER OPTION

  Beginning fifteen days after NEVLICO mails the confirmation for the initial premium, you may transfer your Policy's cash value among the Sub-Accounts. Currently, you are permitted twelve transfers each Policy Year without NEVLICO's consent. You will never be permitted less than four transfers each Policy Year without NEVLICO's consent (except for Policies issued in New York, where the minimum number of transfers permitted each Policy Year will never be less than twelve). Currently, NEVLICO's rules for transfers require that the amount transferred from any Sub-Account must be at least $100. (If the full amount of cash value in a Sub-Account is less than $100, that full amount may be transferred). Currently, all transfers are subject to a maximum of $500,000 per transfer. In applying the $500,000 limit, NEVLICO will treat as one transfer all transfers that you request on the same day for all Policies you own. If the $500,000 limitation is exceeded for multiple transfers requested on the same day that are treated as a single transfer, no amount of the transfer will be executed by NEVLICO.

  A transfer will be effective as of the date when NEVLICO receives the transfer request at its Administrative Office. (See "Receipt of Communications and Payments at NEVLICO's Administrative Office.") However, you should be aware that because transfer limitations may prevent you from making a transfer on the date you want to, your Policy's cash value may in the future be lower than it would have been had the transfer been made on the desired date.

  For transfers that NEVLICO determines to be based on "market-timing" (e.g., transfers under different Policies that are being requested under Powers of Attorney with a common attorney-in-fact or that are in NEVLICO's determination based on the recommendation of a common investment adviser or broker-dealer), the current transfer limitation is one transfer every 30 days, each transfer subject to a maximum of $500,000. In applying the limitation of one $500,000 transfer every 30 days, NEVLICO will treat as one transfer all transfers requested under different Policies that are being requested under Powers of Attorney with a common attorney-in-fact or that are, in NEVLICO's determination, based on the recommendation of a common investment adviser or broker-dealer. If the $500,000 limitation is exceeded for multiple transfers requested on the same day that are treated as a single transfer, no amount of the transfer will be executed by NEVLICO. If a transfer is executed under one Policy and, within the next 30 days, a transfer request for another Policy is determined by NEVLICO to be related to the executed transfer under this paragraph's rules, the transfer request will not be executed by NEVLICO. (In order for it to be executed, it would need to be requested again after the 30-day period and it, along with any other transfer requests that are collectively treated as a single transfer, would need to total no more than $500,000).

  NEVLICO's interest in applying these limitations on the maximum number and size of transfers is to protect the interests of both Policy Owners who are not engaging in significant transfer activity and Policy Owners who are engaging in such activity. NEVLICO has determined that the actions of Policy Owners engaging in significant transfer activity among Sub-Accounts may cause an adverse effect on the performance of the underlying Eligible Funds. The movement of significant Sub-Account values from one Sub-Account to another may prevent the appropriate Eligible Fund from taking advantage of investment opportunities because it must maintain a significant cash position in order to handle redemptions. Such movement may also cause a substantial increase in Eligible Fund transaction costs that must be indirectly borne by Policy Owners.

  Policy Owners will be notified, in advance, of any change in the limitation on the number or amount of transfers.

  See "Transfer and Reallocation Requests" for information regarding transfers made by written request and by telephone.

  Your Policy's cash value may be distributed among no more than ten Sub-Accounts at any one time.

DOLLAR COST AVERAGING

  NEVLICO offers an automated transfer privilege referred to here as dollar cost averaging. The main objective of dollar cost averaging is to shield investments from short term price fluctuations. Since the same dollar amount is transferred to selected

Sub-Accounts each month, over time more purchases of Eligible Fund shares are made when the value of those shares is low, and fewer shares are purchased when the value is high. As a result, a lower than average cost of purchases may be achieved over the long term. This plan of investing allows Owners to take advantage of investment fluctuations, but does not assure a profit or protect against a loss in declining markets.

  Under this feature you may request that a certain amount of your cash value be transferred on any selected business day of each month (or if not a day when the New York Stock Exchange is open, the next such day), from any one Sub-Account to one or more of the other Sub-Accounts, subject to the limitation that cash value may not be allocated to more than 10 of the Sub-Accounts at any one time. A minimum of $100 must be transferred to each Sub-Account that you select under this feature. Currently, transfers made under the dollar cost averaging program will not be counted against the 12 transfers that may be made each year. You may select a dollar cost averaging program when you apply for the Policy or at a later date by contacting NEVLICO's Administrative Office. You may not participate in the dollar cost averaging program while you are participating in the asset rebalancing program. (See "Asset Rebalancing," below). You may cancel your use of the dollar cost averaging program at any time prior to the monthly transfer date. Transfers will continue until you notify us to stop making transfers or there no longer is sufficient cash value in the Sub-Account from which you are transferring cash value.

ASSET REBALANCING

  NEVLICO offers an asset rebalancing program for cash value. Cash value allocated to the Sub-Accounts can be expected to increase or decrease at different rates. An asset rebalancing program automatically reallocates your cash value among the Sub-Accounts each quarter to return the allocation to the allocation percentages you specify. Asset rebalancing is intended to transfer cash value from those Sub-Accounts that have increased in value to those that have declined, or not increased as much, in value. Over time, this method of investing may help a Policy Owner "buy low and sell high," although there can be no assurance that this objective will be achieved. Asset rebalancing does not guarantee profits, nor does it assure that an Owner will not have losses.

  You may select an asset rebalancing program when you apply for the Policy or at a later date by contacting NEVLICO's Administrative Office. You specify the percentage allocations according to which your cash value will be reallocated among the Sub-Accounts. You may not participate in the asset rebalancing program while you are participating in the dollar cost averaging program. (See "Dollar Cost Averaging," above). On the last day of each calendar quarter (or if not a day when the New York Stock Exchange is open, the next such day), we will transfer cash value among the Sub-Accounts to the extent necessary to return the allocation to your specifications. Asset rebalancing will continue until a written or telephone request to terminate is received at NEVLICO's Administrative Office. Currently, transfers made under an asset rebalancing program are not counted for purposes of the transfer rules described above.

TRANSFER AND REALLOCATION REQUESTS

  You may request a Sub-Account transfer or change the allocation of net additional payments by written request (which may be telecopied) to NEVLICO's Administrative Office or by telephoning The New England. To request a transfer or reallocation by telephone, you should contact your registered representative or contact The New England at 1-800-200-2214. Requests for transfers (up to NEVLICO's current limit each Policy Year) or reallocations by telephone will be automatically permitted. NEVLICO and The New England will use reasonable procedures, such as requiring certain identifying information from the caller, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone are genuine. Any telephone instructions reasonably believed by The New England and NEVLICO to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If NEVLICO and The New England do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, they may be liable for any losses due to unauthorized or fraudulent instructions.

                                 DEATH BENEFIT

  If the insured under a Single Insured Policy dies, NEVLICO will pay a death benefit to the beneficiary. In the case of a Last Survivor Policy, no death benefit will be paid unless and until both insureds have died.

  HOW THE DEATH BENEFIT IS DETERMINED. The death benefit payable on any day is the greater of the variable death benefit and the minimum guaranteed death benefit. The variable death benefit is determined by dividing the Policy's cash value by the applicable net single premium set by the Internal Revenue Code. Net single premiums are based on the age, sex and smoker/nonsmoker status of the insured at the time of the calculation and decline over time. Set forth below are net single premiums for selected ages of male and female, nonsmoker insureds.

                                   NET SINGLE PREMIUM
                             -------------------------------
            AGE              MALE NONSMOKER FEMALE NONSMOKER
            ---              -------------- ----------------
            30..............     .19992          .17824
            40..............     .27992          .24926
            50..............     .38723          .34338
            60..............     .52085          .46422
            70..............     .66655          .61117

  As an example of how the variable death benefit is calculated, assume that the cash value of a Policy held by a 40-year-old male nonsmoker is $10,000. The variable death benefit would be $35,724 ($10,000 divided by the applicable net single premium of .27992).

MINIMUM GUARANTEED DEATH BENEFIT

  The minimum guaranteed death benefit guarantees, regardless of investment performance, that as long as there is not an "excess Policy loan," the death benefit will never be less than the initial premium paid plus additional payments, less adjustments for partial surrenders. On the Policy Date, the minimum guaranteed death benefit is equal to the initial premium paid. Thereafter, the minimum guaranteed death benefit will be increased by each additional payment, and decreased proportionately by any partial surrenders. The reduction at the time of a partial surrender will be based on the ratio of the cash value after the surrender to the cash value before the surrender. (See Appendix D for an example illustrating the effect of a partial surrender on a Policy.) At the end of the fifth Policy Year and every five years thereafter until the insured is (or insureds are) age 75, the guaranteed death benefit will be recalculated. On each of these days, the guaranteed death benefit is equal to the greater of: (i) the guaranteed death benefit before the recalculation; and (ii) the cash value on the date of recalculation.

  If, however, an "excess Policy loan" exists, the Policy may terminate. (See "Loan Privilege" for the definition of "excess Policy loan.")

ADJUSTMENTS TO THE DEATH PROCEEDS PAYABLE

  The death proceeds actually paid to the beneficiary are equal to the amount of the death benefit determined on the date of the insured's death, reduced by any Policy loan balance as of that date and by a pro rata portion of the Monthly Deduction for the portion of the Policy month elapsed since the last deduction prior to that date.

  The death proceeds may also be adjusted if the insured's age (or an insured's age under a Last Survivor Policy) was misstated in the application, if death results from the insured's suicide (or an insured's suicide under a Last Survivor Policy) within two years (or less if provided by state law) from the Policy's Date of Issue, or if limits on the death benefit are imposed by rider. (See "Limits to NEVLICO's Right to Challenge the Policy.")

PAYMENT OF DEATH BENEFIT PROCEEDS

  Death benefit proceeds will be paid in one sum unless the Policy Owner or payee chooses to put all or part of the proceeds under a payment option. (See "Payment of Proceeds" and "Payment Options.") Death benefit proceeds also may be paid pursuant to NEVLICO's Access Plus program. If the Access Plus program is elected, an Access Plus account will be established at State Street Bank & Trust Company at the time that death benefit proceeds are payable. The Access Plus account provides convenient access to proceeds, which are maintained in NEVLICO's general account, through checkbook privileges with State Street. A beneficiary may elect to have death benefit proceeds paid through the Access Plus program at any time prior to the payment of death benefit proceeds.

                      CASH VALUE AND CASH VALUE BENEFITS

CASH VALUE

  Your Policy's cash value includes its cash value in the Variable Account and, if you have an outstanding Policy loan, in NEVLICO's general account as a result of the loan. (See "Loan Privilege.") The cash value reflects premium payments, the net investment experience of the Policy's Sub-Accounts, interest credited on amounts held in the general account as a result of a loan, amounts deducted for Policy charges (including Monthly Deductions and any Surrender Charge that applies if you make a partial surrender), partial surrenders and transfers among the Policy's Sub-Accounts.

  Your Policy's net cash value is the cash value on any day, reduced by any Policy loan balance and also reduced by any applicable Surrender Charge. (See "Loan Privilege," "Surrender Charge," and "Monthly Deduction Deducted from Cash Value".) If you surrender your Policy, the net cash value will be reduced by the applicable portion of the Monthly Deduction for the period from the last deduction to the date of surrender.

  The amount provided for investment in the Policy (i.e., the cash value) is adjusted as of each day the New York Stock Exchange is open to reflect the net investment experience of the Sub-Accounts for that day. The Policy's cash value in the Variable Account may increase or decrease daily depending on the net investment experience of the Policy's Sub-Accounts. Unfavorable investment experience can reduce the net cash value to zero. Because there is no guaranteed minimum cash value in the Variable Account, you bear the entire investment risk with respect to cash value in the Variable Account.

  NET INVESTMENT EXPERIENCE. The net investment experience of the Policy's Sub-Accounts will affect the Policy's cash value and, in most circumstances, the death benefit. The net investment experience of the Sub-Accounts is determined as of the close of regular trading on the New York Stock Exchange on each day when the Exchange is open for trading. A Sub-Account's net investment experience for any period reflects the investment experience of the underlying Eligible Fund shares for the same period. Currently, NEVLICO does not deduct any charges from the Variable Account for federal or state income taxes with respect to earnings or capital gains that may be attributable to the Variable Account. Should NEVLICO determine that this type of tax will be imposed, NEVLICO may make deductions from the Variable Account to pay these taxes. The imposition of such taxes would result in a reduction of your cash value. See "Daily Charges Deducted from Variable Account Assets" and "Charges Deducted from Eligible Fund Assets.")

  The investment experience of the Eligible Fund shares for any period is the increase or decrease in their net asset value for the period, increased by the amount of any dividends or capital gains distributions on the shares during the period. Dividends and capital gains distributions on Eligible Fund shares are reinvested in additional shares of the Eligible Fund and affect subsequent investment experience.

LOAN PRIVILEGE

  You may borrow all or part of the Policy's "loan value" once fifteen days have elapsed after we mail the confirmation for the initial premium. NEVLICO will make the loan as of the date when a loan request is received at NEVLICO's Administrative Office. (See "Receipt of Communications and Payments at NEVLICO's Administrative Office.") You should contact NEVLICO's Administrative Office or a NEVLICO agent for information regarding the procedures to follow for requesting a loan.

  The Policy's loan value is equal to 90% (or more where required by state law) of: the Policy's cash value minus the surrender charge. The amount of loan value available to be borrowed at any time is reduced by the amount of any Policy loan balance.

  A Policy loan may result in adverse tax consequences. (See "Tax
Considerations.")

  EFFECT OF POLICY LOAN. When Policy loan proceeds are paid to you, cash value in the amount of the loan is taken from the Sub-Accounts and transferred to NEVLICO's general account as collateral for the loan. When you make a loan repayment, cash value held as collateral is transferred from the general account back to the Sub-Accounts, and thereby increases the cash value in the Sub-Accounts by the amount of the repayment. Unless you specify a different allocation, cash value transferred for a Policy loan is taken from the Sub-Accounts of the Variable Account in proportion to the cash value in each. All loan repayments are allocated, unless you request otherwise, to repay the loans made against the Sub-Accounts of the Variable Account in proportion to the cash value in each.

  The interest rate charged on Policy loans is 6.0% per year, accrues daily, and is due on the Policy Anniversary. If not paid at that time, the interest accrued on the loan is added to the loan, and an amount equal to the unpaid interest is deducted from the Policy's cash value in the Sub-Accounts in proportion to the amount in each. Amounts taken as collateral for a loan earn interest at not less than a 5.25% rate per year. Currently, on preferred loans, the rate credited is a 6.0% annual rate. "Preferred loans" are loans that represent an amount less than or equal to the excess of cash value over premiums paid (as adjusted for any partial surrenders). Interest earned on amounts held in NEVLICO's general account as collateral for a Policy loan is credited to the Policy's Sub-Accounts on the Policy Anniversary, in proportion to the cash value in each.

  The amount taken from the Policy's Sub-Accounts as a result of a loan does not participate in the investment experience of the Sub-Accounts. Therefore, the death benefit and cash value of the Policy can be permanently affected by a Policy loan, even if it is repaid. In addition, any proceeds payable under a Policy are reduced by the amount of any outstanding Policy loan balance.

  The following procedures will be applied to payments received while a Policy loan is outstanding. Such a payment is treated first as a repayment of Policy loan interest, then as repayment of a Policy loan, and last as an additional payment (if no previous additional payment has been made in that Policy Year), unless you designate otherwise in writing to NEVLICO. (If a previous additional payment has been made in that Policy Year, the portion of the payment in excess of any outstanding Policy loan balance will be returned). If a Policy loan is outstanding, it may be more advantageous to repay the loan than to make an additional payment, because an additional payment is subject to sales and state premium tax charges, and the loan repayment is not subject to charges.

  If a Policy loan is outstanding, and the net cash value on a Monthly Deduction Day is not enough to cover the entire Monthly Deduction for the Policy Month, NEVLICO will notify you that the Policy is going to terminate unless a sufficient payment is made within the 62-day grace period. (This situation is referred to as an "excess Policy loan.") The Policy will terminate without value 62 days after the notice is mailed (unless otherwise provided by state law) unless a sufficient amount is paid to NEVLICO within that time. (See "Lapse and Reinstatement.") If the Policy lapses with a loan outstanding, adverse tax consequences may result. (See "Tax Considerations" below.)

  If you purchase a Policy with the proceeds of another life insurance policy that has an outstanding policy loan (see "Premium Payments"), the following conditions must be met. First, the applicable application forms must be completed. Second, if the value to be applied from the existing policy to a Policy is subject to a policy loan, then an additional amount of at least $10,000 (above the amount of the policy loan) must be submitted as part of the initial premium, and any loan remaining against the new Policy cannot exceed 40% of the cash value of the Policy at issue. It may not be advantageous to replace existing insurance with a Policy.

SURRENDER

  You may surrender a Policy for its net cash value, less the applicable portion of the Monthly Deduction to the date of surrender, at any time while the insured (or at least one insured under a Last Survivor Policy) is living by submitting a request conforming to NEVLICO's administrative procedures. The net cash value of the surrendered Policy is determined as of the date when a surrender request is received at NEVLICO's Administrative Office. (See "Receipt of Communications and Payments at NEVLICO's Administrative Office.") The net cash value equals the cash value, reduced by any Policy loan balance and also reduced by any applicable Surrender Charge (see "Surrender Charge"). Upon surrender, the applicable portion of the Monthly Deduction will be deducted from net cash value. (See "Monthly Deduction Deducted from Cash Value.") You may elect in writing to have all or part of the surrender amount applied to a payment option. (See "Payment Options.") A surrender may result in adverse tax consequences. (See "Tax Considerations," below.)

  When you make a full surrender, the requested surrender amount is taken first from the preferred surrender amount. For more information about the preferred surrender amount, see "Surrender Charge."

PARTIAL SURRENDERS

  You may make a partial surrender of cash value once fifteen days have passed after we mail the confirmation for the initial premium payment, subject to the following rules and limits. In each Policy Year, partial surrenders will be limited, except with the consent of NEVLICO, to: 20% of the net cash value on the day the first partial surrender is made for the Policy Year; or, if less, the Policy's loan value less the amount of any Policy loan balance on that day. The minimum amount for a partial surrender is $500. Currently, NEVLICO does not limit the maximum amount of a partial surrender as long as the cash value immediately after the partial surrender is at least $10,000. A partial surrender made in excess of the preferred surrender amount may be subject to a Surrender Charge. (See "Surrender Charge" and "Monthly Deduction.") If any charges apply, they will be deducted from the amount requested to be surrendered. There are no limits on the number of partial surrenders that may be made during a Policy Year. However, there are tax consequences. (See "Tax Considerations.")

  When you make a partial surrender, the requested surrender amount is taken first from the preferred surrender amount. For more information about the preferred surrender amount, see "Surrender Charge."

  EFFECT OF PARTIAL SURRENDER ON CASH VALUE AND DEATH BENEFIT. A partial surrender reduces the minimum guaranteed death benefit based on the ratio of the cash value immediately after the partial surrender to the cash value just before the partial surrender. See "Death Benefit" and Appendix D.

  You should be aware that the net cash value paid upon a partial surrender may not be reinvested in the Policy except as additional payments, which are subject to the charges described under "Charges and Expenses."

  The amount paid to you as the result of a partial surrender is equal to the amount requested to be surrendered less any amount deducted for the Surrender Charge. The applicable portion of the Monthly Deduction (based on the portion of the Policy Month elapsed and on the proportion of cash value withdrawn) will be deducted from the cash value remaining. (See "Surrender Charge" and "Monthly Deduction Deducted from Cash Value.") Unless you specify a different allocation, the partial surrender is effected by reducing the Policy's cash value in the Sub-Accounts in proportion to the amount of cash value in each. The amount of net cash value paid upon partial surrender is determined as of the date when a request conforming to NEVLICO's administrative procedures is received at NEVLICO's Administrative Office. NEVLICO's administrative procedures can be determined by contacting a NEVLICO agent or the Administrative Office. (See "Receipt of Communications and Payments at NEVLICO's Administrative Office," "Payment of Proceeds," and "Payment Options.")

PAYMENT OF PROCEEDS

  NEVLICO will ordinarily pay any surrender, partial surrender, loan or death benefit proceeds payable from the Sub-Accounts within seven days after receipt at the Administrative Office of a request, or proof of death of an insured, in a form satisfactory to NEVLICO. (See "Receipt of Communications and Payments at NEVLICO's Administrative Office.") However, NEVLICO may delay payment (except when a loan is made to pay a premium to NEVLICO) or transfers from the Sub-Accounts: (i) if the New York Stock Exchange is closed for other than weekends or holidays, or if trading on the New York Stock Exchange is restricted, (ii) if the SEC determines that a state of emergency exists that makes payments or Sub-Account transfers impractical, or (iii) if the SEC orders the Variable Account or orders the Zenith Fund or its successor or any other Eligible Fund to postpone payment or transfer of variable benefits.

  NEVLICO may withhold payment of surrender, partial surrender or loan proceeds to the extent that those proceeds are derived from a Policy Owner's check that has not yet cleared. In those cases, NEVLICO will process the surrender or loan to the extent of Policy values for which the Policy Owner has made full payment. The balance of the surrender, partial surrender or loan proceeds will be paid when the Policy Owner's check has cleared. NEVLICO may also delay payment if it considers whether to contest the Policy. NEVLICO will pay interest on the death benefit proceeds from the date they become payable to the date they are paid in one sum or, if a payment option was selected, to the effective date of the option. (See "Payment Options.")

PAYMENT OPTIONS

  The Policy's death benefit and any partial surrender or surrender of net cash value will be paid in one sum unless the Policy Owner or payee chooses to put all or part of the proceeds under a payment option. You can choose a combination of payment options. The selection of a payment option and the naming of a payee must be in written form satisfactory to NEVLICO. You can make, change or revoke the selection before the death of the insured.

  The payment options available are fixed benefit options only; therefore, proceeds applied to an option will no longer be affected by the investment experience of the Variable Account. The guaranteed mortality assumptions used in determining payment levels under the options will not vary based on sex. (For Policies issued in New York and Oregon, however, and which are not issued for use in connection with certain employee benefit plans and fringe benefit programs, the mortality assumptions will vary based on sex. (See "Group or Sponsored Arrangements.") Once payments under an option begin, withdrawal rights may be restricted.

  The following payment options are available:

  (1) INCOME FOR A SPECIFIED NUMBER OF YEARS. Proceeds are paid in monthly installments for up to 30 years, with interest at a rate not less than 3.5% a year, compounded yearly. Additional interest paid by NEVLICO for any year will be added to the monthly payments for that year.

  (2) LIFE INCOME. Proceeds are paid in equal monthly installments (i) during the life of the payee, (ii) for the longer of the life of the payee or 10 years, or (iii) for the longer of the life of the payee or 20 years.

  (3) LIFE INCOME WITH REFUND. Proceeds are paid in equal monthly installments during the life of the payee. At the payee's death, any unpaid proceeds remaining are paid either in one sum or in equal monthly installments until the total proceeds have been paid.

  (4) INTEREST. Proceeds are held for the life of the payee or another agreed upon period. Interest of at least 3.5% a year is paid monthly or added to the principal annually. At the death of the payee, or at the end of the period agreed to, the balance of principal and any interest will be paid in one sum.

  (5) SPECIFIED AMOUNT OF INCOME. Proceeds plus accrued interest of at least 3.5% a year are paid in an amount and at a frequency elected until total proceeds have been paid. Any amounts unpaid at the death of the payee will be paid in one sum.

  (6) LIFE INCOME FOR TWO LIVES. Proceeds will be paid in equal monthly installments (i) while either of two payees is living, (ii) for the longer of the surviving payee or 10 years, or (iii) while the two payees are living and, after the death of one payee, two-thirds of the monthly amount for the life of the surviving payee will be paid.

  NEVLICO's consent to use of an option is required if the installment payments would be less than $20.

                             CHARGES AND EXPENSES

  The following describes the various charges deducted under the Policy.

  DEDUCTIONS FROM INITIAL PREMIUM. NEVLICO deducts no charges from the initial premium before allocation to the Variable Account, although the Monthly Deduction includes deductions for the first ten Policy Years for sales charges and state premium taxes attributable to the initial premium, and a Surrender Charge based on the initial premium may apply to surrenders or partial surrenders during the Surrender Charge Period.

  DEDUCTIONS FROM ADDITIONAL PAYMENTS. NEVLICO will deduct the following charges from an additional payment before allocation of the net additional payment to the Sub-Accounts you select:

  -- 6.5% sales charge (reduced to 5.10% for Policies with initial premiums of $1,000,000 or more).
  -- 2.5% state premium tax charge.

  MONTHLY DEDUCTION DEDUCTED FROM CASH VALUE. NEVLICO deducts a charge from the cash value on each Monthly Deduction Date after the Policy Date. This charge is the aggregate of the following charges, shown below at their current annual rates:

  -- Cost of insurance charge,* currently ranging from:

      Single Insured Policy: 0.45% to 1.25% for standard risk class (0.70% to 1.90% for substandard risk class)

      Last Survivor Policy: 0.25% to 1.05% for standard risk class (0.40% to 1.60% for substandard risk class)

  -- 0.35% Administrative Charge (currently reduced to 0.10% after the first ten Policy Years)**

  -- 0.40% sales charge (deducted during the first ten Policy Years only)**

  -- 0.25% state premium tax charge (deducted during the first ten Policy
     Years only)**

  -- 0.90% mortality and expense risk charge

  -- For Policies with cumulative premiums less than $50,000, a $2.50 Monthly
     Maintenance Charge also is included in the Monthly Deduction.
- --------
 * No cost of insurance charge is deducted on or after the Policy Anniversary when the age of the insured(s) is equal to 100.

** For Policies with initial premiums of $1,000,000 or more, the 0.40% sales charge and 0.25% premium tax charge will be waived, and the 0.35% Administrative Charge currently will be reduced to 0.10% in all Policy Years.

  Each charge, except the $2.50 Monthly Maintenance Charge, is calculated as a percentage of cash value (including cash value transferred to the general account as collateral for Policy loans) in the following manner: first, all charges, other than the cost of insurance charge, are calculated, based on the cash value on the Monthly Deduction Date (before monthly charges are deducted, but reflecting daily charges deducted from Eligible Fund Assets), and then deducted. The cost of insurance charge is then calculated based on the cash value for that date, as reduced by all other charges deducted that day. The Monthly Deduction is deducted pro rata from the cash value in the Sub-Accounts.

  DAILY CHARGES DEDUCTED FROM THE VARIABLE ACCOUNT ASSETS. Currently, NEVLICO does not deduct any charges from the Variable Account for federal or state income taxes with respect to earnings or capital gains that may be attributable to the Variable Account. Should NEVLICO determine that this type of tax will be imposed, NEVLICO may make deductions from the Variable Account to pay these taxes. The imposition of such taxes would result in a reduction of your cash value.

  CHARGES DEDUCTED FROM ELIGIBLE FUND ASSETS. The value of shares of the Eligible Funds reflect charges and deductions from assets for investment advisory services and fund operating expenses. See "Investment Management" and the prospectus for the Zenith Fund for more information.

  CHARGES DEDUCTED ON SURRENDER OR PARTIAL SURRENDER. If the Policy is surrendered or lapses or a partial surrender is taken during the Surrender Charge Period (the first nine Policy Years), a Surrender Charge may be deducted. The Surrender Charge is a deferred sales charge. This charge declines over the course of the Surrender Charge period. (See "Surrender Charge".) The Surrender Charge is deducted from the Policy's available cash value, regardless of whether that cash value is derived from premiums or investment experience.

  Upon surrender, lapse or partial surrender, the applicable portion of the Monthly Deduction (based on the portion of the Policy Month elapsed, and, in the case of a partial surrender, on the proportion of cash value withdrawn) will also be deducted from the cash value.

  The following section provides more information about the various charges identified above.

  SALES CHARGES. No sales charges are deducted from the initial premium before allocation to the Sub-Accounts. However, except for certain Policies described below, the Monthly Deduction includes a deduction taken during the first ten Policy Years for sales charges attributable to the initial premium. This charge is calculated as a percentage of cash value on each Monthly Deduction Date at an annual rate of 0.40%. Also, if, during the first nine Policy years, you surrender or lapse the Policy, or make a partial surrender, NEVLICO deducts a Surrender Charge. (See "Surrender Charge.") In no event will the aggregate amount deducted as part of the Monthly Deduction for sales charges plus the Surrender Charge exceed 9% of the initial premium.

  For Policies with initial premiums of $1,000,000 or more, the 0.40% sales charge will be waived.

  If a Policy lapses and is reinstated, the period the Policy was lapsed will not count towards the ten-year period during which the Monthly Deduction includes a deduction for sales charges.

  If you make an additional payment, a maximum charge in the amount of 6.5% is deducted from each additional payment for sales charges before allocation of the net additional payment to the Sub-Accounts. For Policies with initial premiums of $1,000,000 or more, this charge is reduced to 5.10%.

  The sales charges deducted under a Policy are not necessarily related to NEVLICO's actual sales expenses for that year. NEVLICO expects that total revenues from the sales charges will fall short of its total distribution expenses, and the excess will be recovered from NEVLICO's surplus and other revenues, including mortality gains and any profit realized from the mortality and expense risk charge.

  Sales charges for Policies sold in certain group or sponsored arrangements may be reduced. NEVLICO may in the future reduce or eliminate the sales charge, when you purchase a Policy, on cash value transferred in the first year, from life insurance policies issued by The New England that meet certain premium, cash value and/or face amount minimums, as currently published by NEVLICO. NEVLICO's normal issuance criteria, including reinsurance and other limitations, would also apply in these situations. NEVLICO may, however, waive underwriting requirements in these situations. NEVLICO may also reduce the Surrender Charge on such policies. Your NEVLICO agent can advise you regarding the availability of this feature.

  SURRENDER CHARGE. If, during the first nine Policy Years, a Policy is totally surrendered or lapses or a partial surrender (other than a preferred partial surrender) is made, NEVLICO deducts a Surrender Charge from the amount requested to be surrendered. This charge is based on the portion of the initial premium deemed to be surrendered in accordance with the following rules. When you make a full or partial surrender, the requested surrender amount is taken first from the preferred surrender amount. The "preferred surrender amount" is equal to the greater of (a) cash value calculated on the date of surrender in excess of initial premium paid (minus any previous partial surrenders attributable to the initial premium) and (b) 10% of the initial premium paid (minus previous partial surrenders in that Policy Year). No Surrender Charge applies to the preferred surrender amount. If there has been negative investment performance under your Policy (that is, cash value is less than your total premium payments because net investment experience of the Sub-Accounts has not been at least equal to total charges or has been negative), any Surrender Charge will be calculated by deeming additional payments to have been reduced before the initial premium. If negative investment performance has been deemed to completely reduce additional payments and to further reduce initial premium, any subsequent increase in cash value (from earnings or net additional payments) will be deemed to increase initial premium before additional payments. Appendix C provides an example of the effect of negative investment performance on Surrender Charges. The balance of the requested surrender amount is subject to a Surrender Charge, which is determined by multiplying the balance by the applicable percentage for the Policy Year. The Surrender Charge period and the amount of the Surrender Charge are shown in the following table:

             POLICY YEAR                        CHARGE
             -----------                        ------
               1...............................  8.0%
               2...............................  8.0%
               3...............................  7.0%
               4...............................  6.0%
               5...............................  5.0%
               6...............................  4.0%
               7...............................  3.0%
               8...............................  2.0%
               9...............................  1.0%
              10...............................  0.0%

  Any Surrender Charge deducted upon lapse is credited back to the Policy's cash value upon reinstatement. The Surrender Charge on the date of reinstatement will be the same as it was on the date of lapse. For purposes of determining the Surrender Charge on any date after reinstatement, the period the Policy was lapsed will not count.

  STATE PREMIUM TAX CHARGE. Except for certain Policies described below, this charge is deducted from your cash value in the Sub-Accounts on each Monthly Deduction Date after the Policy Date for the first ten Policy Years, as part of the Monthly Deduction. The annual rate of this charge is 0.25% of cash value. If you make an additional payment, a charge in the amount of 2.5% is deducted from the payment before allocation to the Sub-Accounts. Because the net additional payment will have the immediate effect of increasing the cash value, the monthly charge for state premium tax is proportionately adjusted downward to take into account this increase. This adjustment in the rate for the monthly charge for state premium taxes effectively means that it is not assessed against cash value attributable to additional premiums. Appendix C provides an example illustrating the effect of such an additional payment.

  For Policies with initial premiums of $1,000,000 or more, the 0.25% monthly charge for premium tax will be waived.

  If a Policy lapses and is reinstated, the period the Policy was lapsed will not count towards the ten-year period during which the Monthly Deduction includes a deduction for state premium taxes.

  The state premium tax charge is designed to reimburse NEVLICO for state premium taxes and administrative expenses. Premium taxes vary from state to state and the 2.5% charge reflects an average. Administrative expenses covered by this charge include those related to premium tax and certain other state filings. This charge is not intended to produce a profit.

  The state premium tax rates in the jurisdictions where NEVLICO transacts business range from .75% to 4.00%. However, because of the effect of retaliatory tax law provisions, the actual premium tax rates imposed on NEVLICO range from slightly less than 2.00% to 4.00%.

  COST OF INSURANCE CHARGE. This charge is deducted from the Policy's cash value in the Sub-Accounts on each Monthly Deduction Date after the Policy Date, as part of the Monthly Deduction. This charge is not deducted on or after the Policy Anniversary when the age of the insured(s) is equal to 100.

  The cost of insurance charge covers the cost of providing insurance protection under your Policy. Currently, the amount of this charge is based on the risk class and issue age of the insured(s). (It does not currently vary by sex of the insured(s), although it may in the future.) NEVLICO assigns insureds to risk classes based on underwriting conducted when NEVLICO receives an application for a Policy. Currently, NEVLICO assigns insureds to the following risk classes: standard nonsmoker, standard smoker, substandard nonsmoker and substandard smoker. Once a Policy is issued, an insured's risk class does not change except in the following circumstances. If an additional payment is submitted that, if accepted, will have the effect of increasing the death benefit, acceptance of the payment is subject to underwriting review to determine whether the insured(s) qualify for the same or a better risk class.

  If the new risk class is better and has lower cost of insurance rates than the original risk class, the risk class for the additional payment will be used for cost of insurance charges under the entire Policy. If, however, the new risk class has higher cost of insurance rates than the original risk class, NEVLICO will decline the additional payment.

  Currently, the cost of insurance charge for a Policy is calculated as a percentage of the cash value on the Monthly Deduction Date. For a Single Life Policy, the current charge is calculated based on whether the issue age is 70 or less, or over 70, is a smoker or non-smoker, and has been assigned to a standard or substandard risk class. The current monthly rates for these classes are equivalent to the annual percentage rates shown in the following table:

   RATING CLASS AND ISSUE AGE                                   NONSMOKER SMOKER
   --------------------------                                   --------- ------
   Standard issue age 70 or less...............................   0.45%   0.75%
   Standard over issue age 70..................................   0.85%   1.25%
   Substandard issue age 70 or less............................   0.70%   1.15%
   Substandard over issue age 70...............................   1.30%   1.90%

  In the case of a Last Survivor Policy, the current charge is calculated based on whether the joint equal issue age is 70 or less, or over 70, the smoker/nonsmoker status of each insured, and whether at least one insured is substandard.

                                                      NONSMOKER NONSMOKER SMOKER
   RATING CLASS AND ISSUE AGE                         NONSMOKER  SMOKER   SMOKER
   --------------------------                         --------- --------- ------
   Standard issue age 70 or less.....................   0.25%     0.40%   0.55%
   Standard over issue age 70........................   0.65%     0.85%   1.05%
   Substandard issue age 70 or less..................   0.40%     0.60%   0.85%
   Substandard over issue age 70.....................   1.00%     1.30%   1.60%

  For purposes of determining the current cost of insurance charge on a Monthly Deduction Date, all other charges included in the Monthly Deduction are calculated and deducted from the Policy's cash value, and then the applicable cost of insurance percentage is applied to the cash value, as reduced by the other charges.

  The cost of insurance charge deducted on a Monthly Deduction Date is guaranteed not to exceed the amount calculated using the guaranteed cost of insurance rates set forth in the Policy for that date. The cost of insurance charge for a Monthly Deduction Date determined using the guaranteed cost of insurance rates is equal to the "net amount at risk" under the Policy, multiplied by the cost of insurance rate for that date. The net amount at risk is determined on the last day of the Policy Month. The net amount at risk equals the death benefit on the first day of the month, minus the cash value on the first day of the month, accumulated with interest at the monthly equivalent of 4.0% per year, and reduced by the guaranteed cost of insurance charge.

  The guaranteed cost of insurance rate for a Monthly Deduction Date under a Policy depends on the insured's sex, risk class, and age on the first day of a Policy Year. Guaranteed cost of insurance rates applicable to joint insureds under a Last Survivor policy depend on the sex of each insured, their joint equal issue age, their risk classes, and the Policy Year. The guaranteed cost of insurance rate for a Policy changes from month to month. The risk classes used for determining guaranteed cost of insurance rates for insureds are smoker standard, smoker substandard, nonsmoker standard, nonsmoker substandard. Substandard ratings result in higher cost of insurance charges. The guaranteed cost of insurance rates for substandard ratings are based on multiples of or additives to the guaranteed standard rates provided by the 1980 Commissioners Standard Ordinary Mortality Tables.

  Cost of insurance rates -- whether current or guaranteed -- are generally more favorable for nonsmoker than for smoker insureds. Within a given rating class, guaranteed cost of insurance rates are generally more favorable for insureds of lower ages than for insureds of higher ages.

  If a Policy loan is outstanding, and the net cash value on a Monthly Deduction Date is not enough to cover the entire Monthly Deduction for the Policy Month, NEVLICO will notify you that the Policy is going to terminate unless a sufficient payment is made within the 62-day grace period. (See "Effect of a Policy Loan.")

  Eligible group or sponsored arrangements may also elect to purchase Policies on a simplified underwriting basis above the underwriting limits applicable to other purchasers. Policies issued on a simplified underwriting basis will have the same cost of insurance rates as fully underwritten Policies.

  ADMINISTRATIVE CHARGE. This charge is deducted from your Policy's cash value in the Sub-Accounts on each Monthly Deduction Date after the Policy Date, as part of the Monthly Deduction. Except for certain Policies described below, this charge is currently set at an annual rate of 0.35% of cash value on each Monthly Deduction Date, and is intended to be decreased to 0.10% after the first 10 Policy Years. It is guaranteed never to exceed an amount equivalent to an annual rate of 0.35% of cash value. This charge is for the cost of administering the Policies (such as the cost of processing Policy transactions, issuing Policy Owner statements and reports, and record keeping), as well as legal, actuarial, systems, mailing and other overhead costs connected with NEVLICO's variable life insurance operations. These charges have been designed to cover actual costs and are not intended to produce a profit.

  For Policies with initial premiums of $1,000,000 or more, the Administrative Charge currently is 0.10% in all Policy years.

  For purposes of calculating the 10-year period after which the Administrative Charge is intended to be reduced to 0.10%, the period that a Policy was lapsed will not count.

  MONTHLY MAINTENANCE CHARGE. If the initial premium paid for the Policy is less than $50,000, a $2.50 fee is deducted from cash value on each Monthly Deduction Date to cover administrative expenses. This fee is in addition to the administrative charge. This monthly fee will continue to be deducted until cumulative premium payments made are at least $50,000. After cumulative premium payments of at least $50,000 have been made, the Monthly Maintenance Charge will not be charged even if the Policy's cash value is reduced to less than $50,000 as a result of investment performance or partial surrenders. This charge is designed to cover actual costs and is not intended to produce a profit.

  MORTALITY AND EXPENSE RISK CHARGE. NEVLICO deducts a charge from your cash value in the Sub-Accounts on each Monthly Deduction Date after the Policy Date for the mortality and expense risks that NEVLICO assumes. This charge is currently set at an annual rate of 0.90% of cash value on each Monthly Deduction Date. The mortality risk NEVLICO assumes is that insureds may live for shorter periods of time than NEVLICO estimated. The expense risk is that NEVLICO's costs of issuing and administering the Policies may be more than NEVLICO estimated.

  If all the money NEVLICO collects from this charge is not needed to cover death benefits and expenses, the money is contributed to NEVLICO's general account. Conversely, even if the money NEVLICO collects is insufficient, NEVLICO will provide for all death benefits and expenses.

  ELIGIBLE FUND EXPENSES. Charges for investment advisory fees and other expenses are deducted from the assets of the Eligible Funds. (See "Investment Management.")

  CHARGES FOR ADDITIONAL SERVICES. NEVLICO reserves the right to charge Policy Owners a nominal fee, which will be billed directly to the Policy Owner in the event that a Policy re-issue or re-dating is requested.

  CHARGES FOR INCOME TAXES. NEVLICO currently makes no charge for income taxes against the Variable Account, but in the future NEVLICO may impose such a charge, if appropriate. NEVLICO reserves the right to make a charge for any taxes imposed on the Policies by any governmental body in the future. (See "Charge for NEVLICO's Income Taxes.")

GROUP OR SPONSORED ARRANGEMENTS

  The Policies may be issued to group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases individual Policies covering a group of individuals. An example of such an arrangement is a non-tax qualified deferred compensation plan. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of the Policies on an individual basis.

  For Policies issued in connection with group or sponsored arrangements, NEVLICO may waive or reduce one or more of the following charges: the sales charge, Surrender Charge, monthly cost of insurance charge, mortality and expense risk charge, administrative charges, Monthly Maintenance Charge, and/or state premium tax charge described in "Charges and Expenses." (In addition, the interest rate credited on amounts taken from the sub-accounts as a result of a Policy loan may be increased for these Policies.) NEVLICO will waive or reduce these charges according to its rules in effect when the Policy application is approved. To qualify for a waiver or reduction, a group or sponsored arrangement must satisfy certain criteria as to, for example, size and number of years in existence. Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on such factors as the size of the group or sponsored arrangement, its stability, the purposes for which the Policies are purchased and certain characteristics of its members. The amount of reduction and the criteria for qualification will reflect the reduced sales and administrative effort resulting from sales to qualifying group or sponsored arrangements. NEVLICO may modify from time to time both the amounts of reductions and the criteria for qualification. Reductions in or waiver of these charges will not be unfairly discriminatory against any person, including the affected Policy Owners and all other Policy Owners of Policies funded by the Variable Account.

  The United States Supreme Court has held that certain insurance policies providing values and benefits that vary with the sex of the insured may not be used to fund certain employee benefit programs.

  Therefore, NEVLICO offers Policies that do not vary based on the sex of the insured for use in connection with certain employee benefit programs. NEVLICO recommends that any employer proposing to offer the Policies to employees under a group or sponsored arrangement consult its attorney before doing so.

                             THE VARIABLE ACCOUNT

  The Variable Account was established as a separate investment account of NEVLICO on January 31, 1983 under Delaware Insurance Law. The Variable Account is the funding vehicle for other NEVLICO variable life insurance policies in addition to the Policies. The Variable Account meets the definition of a "separate account" under Federal securities laws. The Variable Account is a type of investment company called a unit investment trust and is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940. Registration with the SEC does not involve supervision by the SEC of the management or investment practices or policies of the Variable Account. However, both NEVLICO and the Variable Account are subject to regulation by the Delaware Insurance Commissioner and to the insurance laws and regulations in every jurisdiction where the Policies are sold.

  Although the assets of the Variable Account are owned by NEVLICO, applicable law provides that the portion of the Variable Account assets equal to the reserves and other liabilities of the Variable Account may not be charged with liabilities that arise out of any other business NEVLICO may conduct. NEVLICO believes this means that the assets of the Variable Account equal to the reserves and other liabilities of the Variable Account are not available to meet the claims of NEVLICO's general creditors, and may only be used to support the cash values under its variable life insurance policies issued by the Variable Account. But NEVLICO may transfer to its general account assets which exceed the reserves and other liabilities of the Variable Account. Before making any such transfer, NEVLICO will consider any possible adverse impact the transfer might have on the Variable Account.

  Income and realized and unrealized capital gains and losses of the Variable Account are credited to the Variable Account without regard to any of NEVLICO's other income or capital gains and losses.

INVESTMENTS OF THE VARIABLE ACCOUNT

  The Variable Account currently has 13 Sub-Accounts available under the Policy, each of which invests in a series of an Eligible Fund. The Sub-Accounts of the Variable Account are:

  -- The Bond Income Sub-Account, which invests in the Back Bay Advisors Bond
     Income Series of the Zenith Fund

  -- The Money Market Sub-Account, which invests in the Back Bay Advisors
     Money Market Series of the Zenith Fund

  -- The Managed Sub-Account, which invests in the Back Bay Advisors Managed
     Series of the Zenith Fund

  -- The Avanti Growth Sub-Account, which invests in the Loomis Sayles Avanti
     Growth Series of the Zenith Fund

  -- The Small Cap Sub-Account, which invests in the Loomis Sayles Small Cap
     Series of the Zenith Fund

  -- The Balanced Sub-Account, which invests in the Loomis Sayles Balanced
     Series of the Zenith Fund

  -- The International Equity Sub-Account, which invests in the Draycott
     International Equity Series of the Zenith Fund

  -- The Value Growth Sub-Account, which invests in the Westpeak Value Growth
     Series of the Zenith Fund

  -- The Stock Index Sub-Account, which invests in the Westpeak Stock Index
     Series of the Zenith Fund

  -- The Equity Growth Sub-Account, which invests in the Alger Equity Growth
     Series of the Zenith Fund

  -- The Value Sub-Account, which invests in the Venture Value Series of the
     Zenith Fund

  -- The U.S. Government Sub-Account, which invests in the Salomon Brothers
     U.S. Government Series of the Zenith Fund*

  -- The Strategic Bond Opportunities Sub-Account, which invests in the
     Salomon Brothers Strategic Bond Opportunities Series of the Zenith Fund*
- --------
* (subject to any necessary state insurance department approvals)

  The Zenith Fund is an open-end diversified management investment company, more commonly known as a mutual fund. The Zenith Fund was established by The New England as an investment vehicle for separate investment accounts of NEVLICO and of other life insurance companies. Currently the Zenith Fund is the funding vehicle for the Variable Account and for separate accounts of The New England and NEVLICO that issue variable annuity contracts.

  Shares of the Eligible Funds are purchased and sold by the Variable Account at their net asset value (without a deduction for sales load) determined as of the close of regular trading on the New York Stock Exchange on each day when the exchange is open for trading.

  The investment objectives of the Eligible Funds' portfolios are described briefly below. There is, of course, no assurance that these objectives will be met. A full description of the Eligible Funds, including their investment objectives and policies, expenses, and risks of investing in the Eligible Funds, is contained in the attached Zenith Fund prospectus, as well as in the Zenith Fund's Statement of Additional Information, which is referenced in the Zenith Fund prospectus.

  The ZENITH BACK BAY ADVISORS BOND INCOME SERIES' investment objective is to provide a high level of current income consistent with preservation of capital and moderate investment risk through investment primarily in U.S. Government and corporate bonds.

  The ZENITH BACK BAY ADVISORS MONEY MARKET SERIES' investment objective is to provide the highest possible level of current income consistent with preservation of capital through investment in a managed portfolio of high quality money market instruments. Money market funds are neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Series will maintain a stable net asset value of $100 per share.

  The ZENITH BACK BAY ADVISORS MANAGED SERIES' investment objective is to provide a favorable total investment return through investment in a diversified portfolio of common stocks and fixed income securities.

  The ZENITH LOOMIS SAYLES AVANTI GROWTH SERIES' investment objective is long-term growth of capital. The Series normally will invest primarily in equity securities of companies with medium and large capitalization (capitalization of $1 billion to $5 billion and over $5 billion, respectively) but will also invest a portion of its assets in equity securities of companies with a relatively small market capitalization (under $1 billion).

  The ZENITH LOOMIS SAYLES SMALL CAP SERIES' investment objective is long-term capital growth from investments in common stock or their equivalent. The Series invests primarily in stocks of small cap companies with good earnings growth potential that Loomis Sayles believes are undervalued by the market. Typically, such companies range in size from $100 million to $500 million in market capitalization, have better than average growth rates at below average price/earnings ratios, and have strong balance sheets and cash flow.

  The ZENITH LOOMIS SAYLES BALANCED SERIES' investment objective is reasonable long-term investment return from a combination of long-term capital appreciation and moderate current income. The Series is "flexibly managed" in that sometimes it invests more heavily in equity securities and at other times it invests more heavily in fixed-income securities. The Series invests at least 25% of its assets in fixed income senior securities and, under normal market conditions, more than 50% of its assets in common stocks.

  The ZENITH DRAYCOTT INTERNATIONAL EQUITY SERIES' investment objective is to seek total return from long-term growth of capital and dividend income, primarily through investment in international equity securities. Normally the Series will invest at least 65% of its total assets in equity securities of issuers headquartered outside the U.S. and substantially all of its assets (other than cash and short-term investments) in such equity securities or equity securities of issuers that derive a substantial part of their revenues from countries outside of the U.S.

  The ZENITH WESTPEAK VALUE GROWTH SERIES' investment objective is long-term total return (capital appreciation and dividend income) through investment in equity securities. Emphasis will be given to both undervalued securities ("value" style) and securities of companies with growth potential ("growth" style).

  The ZENITH WESTPEAK STOCK INDEX SERIES' investment objective is to provide investment results that correspond to the composite price and yield performance of United States publicly traded common stocks. The Series currently seeks to achieve its objective by attempting to duplicate the composite price and yield performance of the Standard & Poor's 500 Composite Stock Price Index.

  The ZENITH ALGER EQUITY GROWTH SERIES' investment objective is to seek long-term capital appreciation. The Series' assets will be invested primarily in a diversified, actively managed portfolio of equity securities, primarily of companies having a total market capitalization of $1 billion or greater.

  The ZENITH VENTURE VALUE SERIES' investment objective is growth of capital. The Series will primarily invest in domestic common stocks that the Series' subadviser believes have capital growth potential due to factors such as undervalued assets or earnings potential, product development and demand, favorable operating ratios, resources for expansion, management abilities, reasonableness of market price, and favorable overall business prospects. The Series will generally invest predominantly in equity securities of companies with market capitalizations of at least $250 million.

  The ZENITH SALOMON BROTHERS U.S. GOVERNMENT SERIES' investment objective is to provide a high level of current income consistent with preservation of capital and maintenance of liquidity.

  The ZENITH SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES' investment objective is to seek a high level of total return consistent with preservation of capital.

  The basic objective of the Policy is to provide benefits which increase in value when the investment experience of the Policy's sub-accounts is favorable. Historically, the investment performance of common stocks over the long term has generally been superior to that of long or short term debt securities, although common stocks have been subject to more dramatic changes in value over short periods of time. The Avanti Growth, Equity Growth, Venture Value, Value Growth, Stock Index, International Equity or Small Cap Sub-Accounts, or some combination of these sub-accounts, may, therefore, be a more desirable selection for Policy Owners who are willing to accept such risks of short term fluctuations in value. For a demonstration of certain of these market trends, see Appendix E: Long Term Market Trends.

  Historically, the investment performance of "small cap" stocks over the long term has generally been superior to stocks of large capitalization companies, although "small cap" stocks have been substantially more volatile. Historically, having a small percentage of a portfolio invested in overseas stocks and the rest in domestic stocks has produced a portfolio that has less, although still substantial, volatility than a completely domestic portfolio. Equity investors should recognize that overseas and "small cap" funds traditionally involve more risk than most domestic stock funds.

  The performance of the various financial markets over shorter periods of time has sometimes differed from their long term historical results. Short term interest rates were very high in the late 1970's and early 1980's, but are now lower. Long term bond values continue to fluctuate, and common stock prices, which have risen substantially at times, have also had periods of volatility.

  Policy Owners who seek somewhat greater protection against loss of principal in the short term than that afforded by a stock fund may prefer the Bond Income Sub-Account, the Strategic Bond Opportunities Sub-Account or the U.S. Government Sub-Account. However, because the Zenith Salomon Brothers Strategic Bond Opportunities Series may invest in below-investment-grade securities, which are considered high-yield, high-risk securities, commonly known as "junk bonds," this series has a higher degree of risk associated with it relative to more conservative fixed income funds.

  Those who seek even greater safety of principal may select the Money Market Sub-Account, although it is subject to possible rapid changes in short term interest rates.

  Those who primarily seek safety of principal should consider fixed life insurance as an alternative to variable life insurance.

  You may wish to consider diversifying your investments by allocating the Policy's cash value among two or more sub-accounts. Policy Owners may also diversify by selecting the Managed Sub-Account, or the Balanced Sub-Account since each generally invests its assets at most times in a combination of bonds, stocks and short term instruments, in varying proportions depending upon the investment adviser's evaluation of the economy and financial markets. You may also wish to diversify your cash value by country. The International Equity Sub-Account allows you to participate primarily in companies and economies outside the United States.

  The selection of a Policy's sub-accounts is a matter of your own choice and should depend on your willingness to accept investment risks, the other types of investments you have and your own assessment of future economic and financial market conditions.

INVESTMENT MANAGEMENT

  TNE Advisers, which is a subsidiary of The New England, is the investment adviser of each of the Series. The chart below lists the sub-adviser of each Series. TNE Advisers and each of the sub-advisers are registered with the SEC as investment advisers under the Investment Advisers Act of 1940.

SERIES                                            SUBADVISER
- ------                                            ----------
Zenith Back Bay Advisors Bond Income Series       Back Bay Advisors, L.P.*
Zenith Back Bay Advisors Money Market Series      Back Bay Advisors, L.P.*
Zenith Back Bay Advisors Managed Series           Back Bay Advisors, L.P.*
Zenith Loomis Sayles Avanti Growth Series         Loomis, Sayles & Company, L.P.*
Zenith Loomis Sayles Small Cap Series             Loomis, Sayles & Company, L.P.*
Zenith Loomis Sayles Balanced Series              Loomis, Sayles & Company, L.P.*
Zenith Westpeak Value Growth Series               Westpeak Investment Advisors, L.P.*
Zenith Westpeak Stock Index Series                Westpeak Investment Advisors, L.P.*
Zenith Draycott International Equity Series       Draycott Partners, Ltd.
Zenith Alger Equity Growth Series                 Fred Alger Management, Inc.
Zenith Venture Value Series                       Davis Selected Advisers, L.P.
Zenith Salomon Brothers U.S. Government Series    Salomon Brothers Asset Management, Inc.
Zenith Salomon Brothers Strategic Bond
 Opportunities Series                             Salomon Brothers Asset Management, Inc.

- --------

* An indirect subsidiary of The New England.

  In the case of the Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series, Back Bay Advisors Managed Series, Westpeak Stock Index Series, Westpeak Value Growth Series, Loomis Sayles Avanti Growth Series and Loomis Sayles Small Cap Series, TNE Advisers became the adviser on May 1, 1995. Prior to that date those series were advised by their current sub-advisers, except as follows. The New England itself served as investment adviser to the Back Bay Advisors Money Market and Back Bay Advisors Bond Income Series until September 10, 1986 when Back Bay Advisors assumed The New England's responsibilities under the investment advisory agreements with those Series. Back Bay Advisors served as investment adviser to the Westpeak Stock Index Series until August 2, 1993, when Westpeak became the investment adviser.

  The Zenith Fund Series incur charges for advisory fees and certain other expenses. Under a voluntary expense cap by TNE Advisers for each of the Back Bay Advisors Bond Income, Back Bay Advisors Money Market, Back Bay Advisors Managed, Westpeak Stock Index, Westpeak Value Growth and Loomis Sayles Avanti Growth Series, TNE Advisers will bear those expenses (other than the management fee) that exceed 0.15% of average daily net assets; for the Loomis Sayles Small Cap Series, TNE Advisers will bear all expenses that exceed 1.00% of average daily net assets. For the remaining Zenith Fund Series, TNE Advisers, under a voluntary expense deferral arrangement, will bear those expenses (other than the management fee) which exceed a certain limit in the year in which they are incurred and will charge those expenses to the series in a future year when actual expenses of the series are below the limit. The expense cap and expense deferral arrangement may be terminated at any time.

  The following table shows the annual operating expenses for each Series, based on anticipated expenses for 1996, after giving effect to the applicable expense cap or expense deferral arrangement:

ANNUAL OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER EXPENSE CAP)

                         BACK BAY BACK BAY          LOOMIS LOOMIS
                         ADVISORS ADVISORS BACK BAY SAYLES SAYLES WESTPEAK WESTPEAK
                           BOND    MONEY   ADVISORS AVANTI SMALL   VALUE    STOCK
                          INCOME   MARKET  MANAGED  GROWTH  CAP    GROWTH   INDEX
                          SERIES   SERIES   SERIES  SERIES SERIES  SERIES   SERIES
                         -------- -------- -------- ------ ------ -------- --------
Management Fee..........   .40%     .35%     .50%    .70%  1.00%    .70%     .25%
Other Expenses..........   .15%     .15%     .14%    .15%   -- %    .15%     .15%
                           ----     ----     ----    ----  -----    ----     ----
    Total Operating Ex-
     penses.............   .55%     .50%     .64%    .85%  1.00%    .85%     .40%
                           ====     ====     ====    ====  =====    ====     ====

ESTIMATED ANNUAL OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER EXPENSE DEFERRAL)

                                                                             SALOMON
                                                                SALOMON     BROTHERS
                          LOOMIS                ALGER           BROTHERS    STRATEGIC
                          SAYLES    DRAYCOTT    EQUITY VENTURE    U.S.        BOND
                         BALANCED INTERNATIONAL GROWTH  VALUE  GOVERNMENT OPPORTUNITIES
                          SERIES  EQUITY SERIES SERIES SERIES    SERIES      SERIES
                         -------- ------------- ------ ------- ---------- -------------
Management Fee..........   .70%        .90%      .75%   .75%      .55%        .65%
Other Estimated Ex-
 penses.................   .15%        .40%      .15%   .15%      .15%        .20%
                           ----       -----      ----   ----      ----        ----
    Total Estimated Op-
     erating Expenses...   .85%       1.30%      .90%   .90%      .70%        .85%
                           ====       =====      ====   ====      ====        ====

  For more information about the Series' advisory agreements, see the Zenith Fund prospectus attached at the end of this prospectus and the Zenith Fund's Statement of Additional Information.

                             OTHER POLICY FEATURES

POLICY OWNER AND BENEFICIARY

  The Policy Owner is named in the application but may be changed from time to time. At the death of the Policy Owner, his or her estate will become the Policy Owner unless a successor Policy Owner has been named. The Policy Owner's rights (except for rights to payment of benefits) terminate at the death of the insured (or the second death under a Last Survivor Policy).

  The beneficiary is also named in the application. The beneficiary of the Policy may be changed at any time before the death of the insured, or before the second death under a Last Survivor Policy. The beneficiary has no rights under the Policy until the death of the insured (or until the second death in the case of a Last Survivor Policy) and must survive the insured(s) in order to receive the death proceeds. If no named beneficiary survives the insured(s), the proceeds will be paid to the Policy Owner.

  A change of Policy Owner or beneficiary must be in written form satisfactory to NEVLICO and must be dated and signed by the Policy Owner making the change. The change will be subject to all payments made and actions taken by NEVLICO under the Policy before the signed change form is received by NEVLICO at its Administrative Office.

  You may assign (transfer) your rights in the Policy to someone else. An absolute assignment of the Policy is a change of Policy Owner and beneficiary to the assignee. A collateral assignment of the Policy does not change the Policy Owner or beneficiary, but their rights will be subject to the terms of the assignment. Assignments will be subject to all payments made and actions taken by NEVLICO under the Policy before a signed copy of the assignment form is received at NEVLICO's Administrative Office. NEVLICO will not be responsible for determining whether or not an assignment is valid. Changing the Policy Owner or assigning the Policy may have tax consequences. (See "Tax Considerations" below.)

EXCHANGE OF POLICY

  Within 24 months after the Date of Issue, the Policy Owner can exchange the Policy, if the Policy is in force, for a policy that provides fixed benefit insurance. The new policy will be issued by NEVLICO or by The New England on any plan of whole life or endowment insurance (or, if the Policy exchanged is a Last Survivor Policy, on any plan of survivorship insurance) with a level face amount issued by NEVLICO or The New England on the Policy Date.

  The new policy will be issued with the same insured(s), Face Amount, Policy Date, and risk class(es) as this Policy, with the age of the insured(s) on the Policy Date, and with a rider that purchases paid-up additions issued by NEVLICO or The New England on the Policy Date, if the cash value of the Policy is more than is required to purchase the new policy. The new policy will be issued subject to any cost or credit and the repayment of any Policy loan balance, and subject to any assignments of this Policy.

  Following the merger of MetLife and NEVLICO, depending on state insurance regulatory approvals and requirements, your Policy may be issued or amended with an endorsement providing for an exchange right to a fixed benefit policy issued by NEVLICO (if such a policy was available on the Policy Date of your variable life Policy), or otherwise, to a fixed benefit policy issued by MetLife. If your Policy does not have such an endorsement, the exchange right will be to a fixed benefit policy issued by MetLife or, at your option, to a fixed benefit policy issued by NEVLICO if such a policy was available on the Policy Date of your variable life Policy.

                  NEVLICO'S DISTRIBUTION AND OTHER AGREEMENTS

  NEVLICO sells the Policies through agents who are licensed by state insurance officials to sell NEVLICO's variable life insurance policies. These agents are also registered representatives of New England Securities. New England Securities, the principal underwriter of the variable life insurance policies, is a Massachusetts corporation organized in 1968 which is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. New England Securities intends to enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable life insurance policies. In some states, Policies may be sold by representatives or employees of banks that may be acting as broker-dealers without separate registration under the Securities Exchange Act of 1934, pursuant to legal and regulatory exemptions.

  NEVLICO will pay compensation to the New England Securities registered representatives or other broker-dealers or banks involved in the sale of a Policy. Such compensation will generally have a present value that does not exceed 8% of premiums under the Policy (although a lower amount may be paid in certain circumstances, such as sales of the Policies to a person over age 75), and such compensation may be paid either as a percentage of premiums at the time NEVLICO receives them, as a percentage of cash value on an ongoing basis, or in some combination of both.

  New England Securities distributes mutual funds, variable annuity contracts and variable life insurance policies. It is the principal underwriter for the Zenith Fund; The New England Variable Account; New England Retirement Investment Account; New England Variable Annuity Separate Account; and New England Variable Annuity Fund I. New England Securities also sells interests in various investment partnerships.

  Under a Services Agreement between NEVLICO, The New England and New England Securities, The New England performs underwriting, issuance and other administrative services for NEVLICO'S variable life insurance policies. NEVLICO paid The New England approximately $49.4 million in 1995 for services provided under this agreement.

               LIMITS TO NEVLICO'S RIGHT TO CHALLENGE THE POLICY

  NEVLICO can challenge that amount of the death benefit that results from the initial premium for two years during an insured's lifetime from the Date of Issue, based on misrepresentations made in the application. NEVLICO can challenge any amount of the death benefit that results from an additional payment for which proof of insurability is required for two years during an insured's lifetime from the date that payment is received. However, if an insured dies within two years of the Date of Issue, NEVLICO can challenge all or part of the Policy at any time with respect to misrepresentations in the application. If an insured dies within two years of the receipt of an additional payment for which proof of insurability is required, NEVLICO can challenge any amount of the death benefit resulting from that additional payment at any time with respect to misrepresentation.

MISSTATEMENT OF AGE OR SEX

  If the insured's age (or either insured's age under a Last Survivor Policy) is misstated in the application, the Policy's death benefit will be the amount that the most recent Monthly Deduction which was made would have provided, based on the insured's correct age(s) and sex(es).

SUICIDE

  Single Insured Policies. If the Insured dies by suicide while sane or insane within two years (or less, if required by state law) from the Date of Issue (or the Policy Date, if earlier, if required by state law) set forth in the Policy, the Death Benefit will be limited to: the amount of the initial premium; plus any additional payments made; less any outstanding Policy Loan Balance; and less any partial surrenders (or such greater amount, if required by state law).

  Last Survivor Policies. If either of the Insureds dies by suicide while sane or insane within two years (or less, if required by state law) from the Date of Issue (or the Policy Date, if earlier, if required by state law) set forth in the Policy, the Death Benefit will be limited to: the amount of the initial premium; plus any additional payments made; less any outstanding Policy Loan Balance; and less any partial surrenders (or such greater amount, if required by law). The Policy will terminate as of the first death by suicide.

  Within 60 days after the first death by suicide under a Last Survivor Policy, the Owner can purchase new life insurance on an Eligible Insured without evidence of insurability. For purposes of this provision, an Eligible Insured is a surviving Insured on whom NEVLICO would have issued a single life policy on the Policy Date of this Policy. The new policy will be issued on a plan of single life variable life insurance agreed to and issued by NEVLICO on the Policy Date of the new policy, if the issue age on the new policy is age 75 or younger; and on a single life Ordinary Life plan with a level face amount issued by New England Mutual Life Insurance Company on the Policy Date of the new policy, if the issue age on the new policy is greater than 75. The new policy will be issued: with a Face Amount equal to the Face Amount of this Policy plus the amount of any single life term rider for the Eligible Insured under this Policy: based on the underwriting class to which the Eligible Insured was assigned by NEVLICO on the Policy Date of this Policy; with a Policy Date equal to the date of the suicidal death; and premiums must be paid from the policy date. The single life variable life insurance policy can be exchanged for an ordinary life policy, if desired, using any exchange provision of the new policy.

  If an Eligible Insured dies within the 60 day period and before submitting an application, the death benefit will be paid as if the new policy had been issued and if the new policy is a variable life policy, assuming all premiums for the new policy were allocated to the Money Market Sub-Account and the death benefit option in effect would result in the smallest amount of death proceeds.

                              TAX CONSIDERATIONS

POLICY PROCEEDS

  The following discussion of Federal income tax issues relating to the Policies is general in nature and is not intended as tax advice. It describes what NEVLICO believes is the Federal income tax treatment of the Policies in the most commonly occurring circumstances and does not reflect the effect of Federal income taxes in all situations. In addition, there is no guarantee that the Federal income tax laws and regulations or interpretation of them will not change. Therefore, NEVLICO recommends that you consult your own tax advisor for more complete information and advice.

  DEFINITION OF LIFE INSURANCE. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code") defines a life insurance contract for Federal income tax purposes.

  The Section 7702 definition can be met if a life insurance contract satisfies either one of two tests set forth in that section. The manner in which these tests should be applied to certain features of the Policy is not directly addressed by Section 7702 or proposed regulations issued under that section. The presence of these Policy features, the absence of final regulations, and the lack of other pertinent interpretations of Section 7702, thus create some uncertainty about the application of Section 7702 to the Policy.

  Nevertheless, NEVLICO believes that it is reasonable to conclude that the Policy qualifies as a life insurance contract for federal tax purposes, so that:

  -- the death benefit should be fully excludible from the gross income of the beneficiary under Section 101(a)(1) of the Code; and -- the Policy Owner should not be considered in constructive receipt of the cash surrender value, including any increases, unless and until they are distributed from the Policy.

  If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance contract. NEVLICO thus reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

  TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS. Federal tax law establishes a class of life insurance policies referred to as modified endowment contracts. In almost all cases, this Policy will be a modified endowment contract. (See, however, the discussion below on a Policy issued in exchange for another life insurance policy.) A life insurance contract will generally be classified as a modified endowment contract if it fails to meet the "7-pay" test set forth in the Code. A contract generally fails to meet the 7-pay test if the accumulated amount paid under the contract at any time during the first seven contract years exceeds the sum of the net level premiums which would have been paid on or before such time if the contract provided for paid up future benefits after the payment of seven level annual premiums. Except as specifically noted, the remainder of this discussion assumes that this Policy will be a modified endowment contract. Loans and partial withdrawals from, as well as collateral assignments of, modified endowment contracts will be treated as distributions to the Policy Owner. All pre-death distributions (including loans, partial surrenders and collateral assignments) from these Policies will be included in gross income on an income-first basis to the extent of any income in the Policy immediately before the distribution.

  The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments, partial withdrawals and complete surrenders) from modified endowment contracts to the extent they are included in income, unless such amounts are distributed on or after the taxpayer attains age 59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Furthermore, if the loan interest is capitalized by adding the amount due to the balance of the loan, the amount of the capitalized interest will be treated as an additional distribution subject to income tax as well as the 10% penalty tax, if applicable, to the extent of income in the Policy.

  Any Policy issued in exchange for a modified endowment contract will be subject to the tax treatment accorded to modified endowment contracts. However, NEVLICO believes that any Policy issued in exchange for a life insurance policy that is not a modified endowment contract will generally not be treated as a modified endowment contract if the death benefit of the Policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. A Policy Owner may, of course, choose not to exercise the right to make additional payments in order to prevent a Policy from being treated as a modified endowment contract.

  If a Policy that was not a modified endowment contract at issue subsequently becomes a modified endowment contract, distributions made during the Policy year in which it becomes a modified endowment contract, distributions in any subsequent Policy year and distributions within two years before the Policy becomes a modified endowment contract will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. In addition, regulations or other interpretations may be issued which will apply similar tax treatment to other distributions made in anticipation of a Policy becoming a modified endowment contract.

  SPECIAL TREATMENT OF LOANS ON THE POLICY. If there is any borrowing against the Policy, the interest paid on loans may not be tax deductible.

  AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS. In the case of a pre-death distribution (including a loan, partial surrender, collateral assignment or full surrender) from a Policy that is treated as a modified endowment contract, a special aggregation requirement may apply for purposes of determining the amount of the income on the Policy. Specifically, if NEVLICO or any of its affiliates issues to the same Policy Owner more than one modified endowment contract within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those policies, the income on the policy for all those policies will be aggregated and attributed to that distribution.

  OTHER POLICY OWNER TAX MATTERS. Federal and state estate, inheritance and other tax consequences of ownership or receipt of proceeds under the Policy depend upon the individual circumstances of each Policy Owner or beneficiary.

  The Policy may continue after the insured(s) attain age 100. The tax consequences associated with continuing a Policy beyond age 100 are unclear. A tax advisor should be consulted on this issue.

  Section 817(h) of the Code requires the investments of the Variable Account to be "adequately diversified" in accordance with Treasury Regulations for the Policy to qualify as a life insurance contract under Section 7702 of the Code. Failure to comply with the diversification requirements may result in not treating the Policy as life insurance. If the Policy does not qualify as life insurance, you may be subjected to immediate taxation on the incremental increases in cash value of the Policy plus the cost of insurance protection for the year. Regulations specifying the diversification requirements have been issued by the Department of Treasury, and NEVLICO believes it complies fully with such requirements.

  In connection with the issuance of the diversification regulations, the Treasury Department stated that it anticipates the issuance of additional guidance prescribing the circumstances in which an owner's control of the investments of a separate account may cause a Policy Owner, rather than the insurance company, to be treated as the owner of the assets in the separate account. If a Policy Owner is considered the owner of the assets of the Separate Account, income and gains from the Account would be included in the Owner's gross income.

  The ownership rights under the Policy are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it determined that the owners were not owners of separate account assets. For example, a Policy Owner has additional flexibility in allocating payments and cash values. These differences could result in the owner being treated as the owner of a pro rata share of the assets of the Separate Account. In addition, NEVLICO does not know what standards will be set forth in the additional guidance which the Treasury has reserved the right to issue. NEVLICO therefore reserves the right to modify the Policy as necessary to attempt to prevent the Policy Owner from being considered the owner of the assets of the Separate Account.

  In the event that a Policy is owned by the trustee under a pension or profit sharing plan, or similar deferred compensation arrangement, the Federal, state and estate tax consequences of ownership or receipt of proceeds under the Policy could differ from the principles stated herein. However, if ownership of such Policy is transferred from the plan to a plan participant (upon termination of employment, for example), the Policy will be subject to all of the rules described above relating to Federal tax treatment, including the rules regarding modified endowment contracts. Policies owned by the trustee under the plans described above may be subject to restrictions under ERISA. You should consult a qualified tax advisor regarding any applicable requirements of ERISA.

  If the Policy is purchased as part of a pension or profit-sharing plan qualified under Section 401 of the Code, the current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value will not be subject to Federal income tax. However, the cash value will generally be taxable to the extent it exceeds the sum of $5,000 plus the participant's cost basis in the Policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from his cash value or was an owner-employee under the plan.

  There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan.

  The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policies in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this product for the arrangement.

  NEVLICO believes that Policies subject to the provisions of the Puerto Rican tax law will generally receive the same tax treatment as that described above for Policies subject to the Internal Revenue Code. You should note that Policies governed by the Puerto Rican tax law are not currently subject to the above described rules regarding modified endowment contracts. If such a Policy becomes subject to the Internal Revenue Code, however, the rules regarding modified endowment contracts will apply, and they may apply retroactively. You should consult your tax advisor if a Policy governed by the Puerto Rican tax law subsequently becomes subject to the Internal Revenue Code.

CHARGE FOR NEVLICO'S INCOME TAXES

  Under current Federal income tax law no tax is imposed on NEVLICO as a result of the operations of the Variable Account. Thus, no charge is being made currently to the Variable Account for NEVLICO's Federal income taxes. NEVLICO reserves its rights to charge the Variable Account for company Federal income taxes in the future.

  Under current laws NEVLICO may incur state and local taxes (in addition to premium taxes) in several states. At present these taxes are not significant and, accordingly, NEVLICO is not currently making a charge for them. If they increase, however, charges for such taxes attributable to the Variable Account may be made.

                                   MANAGEMENT

  The directors and executive officers of NEVLICO and their principal business experience during the past five years are:

                              DIRECTORS OF NEVLICO

                            PRINCIPAL BUSINESS EXPERIENCE
 NAME                         DURING  THE PAST FIVE YEARS
 ----                       -----------------------------
 Chester R. Frost           Senior Vice President of The New England since 1984; Vice
                             President -- Controller and Treasurer of NEVLICO
 Edward C. Hall             President -- New England Services (a business unit of The
                             New England) since 1994; formerly, Executive Vice
                             President -- Client Services, 1988 to 1994, of The New
                             England; Vice President-- Administration of NEVLICO
 Kernan F. King             Director of The New England and President -- New England
                             Life (a business unit of The New England) since 1994;
                             formerly, Director, Executive Vice President and Chief
                             Marketing Officer, 1992 to 1994, Director, Executive Vice
                             President -- Administration and General Counsel, 1990 to
                             1992, of The New England
 Robert E. Schneider        Director, Executive Vice President and Chief Financial
                             Officer of The New England since 1993; formerly, Executive
                             Vice President and Chief Financial Officer, 1990 to 1993,
                             of The New England
 Robert A. Shafto           Chairman, President and Chief Executive Officer of The New
                             England since 1993; formerly, President and Chief Executive
                             Officer, 1992 to 1993, President and Chief Operating
                             Officer, 1990 to 1992, of The New England; Chairman,
                             President and Chief Executive Officer of NEVLICO
 H. James Wilson            Executive Vice President and General Counsel of The New
                             England since 1993; formerly, Senior Vice President and
                             General Counsel, 1992 to 1993, Senior Vice President and
                             Associate General Counsel, 1990 to 1992, of The New
                             England; General Counsel of NEVLICO
 Frederick K. Zimmerman     Executive Vice President and Chief Investment Officer of The
                             New England since 1993; formerly, Senior Vice President --
                              Investments, 1989 to 1993, of The New England; Vice
                              President --Investments of NEVLICO

                             EXECUTIVE OFFICERS OF NEVLICO
                                  OTHER THAN DIRECTORS

                            PRINCIPAL BUSINESS EXPERIENCE
 NAME                         DURING THE PAST FIVE YEARS
 ----                       -----------------------------
 William A. Campagna        Vice President -- Broker/Dealer Distribution of The New
                             England since 1995; formerly Senior Vice President of
                             Insurance Products of Putnam Investments, 1993 to 1995;
                             Vice President --Product Manager of Putnam Investments,
                             1992 to 1993; Vice President -- Insurance Products of
                             Merrill Lynch & Co., 1987 to 1992; Vice President --
                              Broker/Dealer Distribution of NEVLICO.
 Rodney J. Chandler         Second Vice President and Actuary of The New England since
                             1990; Chief Actuary of NEVLICO
 Chester R. Frost           See Directors above.
 James A. Gallaher          Vice President and Secretary of The New England since 1989;
                             formerly, Vice President of The New England, 1982 to 1989;
                             Vice President and Secretary of NEVLICO.

                        PRINCIPAL BUSINESS EXPERIENCE
 NAME                     DURING THE PAST FIVE YEARS
 ----                   -----------------------------
 John F. Guthrie        Vice President of The New England since 1983; Vice
                         President -- Portfolio Strategy of NEVLICO
 Kenneth J. Schweiger   Vice President -- Bank Distribution of The New England since
                         1995; formerly Regional Vice President of Annuity Sales &
                         New Business Development of Keyport Life Insurance Company,
                         1990 to 1995; Vice President -- Bank Distribution of
                         NEVLICO.
 John G. Small          Senior Vice President of The New England since 1990; Vice
                         President and Chief Underwriter of NEVLICO
 Phillip G. Sullivan    Second Vice President and Medical Director of The New
                         England since 1974; Vice President and Medical Director of
                         NEVLICO
 H. James Wilson        See Directors above.
 Frederick K. Zimmerman See Directors above.

  The principal business address for each of the directors and executive officers is the same as NEVLICO's.

                                 VOTING RIGHTS

  NEVLICO is the legal owner of the Eligible Fund shares held in the Variable Account and has the right to vote those shares at meetings of the Eligible Fund shareholders. However, to the extent required by applicable Federal securities law, NEVLICO will give you, as Policy Owner, the right to instruct NEVLICO how to vote the shares that are attributable to your Policy.

  The Policy Owners who are entitled to give voting instructions and the number of shares attributable to their Policies will be determined as of the record date for the meeting. All Eligible Fund shares held in any Sub-Account of the Variable Account, or in any other registered (or to the extent voting privileges are granted by the issuing insurance company, unregistered) separate account of NEVLICO or an affiliate, and for which timely instructions are not received, will be voted in the same proportion as (i) the aggregate cash value of policies giving instructions, respectively, to vote, for, against, or withhold votes on a proposition, bears to (ii) the total cash value in that Sub-Account for all policies for which voting instructions are received. No voting privileges apply with respect to cash value removed from the Variable Account as a result of a Policy loan. All Zenith Fund shares held by the general account (or any unregistered separate account for which voting privileges were not extended) of NEVLICO or its affiliates will be voted in the same proportion as the total of (i) shares for which voting instructions were received and (ii) shares that are voted in proportion to such voting instructions.

  The SEC requires the Eligible Funds' Board of Trustees to monitor events to identify conflicts that may arise from the sale of Eligible Fund shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies. Conflicts could arise as a result of changes in state insurance law or Federal income tax law, changes in investment management of any of the Eligible Funds, or differences in voting instructions given by variable life and variable annuity contract owners, for example. If there is a material conflict, the Board of Trustees will have an obligation to determine what action should be taken, including the removal of the affected Sub-Accounts from the Eligible Fund(s), if necessary. If NEVLICO believes any Eligible Fund action is insufficient, NEVLICO will consider taking other action to protect Policy Owners. There could, however, be unavoidable delays or interruptions of operations of the Variable Account that NEVLICO may be unable to remedy.

  If required by state insurance authorities, NEVLICO may disregard voting instructions if they would require that shares be voted to cause a change in the investment objectives of the portfolios of the Eligible Funds or to approve or disapprove an investment advisory or underwriting contract for a portfolio. In addition, NEVLICO may disregard voting instructions in favor of changes, initiated by a Policy Owner or an Eligible Fund's Board of Trustees, in the investment policy, investment adviser or principal underwriter of the Eligible Fund portfolio if NEVLICO (i) reasonably disapproves of the changes and (ii) in the case of a change in investment policy or investment adviser, makes a good faith determination that the proposed change is contrary to state law or is prohibited by state regulatory authorities or that the change would be inconsistent with a Sub-Account's investment objectives or would result in the purchase of securities which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts of NEVLICO or of an affiliated life insurance company, which separate accounts have investment objectives similar to those of the Sub-Account. If NEVLICO does disregard voting instructions, a summary of that action and the reasons for it will be included in the next semiannual report to Policy Owners.

                          RIGHTS RESERVED BY NEVLICO

  NEVLICO and The New England may change the voting procedures described above, and may vote Eligible Fund shares in their own right without instructions from Policy Owners, if the applicable Federal securities laws or regulations or interpretations of them change. NEVLICO also reserves the right: (1) to create new investment accounts; (2) to combine any two or more separate investment accounts, including the Variable Account; (3) to invest some or all of the assets of the Variable Account other than in the Zenith Fund; (4) to invest some or all of the assets of the Variable Account in any other investment company chosen by NEVLICO; (5) to remove a portfolio in which the Sub-Account is invested or to substitute a different portfolio; (6) to operate the Variable Account as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law; and (7) to deregister the Variable Account under the Investment Company Act of 1940 if registration is no longer required. NEVLICO will exercise these rights in accordance with applicable law, including approval of Policy Owners if required. NEVLICO will notify you if exercise of any of these rights would result in a material change in the Variable Account or its investments.

                               TOLL-FREE NUMBERS

  For information about historical values of the Variable Account Sub-Accounts, call the toll-free number 1-800-333-2501.

  For Sub-Account transfers or premium reallocations, call the toll-free number 1-800-200-2214.

                                    REPORTS

  NEVLICO will send you a statement at least annually showing your Policy's death benefit, cash value and any outstanding Policy loan balance. NEVLICO will also confirm Policy loans, sub-account transfers, lapses, surrenders and other Policy transactions.

  You will be sent semiannual reports containing the financial statements of the Variable Account and the Eligible Funds.

                             ADVERTISING PRACTICES

  NEVLICO may from time to time receive endorsements of the Policies from professional organizations. NEVLICO may refer to or use such endorsements in advertisements or sales material for the Policies. NEVLICO may also pay the professional organization making the endorsement for the use of its customer or mailing lists in order to distribute promotional materials regarding the Policies. An endorsement of the Policies by a third party is not necessarily indicative of the future performance or results which may be obtained by persons who purchase the Policies. From time to time, articles discussing the Variable Account's investment experience, performance rankings and other characteristics may appear in national publications. Some or all of these publishers or ranking services (including, but not limited to Lipper Analytical Services, Inc. and Morningstar, Inc.) may publish their own rankings or performance reviews of variable contract separate accounts, including the Variable Account. References to, reprints or portions of reprints of such articles or rankings may be used by NEVLICO as sales literature or advertising material and may include rankings that indicate the names of other variable contract separate accounts and their investment experience.

  Articles and releases, developed by NEVLICO, the Eligible Funds and other parties, about the Variable Account or the Eligible Funds regarding individual Eligible Funds' and fund groups' asset levels and sales volumes, statistics and analyses of industry sales volume and asset levels, and other characteristics may appear in various publications. References to or reprints of such articles may be used in promotional literature for the Policies or the Variable Account. Such literature may refer to personnel of the advisers, who have portfolio management responsibility, and their investment style. The reference may allude to or include excerpts from articles appearing in the media.

  The advertising and sales literature for the Policies and the Variable Account may refer to historical, current and prospective economic trends.

  In addition, sales literature may be published concerning topics of general investor interest for the benefit of registered representatives and prospective Policy Owners. These materials may include, but are not limited to, discussions of college planning, retirement planning, reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.

                                 LEGAL MATTERS

  Legal matters in connection with the Policies described in this prospectus have been passed on by H. James Wilson, General Counsel and Secretary of NEVLICO. Sutherland, Asbill & Brennan, of Washington, D.C., has provided advice on certain matters relating to the federal securities laws.

                            REGISTRATION STATEMENT

  This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

                                    EXPERTS

  The financial statements of New England Variable Life Insurance Company as of December 31, 1995 and 1994 and for the years then ended, and the financial statements of the Variable Account as of December 31, 1995 and for each of the three years in the period ended December 31, 1995 included in this prospectus have been audited by Coopers & Lybrand L.L.P., independent auditors, as stated in their opinions appearing herein and have been so included in reliance upon their authority as experts in accounting and auditing. The interim financial statements of New England Variable Life Insurance Company as of March 31, 1996 and for each of the three month periods ended March 31, 1996 and 1995 and the interim financial statements of the Variable Account as of March 31, 1996 and for each of the three month periods ended March 31, 1996 and 1995 have not been audited.

  Actuarial matters included in this prospectus have been examined by Rodney
J. Chandler, F.S.A., M.A.A.A., Chief Actuary of NEVLICO, as stated in his opinion filed as an exhibit to the Registration Statement.

                                  APPENDIX A:

                       ILLUSTRATIONS OF DEATH BENEFITS,
             CASH VALUES, NET CASH VALUES AND ACCUMULATED PREMIUMS

  The tables in Appendix A illustrate the way the Policies operate. They show how the death benefit, net cash value and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Variable Account equal to constant after tax annual rates of 0%, 6% and 12%. The tables are based on an initial premium of $50,000 and also show the initial death benefit based on that premium. The insureds are assumed to be in the standard nonsmoker underwriting class. Values are first given based on current Policy charges and then based on guaranteed Policy charges. (See "Charges and Expenses.") The issue ages represented in the illustrations are age 70 or less; if an issue age were over age 70, the death benefit, net cash value and cash value in the illustrations based on current Policy charges would be lower, all other things being equal, because the current cost of insurance charge under the Policy increases for issue ages over 70. These tables may assist in the comparison of death benefits, net cash values and cash values for the Policies with those under other variable life insurance policies that may be issued by NEVLICO or other companies.

  Death benefits, net cash values and cash values for a Policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average for the period, if the initial premium was paid in another amount, or additional payments were made. They would also be different depending on the allocation of cash value among the Variable Account's Sub-Accounts, if the actual gross rate of return for all Sub-Accounts averaged 0%, 6% or 12%, but varied above or below that average for individual Sub-Accounts. They would also differ if any Policy loan or partial surrender were made during the period of time illustrated, or if the insured were in another risk class.

  The death benefits, net cash values and cash values shown in the tables reflect the fact that: a Monthly Deduction (consisting of an administrative charge, a charge for the cost of insurance, a mortality and expense risk charge, and, during the first ten Policy Years, a sales charge and state premium tax charge) are deducted from cash value on each Monthly Deduction Date. (Because an initial premium of $50,000 has been assumed for purposes of these illustrations, no Monthly Maintenance Charge is reflected in the illustrations. If an initial premium of less than $50,000 had been assumed, a $2.50 Monthly Maintenance Charge would apply.) The net cash values shown in the tables reflect the fact that a Surrender Charge (consisting of a deferred sales charge) is deducted from cash value upon surrender or lapse during the first nine Policy Years. (See "Charges and Expenses.") The amounts shown in the table are based on an average of the investment advisory fees and operating expenses incurred by the Eligible Funds, at an annual rate of .79% of the average daily net assets of the Eligible Funds. This average reflects voluntary expense cap and expense deferral arrangements between TNE Advisers and the Zenith Fund, under which TNE Advisers bears operating expenses of the Zenith Fund that exceed certain amounts. TNE Advisers could terminate the expense cap and expense deferral arrangements at any time. If TNE Advisers terminates these arrangements, the values illustrated on the following pages could be less. (See "Charges and Expenses".)

  Taking account of the average investment advisory fee and operating expenses of the Eligible Funds, the gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -.78%, 5.17%, and 11.12%, respectively. (See "Net Investment Experience.")

  The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Variable Account since no such charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the death benefits, net cash values and cash values illustrated. (See "Charge for NEVLICO's Income Taxes.")

  The second column of each table shows the amount which would accumulate if the initial premium of $50,000 were invested to earn interest, after taxes, of 5% per year, compounded annually.

  The internal rate of return on net cash value is equivalent to an interest rate (after taxes) at which an amount equal to the initial premium could have been invested outside the Policy to arrive at the net cash value of the Policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the initial premium could have been invested outside the Policy to arrive at the death benefit of the Policy. The internal rate of return is compounded annually.

  NEVLICO will furnish upon request a personalized illustration reflecting the proposed insured's age, sex, and underwriting classification. Where applicable, NEVLICO will also furnish upon request an illustration for a Policy which is not affected by the sex of the insured.

                             SINGLE INSURED POLICY

                               MALE ISSUE AGE 50

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                      $129,122 INITIAL DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

                                                                                                INTERNAL RATE OF RETURN
          INITIAL         DEATH BENEFIT            NET CASH VALUE             CASH VALUE           ON NET CASH VALUE
          PREMIUM     ASSUMING HYPOTHETICAL    ASSUMING HYPOTHETICAL    ASSUMING HYPOTHETICAL    ASSUMING HYPOTHETICAL
        ACCUMULATED       GROSS ANNUAL              GROSS ANNUAL             GROSS ANNUAL            GROSS ANNUAL
END OF     AT 5%        RATE OF RETURN OF        RATE OF RETURN OF        RATE OF RETURN OF        RATE OF RETURN OF
POLICY   INTEREST   ------------------------- ------------------------ ------------------------ -------------------------
 YEAR    PER YEAR     0%      6%       12%      0%     6%       12%      0%     6%       12%       0%      6%     12%
- ------  -----------   --      --       ---      --     --       ---      --     --       ---       --      --     ---
 1         52,500   121,586 128,890   136,182 44,452  47,363    50,269 48,452  51,363    54,269   -11.10   -5.27    .54
 2         55,125   114,221 128,356   143,291 42,952  48,763    54,902 46,952  52,763    58,902    -7.32   -1.24   4.79
 3         57,881   107,337 127,867   150,820 41,999  50,701    60,431 45,499  54,201    63,931    -5.65     .47   6.52
 4         60,775   100,905 127,427   158,804 41,090  52,678    66,389 44,090  55,678    69,389    -4.79    1.31   7.34
 5         63,814    94,897 127,039   167,278 40,225  54,696    72,812 42,725  57,196    75,312    -4.26    1.81   7.81
 6         67,005    89,285 126,706   176,278 39,402  56,755    79,742 41,402  58,755    81,742    -3.89    2.13   8.09
 7         70,355    84,040 126,427   185,842 38,621  58,856    87,221 40,121  60,356    88,721    -3.62    2.36   8.27
 8         73,873    79,135 126,200   196,003 37,879  61,002    95,295 38,879  62,002    96,295    -3.41    2.52   8.40
 9         77,566    74,548 126,027   206,808 37,175  63,191   104,016 37,675  63,691   104,516    -3.24    2.64   8.48
10         81,445    70,258 125,911   218,306 36,509  65,428   113,439 36,509  65,428   113,439    -3.10    2.73   8.54
15        103,946    55,083 132,148   301,694 32,634  78,293   178,743 32,634  78,293   178,743    -2.80    3.03   8.86
20        132,665    50,000 140,817   423,313 29,171  93,688   281,638 29,171  93,688   281,638    -2.66    3.19   9.03
25        169,318    50,000 152,615   604,095 26,076 112,111   443,768 26,076 112,111   443,768    -2.57    3.28   9.13
30        216,097    50,000 168,702   879,288 23,309 134,156   699,230 23,309 134,156   699,230    -2.51    3.34   9.19
35        275,801    50,000 189,513 1,300,621 20,835 160,536 1,101,752 20,835 160,536 1,101,752    -2.47    3.39   9.24
        INTERNAL RATE OF RETURN
           ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL
             GROSS ANNUAL
END OF     RATE OF RETURN OF
POLICY  -----------------------
 YEAR     0%      6%      12%
- ------    --      --      ---
 1       143.17  157.78  172.36
 2        51.14   60.22   69.29
 3        29.00   36.75   44.49
 4        19.19   26.35   33.50
 5        13.67   20.50   27.32
 6        10.15   16.76   23.37
 7         7.70   14.17   20.63
 8         5.91   12.27   18.62
 9         4.54   10.82   17.09
10         3.46    9.68   15.88
15          .65    6.69   12.73
20            0    5.31   11.27
25            0    4.56   10.48
30            0    4.14   10.03
35            0    3.88    9.76

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             SINGLE INSURED POLICY

                               MALE ISSUE AGE 50

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                      $129,122 INITIAL DEATH BENEFIT

           THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

                                                                                        INTERNAL RATE OF RETURN
                                                                                           ON NET CASH VALUE
          INITIAL        DEATH BENEFIT         NET CASH VALUE          CASH VALUE        ASSUMING HYPOTHETICAL
          PREMIUM    ASSUMING HYPOTHETICAL  ASSUMING HYPOTHETICAL ASSUMING HYPOTHETICAL          GROSS
        ACCUMULATED      GROSS ANNUAL           GROSS ANNUAL          GROSS ANNUAL              ANNUAL
END OF     AT 5%       RATE OF RETURN OF      RATE OF RETURN OF     RATE OF RETURN OF      RATE OF RETURN OF
POLICY   INTEREST   ----------------------- --------------------- --------------------- -------------------------
 YEAR    PER YEAR     0%      6%      12%     0%     6%     12%     0%     6%     12%      0%      6%     12%
- ------  -----------   --      --      ---     --     --     ---     --     --     ---      --      --     ---
 1         52,500   121,167 128,451 135,723 44,285 47,188  50,086 48,285 51,188  54,086   -11.43   -5.62    .17
 2         55,125   113,401 127,445 142,284 42,615 48,388  54,488 46,615 52,388  58,488    -7.68   -1.62   4.39
 3         57,881   106,133 126,447 149,163 41,488 50,099  59,728 44,988 53,599  63,228    -6.03     .07   6.11
 4         60,775    99,329 125,457 156,373 40,401 51,818  65,326 43,401 54,818  68,326    -5.19     .90   6.91
 5         63,814    92,962 124,474 163,933 39,354 53,541  71,306 41,854 56,041  73,806    -4.68    1.38   7.36
 6         67,005    87,002 123,498 171,857 38,344 55,268  77,692 40,344 57,268  79,692    -4.33    1.68   7.62
 7         70,355    81,425 122,530 180,165 37,372 56,996  84,511 38,872 58,496  86,011    -4.07    1.89   7.79
 8         73,873    76,204 121,570 188,875 36,439 58,727  91,793 37,439 59,727  92,793    -3.88    2.03   7.89
 9         77,566    71,318 120,617 198,007 35,543 60,457  99,568 36,043 60,957 100,068    -3.72    2.13   7.95
10         81,445    66,746 119,671 207,579 34,683 62,185 107,865 34,683 62,185 107,865    -3.59    2.20   7.99
15        103,946    50,000 118,856 271,548 29,328 70,418 160,882 29,328 70,418 160,882    -3.49    2.31   8.10
20        132,665    50,000 118,044 355,247 23,335 78,537 236,353 23,335 78,537 236,353    -3.74    2.28   8.08
25        169,318    50,000 117,226 464,738 14,101 86,114 341,396 14,101 86,114 341,396    -4.94    2.20   7.99
30        216,097    50,000 116,417 608,041      0 92,577 483,528      0 92,577 483,528      --     2.07   7.86
35        275,801    50,000 115,608 795,556      0 97,931 673,912      0 97,931 673,912      --     1.94   7.71
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  -----------------------------
 YEAR      0%        6%        12%
- -------    --        --        ---
 1         142.33    156.90    171.45
 2          50.60     59.65     68.69
 3          28.52     36.24     43.96
 4          18.72     25.86     32.98
 5          13.21     20.01     26.81
 6           9.67     16.26     22.85
 7           7.21     13.66     20.10
 8           5.41     11.75     18.07
 9           4.02     10.28     16.52
10           2.93      9.12     15.30
15              0      5.94     11.94
20              0      4.39     10.30
25              0      3.47      9.33
30              0      2.86      8.68
35              0      2.42      8.23

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             SINGLE INSURED POLICY

                              FEMALE ISSUE AGE 50

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                      $145,611 INITIAL DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

          INITIAL         DEATH BENEFIT            NET CASH VALUE             CASH VALUE           INTERNAL RATE OF RETURN
          PREMIUM     ASSUMING HYPOTHETICAL    ASSUMING HYPOTHETICAL    ASSUMING HYPOTHETICAL         ON NET CASH VALUE
        ACCUMULATED       GROSS ANNUAL              GROSS ANNUAL             GROSS ANNUAL        ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%        RATE OF RETURN OF        RATE OF RETURN OF        RATE OF RETURN OF       ANNUAL RATE OF RETURN OF
POLICY   INTEREST   ------------------------- ------------------------ ------------------------ ------------------------------
 YEAR    PER YEAR     0%      6%       12%      0%     6%       12%      0%     6%       12%        0%        6%       12%
- ------  -----------   --      --       ---      --     --       ---      --     --       ---        --        --       ---
 1         52,500   137,136 145,375   153,599 44,452  47,363    50,269 48,452  51,363    54,269     -11.10     -5.27      .54
 2         55,125   128,844 144,789   161,636 42,952  48,763    54,902 46,952  52,763    58,902      -7.32     -1.24     4.79
 3         57,881   121,083 144,242   170,135 41,999  50,701    60,431 45,499  54,201    63,931      -5.65       .47     6.52
 4         60,775   113,820 143,735   179,129 41,090  52,678    66,389 44,090  55,678    69,389      -4.79      1.31     7.34
 5         63,814   107,018 143,265   188,643 40,225  54,696    72,812 42,725  57,196    75,312      -4.26      1.81     7.81
 6         67,005   100,646 142,829   198,709 39,402  56,755    79,742 41,402  58,755    81,742      -3.89      2.13     8.09
 7         70,355    94,671 142,420   209,351 38,621  58,856    87,221 40,121  60,356    88,721      -3.62      2.36     8.27
 8         73,873    89,062 142,031   220,590 37,879  61,002    95,295 38,879  62,002    96,295      -3.41      2.52     8.40
 9         77,566    83,791 141,653   232,450 37,175  63,191   104,016 37,675  63,691   104,516      -3.24      2.64     8.48
10         81,445    78,840 141,290   244,972 36,509  65,428   113,439 36,509  65,428   113,439      -3.10      2.73     8.54
15        103,946    61,083 146,543   334,558 32,634  78,293   178,743 32,634  78,293   178,743      -2.80      3.03     8.86
20        132,665    50,000 153,627   461,823 29,171  93,688   281,638 29,171  93,688   281,638      -2.66      3.19     9.03
25        169,318    50,000 162,889   644,764 26,076 112,111   443,768 26,076 112,111   443,768      -2.57      3.28     9.13
30        216,097    50,000 176,118   917,943 23,309 134,156   699,230 23,309 134,156   699,230      -2.51      3.34     9.19
35        275,801    50,000 194,153 1,332,469 20,835 160,536 1,101,752 20,835 160,536 1,101,752      -2.47      3.39     9.24
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  -----------------------------
 YEAR      0%        6%        12%
- ------     --        --        ---
 1         174.27    190.75    207.20
 2          60.53     70.17     79.80
 3          34.29     42.36     50.41
 4          22.83     30.21     37.58
 5          16.44     23.43     30.42
 6          12.37     19.12     25.86
 7           9.55     16.13     22.70
 8           7.48     13.94     20.39
 9           5.90     12.27     18.62
10           4.66     10.95     17.22
15           1.34      7.43     13.51
20              0      5.77     11.76
25              0      4.84     10.77
30              0      4.29     10.19
35              0      3.95      9.83

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             SINGLE INSURED POLICY

                              FEMALE ISSUE AGE 50

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                      $145,611 INITIAL DEATH BENEFIT

           THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

          INITIAL        DEATH BENEFIT          NET CASH VALUE           CASH VALUE          INTERNAL RATE OF RETURN
          PREMIUM    ASSUMING HYPOTHETICAL  ASSUMING HYPOTHETICAL  ASSUMING HYPOTHETICAL        ON NET CASH VALUE
        ACCUMULATED      GROSS ANNUAL            GROSS ANNUAL           GROSS ANNUAL       ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%       RATE OF RETURN OF      RATE OF RETURN OF      RATE OF RETURN OF      ANNUAL RATE OF RETURN OF
POLICY   INTEREST   ----------------------- ---------------------- ---------------------- ------------------------------
 YEAR    PER YEAR     0%      6%      12%     0%     6%      12%     0%     6%      12%       0%        6%       12%
- ------  -----------   --      --      ---     --     --      ---     --     --      ---       --        --       ---
 1         52,500   136,637 144,851 153,052 44,276  47,178  50,075 48,276  51,178  54,075     -11.45     -5.64      .15
 2         55,125   127,881 143,719 160,453 42,601  48,373  54,471 46,601  52,373  58,471      -7.69     -1.64     4.38
 3         57,881   119,685 142,594 168,211 41,473  50,082  59,708 44,973  53,582  63,208      -6.04       .05     6.09
 4         60,775   112,014 141,479 176,344 40,391  51,804  65,310 43,391  54,804  68,310      -5.20       .89     6.91
 5         63,814   104,835 140,372 184,870 39,354  53,541  71,306 41,854  56,041  73,806      -4.68      1.38     7.36
 6         67,005    98,116 139,274 193,810 38,362  55,293  77,727 40,362  57,293  79,727      -4.32      1.69     7.63
 7         70,355    91,828 138,185 203,183 37,416  57,062  84,607 38,916  58,562  86,107      -4.06      1.91     7.80
 8         73,873    85,943 137,106 213,010 36,517  58,852  91,986 37,517  59,852  92,986      -3.85      2.06     7.92
 9         77,566    80,436 136,035 223,313 35,666  60,665  99,908 36,166  61,165 100,408      -3.68      2.17     7.99
10         81,445    75,281 134,972 234,114 34,861  62,502 108,412 34,861  62,502 108,412      -3.54      2.26     8.05
15        103,946    55,842 134,064 306,271 29,835  71,626 163,630 29,835  71,626 163,630      -3.38      2.43     8.22
20        132,665    50,000 133,162 400,682 24,988  81,207 244,352 24,988  81,207 244,352      -3.41      2.45     8.26
25        169,318    50,000 132,250 524,165 18,712  91,023 360,764 18,712  91,023 360,764      -3.86      2.43     8.23
30        216,097    50,000 131,336 685,718  7,862 100,043 522,336  7,862 100,043 522,336      -5.98      2.34     8.13
35        275,801    50,000 130,418 897,078      0 107,836 741,749      0 107,836 741,749        --       2.22     8.01
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  -----------------------------
 YEAR      0%        6%        12%
- ------     --        --        ---
 1         173.27    189.70    206.10
 2          59.93     69.54     79.14
 3          33.77     41.81     49.84
 4          22.34     29.70     37.04
 5          15.96     22.93     29.89
 6          11.89     18.62     25.33
 7           9.07     15.63     22.18
 8           7.01     13.44     19.86
 9           5.42     11.76     18.09
10           4.18     10.44     16.69
15            .74      6.80     12.84
20              0      5.02     10.97
25              0      3.97      9.86
30              0      3.27      9.12
35              0      2.78      8.60

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             SINGLE INSURED POLICY

                               MALE ISSUE AGE 70

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                      $75,013 INITIAL DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

          INITIAL       DEATH BENEFIT          NET CASH VALUE           CASH VALUE          INTERNAL RATE OF RETURN
          PREMIUM   ASSUMING HYPOTHETICAL  ASSUMING HYPOTHETICAL  ASSUMING HYPOTHETICAL        ON NET CASH VALUE
        ACCUMULATED      GROSS ANNUAL           GROSS ANNUAL           GROSS ANNUAL       ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%      RATE OF RETURN OF      RATE OF RETURN OF      RATE OF RETURN OF      ANNUAL RATE OF RETURN OF
POLICY   INTEREST   ---------------------- ---------------------- ---------------------- ------------------------------
 YEAR    PER YEAR     0%     6%      12%     0%     6%      12%     0%     6%      12%       0%        6%       12%
- ------  -----------   --     --      ---     --     --      ---     --     --      ---       --        --       ---
 1         52,500   71,284  75,567  79,842 44,452  47,363  50,269 48,452  51,363  54,269     -11.10     -5.27      .54
 2         55,125   67,664  76,038  84,885 42,952  48,763  54,902 46,952  52,763  58,902      -7.32     -1.24     4.79
 3         57,881   64,278  76,573  90,318 41,999  50,701  60,431 45,499  54,201  63,931      -5.65       .47     6.52
 4         60,775   61,116  77,179  96,184 41,090  52,678  66,389 44,090  55,678  69,389      -4.79      1.31     7.34
 5         63,814   58,161  77,860 102,522 40,225  54,696  72,812 42,725  57,196  75,312      -4.26      1.81     7.81
 6         67,005   55,396  78,614 109,371 39,402  56,755  79,742 41,402  58,755  81,742      -3.89      2.13     8.09
 7         70,355   52,805  79,438 116,770 38,621  58,856  87,221 40,121  60,356  88,721      -3.62      2.36     8.27
 8         73,873   50,369  80,325 124,754 37,879  61,002  95,295 38,879  62,002  96,295      -3.41      2.52     8.40
 9         77,566   50,000  81,272 133,366 37,175  63,191 104,016 37,675  63,691 104,516      -3.24      2.64     8.48
10         81,445   50,000  82,276 142,651 36,509  65,428 113,439 36,509  65,428 113,439      -3.10      2.73     8.54
15        103,946   50,000  92,425 211,006 32,634  78,293 178,743 32,634  78,293 178,743      -2.80      3.03     8.86
20        132,665   50,000 105,513 317,184 29,171  93,688 281,638 29,171  93,688 281,638      -2.66      3.19     9.03
25        169,318   50,000 120,171 475,675 26,076 112,111 443,768 26,076 112,111 443,768      -2.57      3.28     9.13
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  -----------------------------
 YEAR      0%        6%        12%
- ------     --        --        ---
 1          42.57     51.13     59.68
 2          16.33     23.32     30.30
 3           8.73     15.27     21.79
 4           5.15     11.46     17.77
 5           3.07      9.26     15.44
 6           1.72      7.83     13.93
 7            .78      6.84     12.88
 8            .09      6.10     12.11
 9              0      5.55     11.52
10              0      5.11     11.05
15              0      4.18     10.07
20              0      3.80      9.68
25              0      3.57      9.43

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             SINGLE INSURED POLICY

                               MALE ISSUE AGE 70

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                      $75,013 INITIAL DEATH BENEFIT

           THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

          INITIAL       DEATH BENEFIT        NET CASH VALUE          CASH VALUE          INTERNAL RATE OF RETURN
          PREMIUM   ASSUMING HYPOTHETICAL ASSUMING HYPOTHETICAL ASSUMING HYPOTHETICAL       ON NET CASH VALUE
        ACCUMULATED     GROSS ANNUAL          GROSS ANNUAL          GROSS ANNUAL       ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%      RATE OF RETURN OF     RATE OF RETURN OF     RATE OF RETURN OF     ANNUAL RATE OF RETURN OF
POLICY   INTEREST   --------------------- --------------------- --------------------- ------------------------------
 YEAR    PER YEAR     0%     6%     12%     0%     6%     12%     0%     6%     12%       0%        6%       12%
- ------  -----------   --     --     ---     --     --     ---     --     --     ---       --        --       ---
 1         52,500   70,329 74,561  78,786 43,803 46,679  49,551 47,803 50,679  53,551     -12.39     -6.64     -.90
 2         55,125   65,816 73,974  82,595 41,670 47,331  53,313 45,670 51,331  57,313      -8.71     -2.71     3.26
 3         57,881   61,591 73,391  86,588 40,096 48,449  57,790 43,596 51,949  61,290      -7.09     -1.04     4.94
 4         60,775   57,637 72,812  90,773 38,580 49,528  62,485 41,580 52,528  65,485      -6.28      -.24     5.73
 5         63,814   53,936 72,238  95,162 37,121 50,566  67,406 39,621 53,066  69,906      -5.78       .23     6.16
 6         67,005   50,473 71,668  99,762 35,722 51,564  72,561 37,722 53,564  74,561      -5.45       .51     6.40
 7         70,355   50,000 71,103 104,587 34,303 52,524  77,964 35,803 54,024  79,464      -5.24       .71     6.55
 8         73,873   50,000 70,543 109,645 32,689 53,451  83,633 33,689 54,451  84,633      -5.17       .84     6.64
 9         77,566   50,000 69,988 114,949 30,828 54,349  89,584 31,328 54,849  90,084      -5.23       .93     6.69
10         81,445   50,000 69,438 120,511 28,654 55,218  95,833 28,654 55,218  95,833      -5.42      1.00     6.72
15        103,946   50,000 68,955 157,675  6,794 58,412 133,566  6,794 58,412 133,566     -12.46      1.04     6.77
20        132,665   50,000 68,480 206,328      0 60,805 183,205      0 60,805 183,205        --        .98     6.71
25        169,318   50,000 68,041 270,122      0 63,477 252,003      0 63,477 252,003        --        .96     6.68
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  -----------------------------
 YEAR      0%        6%        12%
- -------    --        --        ---
 1          40.66     49.12     57.57
 2          14.73     21.63     28.53
 3           7.20     13.65     20.09
 4           3.62      9.85     16.08
 5           1.53      7.64     13.74
 6            .16      6.18     12.20
 7              0      5.16     11.12
 8              0      4.40     10.31
 9              0      3.81      9.69
10              0      3.34      9.20
15              0      2.17      7.96
20              0      1.58      7.34
25              0      1.24      6.98

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             SINGLE INSURED POLICY

                              FEMALE ISSUE AGE 70

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                      $81,811 INITIAL DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

                                                                                         INTERNAL RATE OF
                                                                                              RETURN         INTERNAL RATE OF
                                                                                         ON NET CASH VALUE        RETURN
                                                                                             ASSUMING        ON DEATH BENEFIT
          INITIAL       DEATH BENEFIT          NET CASH VALUE           CASH VALUE         HYPOTHETICAL          ASSUMING
          PREMIUM   ASSUMING HYPOTHETICAL  ASSUMING HYPOTHETICAL  ASSUMING HYPOTHETICAL        GROSS        HYPOTHETICAL GROSS
        ACCUMULATED      GROSS ANNUAL           GROSS ANNUAL           GROSS ANNUAL       ANNUAL RATE OF      ANNUAL RATE OF
END OF     AT 5%      RATE OF RETURN OF      RATE OF RETURN OF      RATE OF RETURN OF        RETURN OF          RETURN OF
POLICY   INTEREST   ---------------------- ---------------------- ---------------------- ----------------- --------------------
 YEAR    PER YEAR     0%     6%      12%     0%     6%      12%     0%     6%      12%     0%    6%   12%    0%     6%    12%
- ------  -----------   --     --      ---     --     --      ---     --     --      ---     --    --   ---    --     --    ---
 1         52,500   77,454  82,107  86,752 44,452  47,363  50,269 48,452  51,363  54,269 -11.10 -5.27  .54 54.91  64.21  73.50
 2         55,125   73,205  82,265  91,837 42,952  48,763  54,902 46,952  52,763  58,902  -7.32 -1.24 4.79 21.00  28.27  35.53
 3         57,881   69,235  82,477  97,282 41,999  50,701  60,431 45,499  54,201  63,931  -5.65   .47 6.52 11.46  18.16  24.84
 4         60,775   65,530  82,753 103,130 41,090  52,678  66,389 44,090  55,678  69,389  -4.79  1.31 7.34  7.00  13.42  19.84
 5         63,814   62,077  83,102 109,424 40,225  54,696  72,812 42,725  57,196  75,312  -4.26  1.81 7.81  4.42  10.70  16.96
 6         67,005   58,857  83,525 116,203 39,402  56,755  79,742 41,402  58,755  81,742  -3.89  2.13 8.09  2.76   8.93  15.09
 7         70,355   55,850  84,019 123,504 38,621  58,856  87,221 40,121  60,356  88,721  -3.62  2.36 8.27  1.59   7.70  13.79
 8         73,873   53,037  84,581 131,363 37,879  61,002  95,295 38,879  62,002  96,295  -3.41  2.52 8.40   .74   6.79  12.83
 9         77,566   50,401  85,205 139,820 37,175  63,191 104,016 37,675  63,691 104,516  -3.24  2.64 8.48   .09   6.10  12.10
10         81,445   50,000  85,893 148,922 36,509  65,428 113,439 36,509  65,428 113,439  -3.10  2.73 8.54      0  5.56  11.53
15        103,946   50,000  94,688 216,173 32,634  78,293 178,743 32,634  78,293 178,743  -2.80  3.03 8.86      0  4.35  10.25
20        132,665   50,000 106,516 320,202 29,171  93,688 281,638 29,171  93,688 281,638  -2.66  3.19 9.03      0  3.85   9.73
25        169,318   50,000 120,327 476,291 26,076 112,111 443,768 26,076 112,111 443,768  -2.57  3.28 9.13      0  3.58   9.43

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             SINGLE INSURED POLICY

                              FEMALE ISSUE AGE 70

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                      $81,811 INITIAL DEATH BENEFIT

           THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

                                                                                      INTERNAL RATE OF  INTERNAL RATE OF
                                                                                           RETURN            RETURN
                                                                                      ON NET CASH VALUE ON DEATH BENEFIT
                                                                                          ASSUMING          ASSUMING
          INITIAL       DEATH BENEFIT        NET CASH VALUE          CASH VALUE         HYPOTHETICAL      HYPOTHETICAL
          PREMIUM   ASSUMING HYPOTHETICAL ASSUMING HYPOTHETICAL ASSUMING HYPOTHETICAL       GROSS             GROSS
        ACCUMULATED     GROSS ANNUAL          GROSS ANNUAL          GROSS ANNUAL       ANNUAL RATE OF    ANNUAL RATE OF
END OF     AT 5%      RATE OF RETURN OF     RATE OF RETURN OF     RATE OF RETURN OF       RETURN OF         RETURN OF
POLICY   INTEREST   --------------------- --------------------- --------------------- ----------------- -----------------
 YEAR    PER YEAR     0%     6%     12%     0%     6%     12%     0%     6%     12%     0%    6%   12%   0%    6%    12%
- ------  ----------- ------ ------ ------- ------ ------ ------- ------ ------ ------- ------ ----- ---- ----- ----- -----
 1         52,500   76,731 81,346  85,954 44,000 46,887  49,769 48,000 50,887  53,769 -12.00 -6.23 -.46 53.46 62.69 71.91
 2         55,125   71,810 80,708  90,110 42,057 47,764  53,794 46,057 51,764  57,794  -8.29 -2.26 3.72 19.84 27.05 34.25
 3         57,881   67,203 80,073  94,466 40,663 49,121  58,580 44,163 52,621  62,080  -6.66  -.59 5.42 10.36 17.00 23.62
 4         60,775   62,890 79,443  99,032 39,314 50,451  63,631 42,314 53,451  66,631  -5.83   .22 6.21  5.90 12.27 18.63
 5         63,814   58,854 78,817 103,818 38,007 51,747  68,954 40,507 54,247  71,454  -5.34   .69 6.64  3.31  9.53 15.73
 6         67,005   55,077 78,196 108,835 36,743 53,006  74,560 38,743 55,006  76,560  -5.00   .98 6.89  1.62  7.74 13.84
 7         70,355   51,541 77,580 114,096 35,526 54,230  80,463 37,026 55,730  81,963  -4.77  1.17 7.03   .43  6.48 12.51
 8         73,873   50,000 76,969 119,612 34,334 55,422  86,681 35,334 56,422  87,681  -4.59  1.30 7.12     0  5.54 11.52
 9         77,566   50,000 76,363 125,396 33,026 56,582  93,235 33,526 57,082  93,735  -4.50  1.38 7.17     0  4.82 10.76
10         81,445   50,000 75,762 131,460 31,545 57,711 100,138 31,545 57,711 100,138  -4.50  1.44 7.19     0  4.24 10.15
15        103,946   50,000 75,233 171,980 17,389 62,206 142,202 17,389 62,206 142,202  -6.80  1.47 7.22     0  2.76  8.58
20        132,665   50,000 74,710 225,018      0 65,712 197,918      0 65,712 197,918    --   1.38 7.12     0  2.03  7.81
25        169,318   50,000 74,219 294,532      0 69,151 274,420      0 69,151 274,420    --   1.31 7.05     0  1.59  7.35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             LAST SURVIVOR POLICY

                               MALE ISSUE AGE 65

                              FEMALE ISSUE AGE 60

                           (JOINT EQUAL AGE 63)

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                      $114,909 INITIAL DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

          INITIAL         DEATH BENEFIT            NET CASH VALUE             CASH VALUE           INTERNAL RATE OF RETURN
          PREMIUM     ASSUMING HYPOTHETICAL    ASSUMING HYPOTHETICAL    ASSUMING HYPOTHETICAL         ON NET CASH VALUE
        ACCUMULATED       GROSS ANNUAL              GROSS ANNUAL             GROSS ANNUAL        ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%        RATE OF RETURN OF        RATE OF RETURN OF        RATE OF RETURN OF       ANNUAL RATE OF RETURN OF
POLICY   INTEREST   ------------------------- ------------------------ ------------------------ ------------------------------
 YEAR    PER YEAR     0%      6%       12%      0%     6%       12%      0%     6%       12%        0%        6%       12%
- ------  -----------   --      --       ---      --     --       ---      --     --       ---        --        --       ---
 1         52,500   107,901 114,384   120,855 44,658  47,581    50,499 48,658  51,581    54,499     -10.68     -4.84     1.00
 2         55,125   100,988 113,486   126,691 43,325  49,182    55,370 47,325  53,182    59,370      -6.91      -.82     5.23
 3         57,881    94,516 112,596   132,809 42,499  51,298    61,135 45,999  54,798    64,635      -5.27       .86     6.93
 4         60,775    88,459 111,711   139,222 41,679  53,424    67,319 44,679  56,424    70,319      -4.45      1.67     7.72
 5         63,814    82,822 110,877   145,999 40,883  55,578    73,975 43,383  58,078    76,475      -3.95      2.14     8.15
 6         67,005    77,605 110,133   153,224 40,124  57,780    81,170 42,124  59,780    83,170      -3.60      2.44     8.41
 7         70,355    72,775 109,483   160,937 39,402  60,033    88,952 40,902  61,533    90,452      -3.35      2.65     8.58
 8         73,873    68,305 108,931   169,186 38,715  62,336    97,371 39,715  63,336    98,371      -3.15      2.79     8.69
 9         77,566    64,170 108,485   178,026 38,062  64,693   106,483 38,562  65,193   106,983      -2.99      2.90     8.76
10         81,445    60,350 108,156   187,527 37,443  67,104   116,349 37,443  67,104   116,349      -2.85      2.99     8.81
15        103,946    50,000 113,563   259,270 33,806  81,106   185,170 33,806  81,106   185,170      -2.58      3.28     9.12
20        132,665    50,000 123,152   370,218 30,523  98,031   294,699 30,523  98,031   294,699      -2.44      3.42     9.27
25        169,318    50,000 137,951   546,062 27,558 118,486   469,015 27,558 118,486   469,015      -2.35      3.51     9.37
30        216,097    50,000 157,448   820,649 24,881 143,210   746,440 24,881 143,210   746,440      -2.30      3.57     9.43
35        275,801    50,000 178,645 1,226,063 22,464 173,094 1,187,963 22,464 173,094 1,187,963      -2.26      3.61     9.47
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  -----------------------------
 YEAR      0%        6%        12%
- ------     --        --        ---
 1         115.80    128.77    141.71
 2          42.12     50.66     59.18
 3          23.65     31.07     38.49
 4          15.33     22.26     29.18
 5          10.62     17.27     23.90
 6           7.60     14.07     20.52
 7           5.51     11.85     18.18
 8           3.98     10.22     16.46
 9           2.81      8.99     15.15
10           1.90      8.02     14.13
15              0      5.62     11.60
20              0      4.61     10.53
25              0      4.14     10.04
30              0      3.90      9.78
35              0      3.71      9.57

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             LAST SURVIVOR POLICY

                               MALE ISSUE AGE 65

                              FEMALE ISSUE AGE 60

                           (JOINT EQUAL AGE 63)

                $50,000 INITIAL PREMIUM FOR STANDARD NONSMOKER

                      $114,909 INITIAL DEATH BENEFIT

           THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

          INITIAL        DEATH BENEFIT         NET CASH VALUE          CASH VALUE          INTERNAL RATE OF RETURN
          PREMIUM    ASSUMING HYPOTHETICAL  ASSUMING HYPOTHETICAL ASSUMING HYPOTHETICAL       ON NET CASH VALUE
        ACCUMULATED      GROSS ANNUAL           GROSS ANNUAL          GROSS ANNUAL       ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%       RATE OF RETURN OF      RATE OF RETURN OF     RATE OF RETURN OF     ANNUAL RATE OF RETURN OF
POLICY   INTEREST   ----------------------- --------------------- --------------------- ------------------------------
 YEAR    PER YEAR     0%      6%      12%     0%     6%     12%     0%     6%     12%       0%        6%       12%
- ------  -----------   --      --      ---     --     --     ---     --     --     ---       --        --       ---
 1         52,500   107,901 114,384 120,855 44,658 47,581  50,499 48,658 51,581  54,499     -10.68     -4.84     1.00
 2         55,125   100,988 113,486 126,691 43,325 49,182  55,370 47,325 53,182  59,370      -6.91      -.82     5.23
 3         57,881    94,516 112,596 132,809 42,499 51,298  61,135 45,999 54,798  64,635      -5.27       .86     6.93
 4         60,775    88,459 111,711 139,222 41,679 53,424  67,319 44,679 56,424  70,319      -4.45      1.67     7.72
 5         63,814    82,789 110,834 145,945 40,865 55,555  73,947 43,365 58,055  76,447      -3.95      2.13     8.14
 6         67,005    77,482 109,962 152,992 40,057 57,688  81,044 42,057 59,688  83,044      -3.63      2.41     8.38
 7         70,355    72,515 109,097 160,379 39,256 59,816  88,638 40,756 61,316  90,138      -3.40      2.59     8.52
 8         73,873    67,865 108,239 168,123 38,459 61,934  96,753 39,459 62,934  97,753      -3.23      2.71     8.60
 9         77,566    63,513 107,386 176,240 37,667 64,032 105,410 38,167 64,532 105,910      -3.10      2.79     8.64
10         81,445    59,439 106,539 184,749 36,878 66,101 114,625 36,878 66,101 114,625      -3.00      2.83     8.65
15        103,946    50,000 105,782 241,600 31,272 75,549 172,550 31,272 75,549 172,550      -3.08      2.79     8.61
20        132,665    50,000 105,027 315,984 21,836 83,603 251,527 21,836 83,603 251,527      -4.06      2.60     8.41
25        169,318    50,000 104,273 413,312      0 89,561 354,995      0 89,561 354,995        --       2.36     8.16
30        216,097    50,000 103,561 540,854      0 94,196 491,946      0 94,196 491,946        --       2.13     7.92
35        275,801    50,000 102,851 707,716      0 99,655 685,724      0 99,655 685,724        --       1.99     7.77
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  -----------------------------
 YEAR      0%        6%        12%
- ------     --        --        ---
 1         115.80    128.77    141.71
 2          42.12     50.66     59.18
 3          23.65     31.07     38.49
 4          15.33     22.26     29.18
 5          10.61     17.26     23.89
 6           7.57     14.04     20.49
 7           5.45     11.79     18.12
 8           3.89     10.14     16.37
 9           2.69      8.86     15.03
10           1.74      7.86     13.96
15              0      5.12     11.07
20              0      3.78      9.66
25              0      2.98      8.82
30              0      2.46      8.26
35              0      2.08      7.87

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, WHETHER ADDITIONAL PAYMENTS ARE MADE, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NEVLICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  APPENDIX B

                       INVESTMENT EXPERIENCE INFORMATION

  The information contained in Appendix B gives hypothetical illustrations of the Variable Account's and the Policy's investment experience based on the historical investment experience of the Eligible Funds. It does not represent what may happen in the future.

  The Policies were not available until       , 1996. The Zenith Fund and the
Variable Account commenced operations on August 26, 1983. The Westpeak Stock Index and Back Bay Advisors Managed Series of the Zenith Fund commenced operations on May 1, 1987. The Westpeak Value Growth Series and Loomis Sayles Avanti Growth Series of the Zenith Fund commenced operations on April 30, 1993. The Loomis Sayles Small Cap Series of the Zenith Fund commenced operations on May 2, 1994. The remaining Zenith Fund Series commenced operations on October 31, 1994.

  The illustrations are based on the actual investment experience of the relevant Eligible Funds for the periods shown (net of actual charges and expenses incurred by the Eligible Funds). The illustrations assume that an initial premium of $50,000 was paid and that no loans, transfers or other Policy Owner transactions were made during the periods shown.

SUB-ACCOUNT INVESTMENT EXPERIENCE

  The Policies are supported by the Variable Account, which invests in the Eligible Funds. The investment experience of the Sub-Account or Sub-Accounts you choose will affect the values and benefits of your Policy.

  Many factors in addition to investment experience will affect the actual values and benefits of your Policy. For instance, these investment experience figures do not reflect the charges deducted from additional Premiums and the Monthly Deductions from the cash value. (See "Charges and Expenses".)

NET RATES OF RETURN

  A Sub-Account's investment experience is expressed below as a net rate of return. The annual net rate is the effective earnings rate at which the Sub-Accounts increased or decreased over a one-year period, based on the investment experience of the relevant Eligible Funds. The rate is calculated by taking the difference between the Sub-Accounts' ending values and beginning values of the period and dividing it by the beginning values of the period.

  The effective annual net rate of return since inception is the annualized effective interest rate at which the Sub-Accounts increased or decreased since the inception dates of the Sub-Accounts. For each Sub-Account, the rate is calculated by taking the difference between the Sub-Account's ending value and the value on the date of its inception and dividing it by the value on the date of inception. This result is the total net rate of return since inception ("Total Return"). The effective annual net rate of return is the rate which, if compounded annually, would equal the total net rate of return since inception.

               SUB-ACCOUNTS INVESTING IN NEW ENGLAND ZENITH FUND

                                                              ANNUAL NET RATE OF RETURN
                 -----------------------------------------------------------------------------------------------------------
                                                                      FOR ONE YEAR ENDING
                 8/26/83- --------------------------------------------------------------------------------------------------
SUB-ACCOUNT      12/31/83 12/31/84 12/31/85 12/31/86 12/31/87 12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94
- -----------      -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- ---------
Bond Income.....   3.20%   12.61%   18.76%   14.83%     2.27%   8.37%   12.30%    8.09%   17.96%    8.18%   12.61%   -3.36%
Money Market....   3.20    10.73     8.26     6.80      6.53    7.52     9.25     8.19     6.21     3.80     2.97     3.97
                                                                                ANNUAL NET RATE OF RETURN
                                                     -----------------------------------------------------------------------
                                                                                        FOR ONE YEAR ENDING
                                                     5/1/87-  --------------------------------------------------------------
SUB-ACCOUNT                                          12/31/87 12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94
- -----------                                          -------- -------- -------- -------- -------- -------- -------- ---------
Stock Index.........................................  -12.20%  16.34%   30.15%   -4.14%   30.43%    7.30%    9.72%    1.12%
Managed.............................................   -0.66    9.48    19.08     3.21    20.17     6.70    10.65    -1.11

                 -------- 8/26/83- 8/28/83-
                          12/31/95 12/31/95
                 --------  TOTAL   EFFECTIVE
SUB-ACCOUNT      12/31/95  RETURN   ANNUAL
- -----------      -------- -------- ---------
Bond Income.....  21.20%   258.78%   10.91%
Money Market....   5.70    123.17     6.72

                 -------- 5/1/87-   5/1/87-
                          12/31/95 12/31/95
                 --------  TOTAL   EFFECTIVE
SUB-ACCOUNT      12/31/95  RETURN   ANNUAL
- -----------      -------- -------- ---------
Stock Index...... 36.92%   169.62%   12.19%
Managed.......... 31.26    146.21    10.96
                                               ANNUAL NET RATE OF RETURN
                                             --------------------------------    4/30/93-  4/30/93-
                                                       FOR ONE YEAR ENDING       12/31/95  12/31/95
                                              4/30/93  ----------------------      TOTAL   EFFECTIVE
SUB-ACCOUNT                                  12/31/93  12/31/94     12/31/95      RETURN    ANNUAL
- -----------                                  --------- ---------    ---------    --------- ---------
Value Growth...............................    14.24%       -1.21%       36.47%    54.02%    17.60%
Avanti Growth..............................    14.74         -.27        30.35     49.16     16.19
                                               ANNUAL NET RATE OF RETURN          5/2/94-   5/2/94-
                                             --------------------------------    12/31/95  12/31/95
                                              5/2/94-  FOR ONE YEAR ENDING         TOTAL   EFFECTIVE
SUB-ACCOUNT                                  12/31/94       12/31/95              RETURN    ANNUAL
- -----------                                  --------- ----------------------    --------- ---------
Small Cap..................................    -3.23%         28.84%               24.69%    14.22%
                                               ANNUAL NET RATE OF RETURN         10/31/94- 10/31/94-
                                             --------------------------------    12/31/95  12/31/95
                                             10/31/94- FOR ONE YEAR ENDING         TOTAL   EFFECTIVE
SUB-ACCOUNT                                  12/31/94       12/31/95              RETURN    ANNUAL
- -----------                                  --------- ----------------------    --------- ---------
Equity Growth..............................    -4.20%         48.69%               42.45%    35.64%
Balanced...................................     -.10          24.79                24.67     20.92
Venture Value..............................    -3.50          39.28                34.41     29.01
International Equity.......................     2.60           6.23                 9.00      7.70
Salomon Brothers U.S. Government...........     0.60          15.02                15.71     13.39
Salomon Brothers Strategic Bond
 Opportunities.............................    -1.40          19.38                17.71     15.08

POLICY PERFORMANCE

  The material below assumes a Policy was issued with an initial premium of $50,000 paid on August 26, 1983, in the case of the Bond Income and Money Market Sub-Accounts (May 1, 1987, in the case of the Westpeak Stock Index and Back Bay Advisors Managed Sub-Accounts; April 30, 1993, in the case of the Westpeak Value Growth and Avanti Growth Sub-Accounts; May 2, 1994, in the case of the Small Cap Sub-Account; October 31, 1994, in the case of the Balanced, International Equity, Equity Growth, Venture Value, U.S. Government and Strategic Bond Opportunities Sub-Accounts), to a male age 50 in the standard nonsmoker risk category. The death benefits, cash values and internal rates of return assume in each instance that the entire Policy value was invested in the particular Sub-Account for the period shown. These illustrations of policy investment experience reflect all Policy charges (except for the $2.50 Monthly Maintenance Charge) based on NEVLICO's current rates. (See Appendix A for the definition of the internal rate of return.)

                  MALE STANDARD NON SMOKER, ISSUE AGE 50

                         $50,000 INITIAL PREMIUM

                      $129,122 INITIAL DEATH BENEFIT

BOND INCOME SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
August 26, 1983.........  50,000    50,000   129,122   50,000  46,000       --            --
December 31, 1983.......  50,000    50,000   130,654   51,122  47,122     -15.66%         --
December 31, 1984.......  50,000    50,000   139,494   56,311  52,311       3.41        114.08%
December 31, 1985.......  50,000    50,000   156,886   65,320  61,820       9.46         62.75
December 31, 1986.......  50,000    50,000   170,674   73,266  70,266      10.70         44.30
December 31, 1987.......  50,000    50,000   165,419   73,185  70,685       8.29         31.68
December 31, 1988.......  50,000    75,767   169,828   77,406  75,406       7.99         25.69
December 31, 1989.......  50,000    75,767   180,973   84,942  83,442       8.40         22.46
December 31, 1990.......  50,000    75,767   185,675   89,706  88,706       8.11         19.55
December 31, 1991.......  50,000    75,767   207,916  103,356 102,856       9.02         18.62
December 31, 1992.......  50,000    75,767   213,612  109,212 109,212       8.72         16.81
December 31, 1993.......  50,000   120,283   229,245  120,487 120,487       8.87         15.85
December 31, 1994.......  50,000   120,283   212,033  114,506 114,506       7.57         13.58
December 31, 1995.......  50,000   120,283   247,171  137,081 137,081       8.51         13.82

MONEY MARKET SUB-ACCOUNT

                                                                       INTERNAL RATE
                          TOTAL    MINIMUM   VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
August 26, 1983.........  50,000    50,000   129,122   50,000  46,000       --            --
December 31, 1983.......  50,000    50,000   130,974   51,247  47,247     -15.02%         --
December 31, 1984.......  50,000    50,000   137,164   55,371  51,371       2.03        111.42%
December 31, 1985.......  50,000    50,000   140,631   58,552  55,052       4.19         55.34
December 31, 1986.......  50,000    50,000   142,293   61,083  58,083       4.58         36.67
December 31, 1987.......  50,000    50,000   143,656   63,557  61,057       4.70         27.47
December 31, 1988.......  50,000    65,444   146,543   66,793  64,793       4.97         22.27
December 31, 1989.......  50,000    65,444   151,824   71,260  69,760       5.39         19.12
December 31, 1990.......  50,000    65,444   155,804   75,274  74,274       5.53         16.73
December 31, 1991.......  50,000    65,444   157,095   78,093  77,593       5.41         14.70
December 31, 1992.......  50,000    65,444   154,861   79,175  79,175       5.04         12.86
December 31, 1993.......  50,000    79,450   151,970   79,872  79,872       4.63         11.34
December 31, 1994.......  50,000    79,450   151,626   81,883  81,883       4.44         10.27
December 31, 1995.......  50,000    79,450   153,789   85,291  85,291       4.42          9.53

MANAGED SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
May 1, 1987.............  50,000    50,000   129,122   50,000  46,000       --            --
December 31, 1987.......  50,000    50,000   124,238   48,993  44,993     -14.60%         --
December 31, 1988.......  50,000    50,000   128,321   52,204  48,204      -2.17         75.93%
December 31, 1989.......  50,000    50,000   146,503   61,467  57,967       5.70         49.61
December 31, 1990.......  50,000    50,000   142,039   61,437  58,437       4.34         32.92
December 31, 1991.......  50,000    50,000   161,786   72,115  69,615       7.35         28.60
December 31, 1992.......  50,000    70,177   163,688   75,159  73,159       6.95         23.27
December 31, 1993.......  50,000    70,177   171,814   81,230  79,730       7.25         20.33
December 31, 1994.......  50,000    70,177   161,126   78,405  77,405       5.86         16.49
December 31, 1995.......  50,000    70,177   202,017  101,135 100,635       8.40         17.48

AVANTI GROWTH SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
April 30, 1993..........  50,000    50,000   129,122   50,000  46,000       --            --
December 31, 1993.......  50,000    50,000   142,840   56,477  52,477       7.47%         --
December 31, 1994.......  50,000    50,000   133,421   54,419  50,419        .50         79.91%
December 31, 1995.......  50,000    50,000   166,943   70,222  66,722      11.41         57.04

SMALL-CAP SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
May 1, 1994.............  50,000    50,000   129,122  50,000  46,000        --            --
December 31, 1994.......  50,000    50,000   120,049   47,342  43,342     -19.32%         --
December 31, 1995.......  50,000    50,000   147,654   60,069  56,069       7.12         91.57%

BALANCED SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000   129,122   50,000  46,000       --            --
December 31, 1994.......  50,000    50,000   127,694   49,705  45,705     -41.58%         --
December 31, 1995.......  50,000    50,000   151,641   60,900  56,900      11.71        158.73%

INTERNATIONAL EQUITY SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000   129,122   50,000  46,000       --            --
December 31, 1994.......  50,000    50,000   130,766   50,900  46,900     -31.81%         --
December 31, 1995.......  50,000    50,000   132,641   53,270  49,270      -1.25        130.69%

EQUITY GROWTH SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000   129,122   50,000  46,000       --            --
December 31, 1994.......  50,000    50,000   120,911   47,065  43,065     -59.08%         --
December 31, 1995.......  50,000    50,000   172,803   69,399  65,399      25.86        189.37%

VALUE GROWTH SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
April 30, 1993..........  50,000    50,000   129,122   50,000  46,000       --            --
December 31, 1993.......  50,000    50,000   142,221   56,232  52,232       6.72%         --
December 31, 1994.......  50,000    50,000   132,620   54,093  50,093        .11         79.26%
December 31, 1995.......  50,000    50,000   172,204   72,435  68,935      12.77         58.88

STOCK INDEX SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
May 1, 1987.............  50,000    50,000   129,122   50,000  46,000       --            --
December 31, 1987.......  50,000    50,000   109,807   43,303  39,303     -30.24%         --
December 31, 1988.......  50,000    50,000   119,943   48,796  44,796      -6.38         68.95%
December 31, 1989.......  50,000    50,000   151,676   63,637  60,137       7.16         51.57
December 31, 1990.......  50,000    50,000   135,410   58,570  55,570       2.92         31.20
December 31, 1991.......  50,000    50,000   167,404   74,619  72,119       8.16         29.54
December 31, 1992.......  50,000    73,892   170,317   78,203  76,203       7.72         24.14
December 31, 1993.......  50,000    73,892   177,273   83,811  82,311       7.76         20.90
December 31, 1994.......  50,000    73,892   170,021   82,733  81,733       6.62         17.30
December 31, 1995.......  50,000    73,892   222,827  111,553 111,053       9.64         18.81

VENTURE VALUE SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000   129,122   50,000  46,000       --            --
December 31, 1994.......  50,000    50,000   123,857   48,211  44,211     -52.11%         --
December 31, 1995.......  50,000    50,000   163,803   65,784  61,784      19.88        176.41%

U.S. GOVERNMENT SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000   129,122   50,000  46,000       --            --
December 31, 1994.......  50,000    50,000   128,589   50,053  46,053     -38.86%         --
December 31, 1995.......  50,000    50,000   140,033   56,238  52,238       3.82        141.67%

STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000   129,122  50,000  46,000        --            --
December 31, 1994.......  50,000    50,000   125,905  49,008  45,008      -46.71%         --
December 31, 1995.......  50,000    50,000   142,849  57,369  53,369        5.75        145.82%

                 FEMALE STANDARD NON SMOKER, ISSUE AGE 50

                          $50,000 INITIAL PREMIUM

                      $145,611 INITIAL DEATH BENEFIT

BOND INCOME SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
August 26, 1983.........  50,000    50,000   145,611   50,000  46,000       --            --
December 31, 1983.......  50,000    50,000   147,348   51,122  47,122     -15.66%         --
December 31, 1984.......  50,000    50,000   157,343   56,311  52,311       3.41        134.08%
December 31, 1985.......  50,000    50,000   176,975   65,320  61,820       9.46         71.32
December 31, 1986.......  50,000    50,000   192,526   73,266  70,266      10.70         49.59
December 31, 1987.......  50,000    50,000   186,573   73,185  70,685       8.29         35.37
December 31, 1988.......  50,000    75,767   191,487   77,406  75,406       7.99         28.54
December 31, 1989.......  50,000    75,767   203,947   84,942  83,442       8.40         24.79
December 31, 1990.......  50,000    75,767   209,082   89,706  88,706       8.11         21.50
December 31, 1991.......  50,000    75,767   233,873  103,356 102,856       9.02         20.30
December 31, 1992.......  50,000    75,767   239,936  109,212 109,212       8.72         18.27
December 31, 1993.......  50,000   120,283   257,039  120,487 120,487       8.87         17.14
December 31, 1994.......  50,000   120,283   237,248  114,506 114,506       7.57         14.71
December 31, 1995.......  50,000   120,283   275,927  137,081 137,081       8.51         14.84

MONEY MARKET SUB-ACCOUNT

                                                                       INTERNAL RATE
                          TOTAL    MINIMUM   VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
August 26, 1983.........  50,000    50,000   145,611   50,000  46,000       --            --
December 31, 1983.......  50,000    50,000   147,709   51,247  47,247     -15.02%         --
December 31, 1984.......  50,000    50,000   154,715   55,371  51,371       2.03        131.17%
December 31, 1985.......  50,000    50,000   158,639   58,552  55,052       4.19         63.52
December 31, 1986.......  50,000    50,000   160,511   61,083  58,083       4.58         41.68
December 31, 1987.......  50,000    50,000   162,028   63,557  61,057       4.70         31.05
December 31, 1988.......  50,000    65,444   165,232   66,793  64,793       4.97         25.05
December 31, 1989.......  50,000    65,444   171,098   71,260  69,760       5.39         21.38
December 31, 1990.......  50,000    65,444   175,446   75,274  74,274       5.53         18.63
December 31, 1991.......  50,000    65,444   176,708   78,093  77,593       5.41         16.33
December 31, 1992.......  50,000    65,444   173,946   79,175  79,175       5.04         14.27
December 31, 1993.......  50,000    79,450   170,395   79,872  79,872       4.63         12.58
December 31, 1994.......  50,000    79,450   169,657   81,883  81,883       4.44         11.37
December 31, 1995.......  50,000    79,450   171,681   85,291  85,291       4.42         10.51

MANAGED SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
May 1, 1987.............  50,000    50,000   145,611   50,000  46,000       --            --
December 31, 1987.......  50,000    50,000   140,118   48,993  44,993     -14.60%         --
December 31, 1988.......  50,000    50,000   144,745   52,204  48,204      -2.17         89.09%
December 31, 1989.......  50,000    50,000   165,263   61,467  57,967       5.70         56.52
December 31, 1990.......  50,000    50,000   160,222   61,437  58,437       4.34         37.36
December 31, 1991.......  50,000    50,000   182,464   72,115  69,615       7.35         31.95
December 31, 1992.......  50,000    70,177   184,543   75,159  73,159       6.95         25.91
December 31, 1993.......  50,000    70,177   193,592   81,230  79,730       7.25         22.51
December 31, 1994.......  50,000    70,177   181,395   78,405  77,405       5.86         18.30
December 31, 1995.......  50,000    70,177   227,163  101,135 100,635       8.40         19.08

AVANTI GROWTH SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
April 30, 1993..........  50,000    50,000   145,611   50,000  46,000       --            --
December 31, 1993.......  50,000    50,000   161,101   56,477  52,477       7.47%         --
December 31, 1994.......  50,000    50,000   150,498   54,419  50,419        .50         93.35%
December 31, 1995.......  50,000    50,000   188,321   70,222  66,722      11.41         64.29

SMALL-CAP SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
May 1, 1994.............  50,000    50,000   145,611  50,000  46,000        --            --
December 31, 1994.......  50,000    50,000   135,395  47,362  43,342      -19.32%         --
December 31, 1995.......  50,000    50,000   166,551  60,069  56,069        7.12        105.93%

BALANCED SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000   145,611   50,000  46,000       --            --
December 31, 1994.......  50,000    50,000   144,006   49,705  45,705     -41.58%         --
December 31, 1995.......  50,000    50,000   171,041   60,900  56,900      11.71        186.84%

INTERNATIONAL EQUITY SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000   145,611   50,000  46,000       --            --
December 31, 1994.......  50,000    50,000   147,469   50,900  46,900     -31.81%         --
December 31, 1995.......  50,000    50,000   149,611   53,270  49,270      -1.25        155.76%

EQUITY GROWTH SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000   145,611   50,000  46,000       --            --
December 31, 1994.......  50,000    50,000   136,356   47,065  43,065     -59.08%         --
December 31, 1995.......  50,000    50,000   194,910   69,399  65,399      25.86        220.82%

VALUE GROWTH SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
April 30, 1993..........  50,000    50,000   145,611   50,000  46,000       --            --
December 31, 1993.......  50,000    50,000   160,403   56,232  52,232       6.72%         --
December 31, 1994.......  50,000    50,000   149,594   54,093  50,093        .11         92.66%
December 31, 1995.......  50,000    50,000   194,256   72,435  68,935      12.77         66.21

STOCK INDEX SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
May 1, 1987.............  50,000    50,000   145,611   50,000  46,000       --            --
December 31, 1987.......  50,000    50,000   123,843   43,303  39,303     -30.24%         --
December 31, 1988.......  50,000    50,000   135,293   48,796  44,796      -6.38         81.59%
December 31, 1989.......  50,000    50,000   171,099   63,637  60,137       7.16         58.57
December 31, 1990.......  50,000    50,000   152,745   58,570  55,570       2.92         35.58
December 31, 1991.......  50,000    50,000   188,801   74,619  72,119       8.16         32.92
December 31, 1992.......  50,000    73,892   192,017   78,203  76,203       7.72         26.79
December 31, 1993.......  50,000    73,892   199,743   83,811  82,311       7.76         23.08
December 31, 1994.......  50,000    73,892   191,409   82,733  81,733       6.62         19.13
December 31, 1995.......  50,000    73,892   250,564  111,553 111,053       9.64         20.43

VENTURE VALUE SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000   145,611   50,000  46,000       --            --
December 31, 1994.......  50,000    50,000   139,678   48,211  44,211     -52.11%         --
December 31, 1995.......  50,000    50,000   184,758   65,784  61,784      19.88        206.45%

U.S. GOVERNMENT SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000   145,611   50,000  46,000       --            --
December 31, 1994.......  50,000    50,000   145,014   50,053  46,053     -38.86%         --
December 31, 1995.......  50,000    50,000   157,948   56,238  52,238       3.82        167.93%

STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000   145,611  50,000  46,000        --            --
December 31, 1994.......  50,000    50,000   141,987  49,008  45,008      -46.71%         --
December 31, 1995.......  50,000    50,000   161,124  57,369  53,369        5.75        172.53%

                  MALE STANDARD NON SMOKER, ISSUE AGE 70

                          $50,000 INITIAL PREMIUM

                       $75,013 INITIAL DEATH BENEFIT

BOND INCOME SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
August 26, 1983.........  50,000    50,000    75,013   50,000  46,000       --            --
December 31, 1983.......  50,000    50,000    76,157   51,122  47,122     -15.66%         --
December 31, 1984.......  50,000    50,000    82,136   56,311  52,311      3.41          44.52%
December 31, 1985.......  50,000    50,000    93,357   65,320  61,820      9.46          30.47
December 31, 1986.......  50,000    50,000   102,688   73,266  70,266      10.70         23.98
December 31, 1987.......  50,000    50,000   100,681   73,185  70,685      8.29          17.47
December 31, 1988.......  50,000    75,767   104,513   77,406  75,406      7.99          14.80
December 31, 1989.......  50,000    75,767   112,870   84,942  83,442      8.40          13.69
December 31, 1990.......  50,000    75,767   117,286   89,706  88,706      8.11          12.30
December 31, 1991.......  50,000    75,767   133,050  103,356 102,856      9.02          12.44
December 31, 1992.......  50,000    75,767   138,501  109,212 109,212      8.72          11.52
December 31, 1993.......  50,000    75,767   150,616  120,487 120,487      8.87          11.24
December 31, 1994.......  50,000    75,767   141,178  114,506 114,506      7.57          9.58
December 31, 1995.......  50,000    75,767   166,804  137,081 137,081      8.51          10.25

MONEY MARKET SUB-ACCOUNT

                                                                       INTERNAL RATE
                          TOTAL    MINIMUM   VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
August 26, 1983.........  50,000    50,000    75,013   50,000  46,000       --            --
December 31, 1983.......  50,000    50,000    76,344   51,247  47,247     -15.02%         --
December 31, 1984.......  50,000    50,000    80,764   55,371  51,371      2.03          42.72%
December 31, 1985.......  50,000    50,000    83,684   58,552  55,052      4.19          24.53
December 31, 1986.......  50,000    50,000    85,612   61,083  58,083      4.58          17.43
December 31, 1987.......  50,000    50,000    87,435   63,557  61,057      4.70          13.72
December 31, 1988.......  50,000    65,444    90,269   66,793  64,793      4.97          11.68
December 31, 1989.......  50,000    65,444    94,690   71,260  69,760      5.39          10.58
December 31, 1990.......  50,000    65,444    98,417   75,274  74,274      5.53          9.65
December 31, 1991.......  50,000    65,444   100,528   78,093  77,593      5.41          8.73
December 31, 1992.......  50,000    65,444   100,408   79,175  79,175      5.04          7.74
December 31, 1993.......  50,000    65,444    99,846   79,872  79,872      4.63          6.91
December 31, 1994.......  50,000    65,444   100,957   81,883  81,883      4.44          6.39
December 31, 1995.......  50,000    65,444   103,785   85,291  85,291      4.42          6.09

MANAGED SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
May 1, 1987.............  50,000    50,000    75,013   50,000  46,000       --            --
December 31, 1987.......  50,000    50,000    72,598   48,993  44,993     -14.60%         --
December 31, 1988.......  50,000    50,000    75,754   52,204  48,204      -2.17         28.28%
December 31, 1989.......  50,000    50,000    87,415   61,467  57,967      5.70          23.29
December 31, 1990.......  50,000    50,000    85,703   61,437  58,437      4.34          15.82
December 31, 1991.......  50,000    50,000    98,762   72,115  69,615      7.35          15.70
December 31, 1992.......  50,000    70,177   101,141   75,159  73,159      6.95          13.23
December 31, 1993.......  50,000    70,177   107,496   81,230  79,730      7.25          12.16
December 31, 1994.......  50,000    70,177   102,108   78,405  77,405      5.86          9.76
December 31, 1995.......  50,000    70,177   129,698  101,135 100,635      8.40          11.62

AVANTI GROWTH SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
April 30, 1993..........  50,000    50,000    75,013  50,000  46,000       --            --
December 31, 1993.......  50,000    50,000    83,538  56,477  52,477       7.47%         --
December 31, 1994.......  50,000    50,000    78,833  54,419  50,419        .50         31.32%
December 31, 1995.......  50,000    50,000    99,702  70,222  66,722      11.41         29.48

SMALL-CAP SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
May 1, 1994.............  50,000    50,000    75,013  50,000  46,000       --            --
December 31, 1994.......  50,000    50,000    70,151  47,342  43,342     -19.32%         --
December 31, 1995.......  50,000    50,000    87,167  60,069  56,069       7.12         39.61%

BALANCED SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
October 31, 1994........  50,000    50,000    75,013  50,000  46,000       --            --
December 31, 1994.......  50,000    50,000    74,308  49,705  45,705     -41.58%         --
December 31, 1995.......  50,000    50,000    89,133  60,900  56,900      11.71         64.10%

INTERNATIONAL EQUITY SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
October 31, 1994........  50,000    50,000    75,013  50,000  46,000       --            --
December 31, 1994.......  50,000    50,000    76,095  50,900  46,900     -31.81%         --
December 31, 1995.......  50,000    50,000    77,966  53,270  49,270      -1.25         46.32%

EQUITY GROWTH SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
October 31, 1994........  50,000    50,000    75,013  50,000  46,000       --            --
December 31, 1994.......  50,000    50,000    70,361  47,065  43,065     -59.08%         --
December 31, 1995.......  50,000    50,000   101,572  69,399  65,399      25.86         83.54%

VALUE GROWTH SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
April 30, 1993..........  50,000    50,000    75,013  50,000  46,000       --            --
December 31, 1993.......  50,000    50,000    83,176  56,232  52,232       6.72%         --
December 31, 1994.......  50,000    50,000    78,360  54,093  50,093        .11         30.84%
December 31, 1995.......  50,000    50,000   102,844  72,435  68,935      12.77         30.99

STOCK INDEX SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
May 1, 1987.............  50,000    50,000    75,013   50,000  46,000       --            --
December 31, 1987.......  50,000    50,000    64,166   43,303  39,303      30.24%         --
December 31, 1988.......  50,000    50,000    70,808   48,796  44,796      -6.38         23.19%
December 31, 1989.......  50,000    50,000    90,502   63,637  60,137       7.16         24.90
December 31, 1990.......  50,000    50,000    81,703   58,570  55,570       2.92         14.32
December 31, 1991.......  50,000    50,000   102,192   74,619  72,119       8.16         16.55
December 31, 1992.......  50,000    73,892   105,237   78,203  76,203       7.72         14.03
December 31, 1993.......  50,000    73,892   110,912   83,811  82,311       7.76         12.69
December 31, 1994.......  50,000    73,892   107,745   82,733  81,733       6.62         10.53
December 31, 1995.......  50,000    73,892   143,059  111,553 111,053       9.64         12.89

VENTURE VALUE SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000    75,013   50,000  46,000       --            --
December 31, 1994.......  50,000    50,000    72,075   48,211  44,211     -52.11%         --
December 31, 1995.......  50,000    50,000    96,282   65,784  61,784      19.88         75.32%

U.S. GOVERNMENT SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000    75,013   50,000  46,000       --            --
December 31, 1994.......  50,000    50,000    74,828   50,053  46,053     -38.86%         --
December 31, 1995.......  50,000    50,000    82,311   56,238  52,238       3.82         53.28%

STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000   75,013   50,000  46,000        --            --
December 31, 1994.......  50,000    50,000   73,266   49,008  45,008      -46.71%         --
December 31, 1995.......  50,000    50,000   83,966   57,369  53,369        5.75         55.92%

                 FEMALE STANDARD NON SMOKER, ISSUE AGE 70

                          $50,000 INITIAL PREMIUM

                       $81,811 INITIAL DEATH BENEFIT

BOND INCOME SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
August 26, 1983.........  50,000    50,000    81,811   50,000  46,000        --            --
December 31, 1983.......  50,000    50,000    82,947   51,122  47,122     -15.66%          --
December 31, 1984.......  50,000    50,000    89,088   56,311  52,311       3.41         53.50%
December 31, 1985.......  50,000    50,000   100,818   65,320  61,820       9.46         34.81
December 31, 1986.......  50,000    50,000   110,400   73,266  70,266      10.70         26.69
December 31, 1987.......  50,000    50,000   107,750   73,185  70,685       8.29         19.31
December 31, 1988.......  50,000    75,767   111,447   77,406  75,406       7.99         16.17
December 31, 1989.......  50,000    75,767   119,699   84,942  83,442       8.40         14.74
December 31, 1990.......  50,000    75,767   123,826   89,706  88,706       8.11         13.14
December 31, 1991.......  50,000    75,767   139,851  103,356 102,856       9.02         13.11
December 31, 1992.......  50,000    75,767   144,956  109,212 109,212       8.72         12.06
December 31, 1993.......  50,000    75,767   156,979  120,487 120,487       8.87         11.69
December 31, 1994.......  50,000    75,767   146,552  114,506 114,506       7.57          9.94
December 31, 1995.......  50,000    75,767   172,489  137,081 137,081       8.51         10.55

MONEY MARKET SUB-ACCOUNT

                                                                       INTERNAL RATE
                          TOTAL    MINIMUM   VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
August 26, 1983.........  50,000    50,000    81,811   50,000  46,000        --            --
December 31, 1983.......  50,000    50,000    83,150   51,247  47,247     -15.02%          --
December 31, 1984.......  50,000    50,000    87,600   55,371  51,371       2.03         51.59%
December 31, 1985.......  50,000    50,000    90,373   58,552  55,052       4.19         28.67
December 31, 1986.......  50,000    50,000    92,042   61,083  58,083       4.58         19.99
December 31, 1987.......  50,000    50,000    93,574   63,557  61,057       4.70         15.51
December 31, 1988.......  50,000    65,444    96,167   66,793  64,793       4.97         13.01
December 31, 1989.......  50,000    65,444   100,419   71,260  69,760       5.39         11.61
December 31, 1990.......  50,000    65,444   103,905   75,274  74,274       5.53         10.47
December 31, 1991.......  50,000    65,444   105,667   78,093  77,593       5.41          9.38
December 31, 1992.......  50,000    65,444   105,088   79,175  79,175       5.04          8.27
December 31, 1993.......  50,000    65,444   104,064   79,872  79,872       4.63          7.34
December 31, 1994.......  50,000    65,444   104,800   81,883  81,883       4.44          6.74
December 31, 1995.......  50,000    65,444   107,322   85,291  85,291       4.42          6.38


MANAGED SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
May 1, 1987.............  50,000    50,000    81,811   50,000  46,000        --            --
December 31, 1987.......  50,000    50,000    78,989   48,993  44,993     -14.60%          --
December 31, 1988.......  50,000    50,000    82,078   52,204  48,204      -2.17         34.59%
December 31, 1989.......  50,000    50,000    94,297   61,467  57,967       5.70         26.84
December 31, 1990.......  50,000    50,000    92,035   61,437  58,437       4.34         18.09
December 31, 1991.......  50,000    50,000   105,576   72,115  69,615       7.35         17.36
December 31, 1992.......  50,000    70,177   107,626   75,159  73,159       6.95         14.48
December 31, 1993.......  50,000    70,177   113,873   81,230  79,730       7.25         13.14
December 31, 1994.......  50,000    70,177   107,683   78,405  77,405       5.86         10.52
December 31, 1995.......  50,000    70,177   136,181  101,135 100,635       8.40         12.25

AVANTI GROWTH SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
April 30, 1993..........  50,000    50,000    81,811  50,000  46,000        --            --
December 31, 1993.......  50,000    50,000    90,861  56,477  52,477       7.47%          --
December 31, 1994.......  50,000    50,000    85,382  54,419  50,419        .50         37.74%
December 31, 1995.......  50,000    50,000   107,511  70,222  66,722      11.41         33.19

SMALL-CAP SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
May 1, 1994.............  50,000    50,000    81,811  50,000  46,000        --            --
December 31, 1994.......  50,000    50,000    76,327  47,342  43,342     -19.32%          --
December 31, 1995.......  50,000    50,000    94,443  60,069  56,069       7.12         46.49%

BALANCED SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
October 31, 1994........  50,000    50,000    81,811  50,000  46,000        --            --
December 31, 1994.......  50,000    50,000    80,987  49,705  45,705     -41.58%          --
December 31, 1995.......  50,000    50,000    96,746  60,900  56,900      11.71         76.04%

INTERNATIONAL EQUITY SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
October 31, 1994........  50,000    50,000    81,811  50,000  46,000        --            --
December 31, 1994.......  50,000    50,000    82,935  50,900  46,900     -31.81%          --
December 31, 1995.......  50,000    50,000    84,624  53,270  49,270      -1.25         56.96%

EQUITY GROWTH SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
October 31, 1994........  50,000    50,000    81,811  50,000  46,000        --            --
December 31, 1994.......  50,000    50,000    76,685  47,065  43,065     -59.08%          --
December 31, 1995.......  50,000    50,000   110,247  69,399  65,399      25.86         96.89%

VALUE GROWTH SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
April 30, 1993..........  50,000    50,000    81,811  50,000  46,000        --            --
December 31, 1993.......  50,000    50,000    90,467  56,232  52,232       6.72%          --
December 31, 1994.......  50,000    50,000    84,870  54,093  50,093        .11         37.24%
December 31, 1995.......  50,000    50,000   110,899  72,435  68,935      12.77         34.74

STOCK INDEX SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
May 1, 1987.............  50,000    50,000    81,811   50,000  46,000        --            --
December 31, 1987.......  50,000    50,000    69,815   43,303  39,303     -30.24%          --
December 31, 1988.......  50,000    50,000    76,718   48,796  44,796      -6.38         29.25%
December 31, 1989.......  50,000    50,000    97,627   63,637  60,137       7.16         28.50
December 31, 1990.......  50,000    50,000    87,740   58,570  55,570       2.92         16.57
December 31, 1991.......  50,000    50,000   109,242   74,619  72,119       8.16         18.22
December 31, 1992.......  50,000    73,892   111,985   78,203  76,203       7.72         15.29
December 31, 1993.......  50,000    73,892   117,491   83,811  82,311       7.76         13.67
December 31, 1994.......  50,000    73,892   113,627   82,733  81,733       6.62         11.30
December 31, 1995.......  50,000    73,892   150,209  111,553 111,053       9.64         13.53

VENTURE VALUE SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000    81,811   50,000  46,000        --            --
December 31, 1994.......  50,000    50,000    78,554   48,211  44,211     -52.11%          --
December 31, 1995.......  50,000    50,000   104,505   65,784  61,784      19.88         88.07%

U.S. GOVERNMENT SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000    81,811   50,000  46,000        --            --
December 31, 1994.......  50,000    50,000    81,555   50,053  46,053     -38.86%          --
December 31, 1995.......  50,000    50,000    89,340   56,238  52,238       3.82         64.43%

STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000    81,811   50,000  46,000        --            --
December 31, 1994.......  50,000    50,000    79,852   49,008  45,008     -46.71%          --
December 31, 1995.......  50,000    50,000    91,137   57,369  53,369       5.75         67.26%

                  MALE STANDARD NON SMOKER, ISSUE AGE 65

                 FEMALE STANDARD NON SMOKER, ISSUE AGE 60

                           (JOINT EQUAL AGE 63)

                          $50,000 INITIAL PREMIUM

                      $114,909 INITIAL DEATH BENEFIT

BOND INCOME SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
August 26, 1983.........  50,000    50,000   114,909   50,000  46,000        --            --
December 31, 1983.......  50,000    50,000   116,136   51,194  47,194     -15.29%          --
December 31, 1984.......  50,000    50,000   123,559   56,620  52,620       3.86         95.65%
December 31, 1985.......  50,000    50,000   138,437   65,906  62,406       9.90         54.30
December 31, 1986.......  50,000    50,000   149,980   74,131  71,131      11.10         38.83
December 31, 1987.......  50,000    50,000   144,723   74,216  71,716       8.65         27.69
December 31, 1988.......  50,000    76,937   147,943   78,654  76,654       8.32         22.49
December 31, 1989.......  50,000    76,937   157,032   86,484  84,984       8.72         19.76
December 31, 1990.......  50,000    76,937   160,543   91,517  90,517       8.41         17.21
December 31, 1991.......  50,000    76,937   179,230  105,654 105,154       9.31         16.52
December 31, 1992.......  50,000    76,937   183,685  111,864 111,864       9.00         14.93
December 31, 1993.......  50,000   123,368   196,769  123,659 123,659       9.14         14.16
December 31, 1994.......  50,000   123,368   181,797  117,756 117,756       7.84         12.05
December 31, 1995.......  50,000   123,368   211,855  141,254 141,254       8.77         12.40

MONEY MARKET SUB-ACCOUNT

                                                                       INTERNAL RATE
                          TOTAL    MINIMUM   VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
August 26, 1983.........  50,000    50,000   114,909   50,000  46,000        --            --
December 31, 1983.......  50,000    50,000   116,420   51,320  47,320     -14.64%          --
December 31, 1984.......  50,000    50,000   121,496   55,674  51,674       2.47         93.22%
December 31, 1985.......  50,000    50,000   124,093   59,077  55,577       4.61         47.28
December 31, 1986.......  50,000    50,000   125,037   61,803  58,803       4.96         31.49
December 31, 1987.......  50,000    50,000   125,682   64,451  61,951       5.05         23.61
December 31, 1988.......  50,000    66,453   127,657   67,868  65,868       5.29         19.16
December 31, 1989.......  50,000    66,453   131,737   72,553  71,053       5.69         16.49
December 31, 1990.......  50,000    66,453   134,714   76,793  75,793       5.82         14.44
December 31, 1991.......  50,000    66,453   135,418   79,828  79,328       5.68         12.68
December 31, 1992.......  50,000    66,453   133,164   81,096  81,096       5.31         11.05
December 31, 1993.......  50,000    81,486   130,440   81,975  81,975       4.89          9.71
December 31, 1994.......  50,000    81,486   130,002   84,207  84,207       4.70          8.78
December 31, 1995.......  50,000    81,486   131,814   87,887  87,887       4.67          8.17


MANAGED SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
May 1, 1987.............  50,000    50,000   114,909   50,000  46,000        --            --
December 31, 1987.......  50,000    50,000   110,338   49,114  45,114     -14.26%          --
December 31, 1988.......  50,000    50,000   113,557   52,538  48,538      -1.76         63.50%
December 31, 1989.......  50,000    50,000   129,144   62,065  58,565       6.10         42.70
December 31, 1990.......  50,000    50,000   124,677   62,198  59,198       4.71         28.28
December 31, 1991.......  50,000    50,000   141,388   73,167  70,667       7.96         24.94
December 31, 1992.......  50,000    71,261   142,449   76,409  74,409       7.27         20.29
December 31, 1993.......  50,000    71,261   148,947   82,746  81,246       7.55         17.78
December 31, 1994.......  50,000    71,261   139,206   80,028  79,028       6.15         14.28
December 31, 1995.......  50,000    71,261   174,028  103,435 102,935       8.69         15.47

AVANTI GROWTH SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
April 30, 1993..........  50,000    50,000   114,909  50,000  46,000        --            --
December 31, 1993.......  50,000    50,000   126,824  56,636  52,636       7.96%          --
December 31, 1994.......  50,000    50,000   118,034  54,784  50,784        .94         67.19%
December 31, 1995.......  50,000    50,000   147,115  70,924  67,424      11.84         49.78

SMALL-CAP SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
May 1, 1994.............  50,000    50,000   114,909  50,000  46,000        --            --
December 31, 1994.......  50,000    50,000   106,618  47,459  43,459     -18.99%          --
December 31, 1995.......  50,000    50,000   130,666  60,454  56,454       7.56         78.01%

BALANCED SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
October 31, 1994........  50,000    50,000   114,909  50,000  46,000        --            --
December 31, 1994.......  50,000    50,000   113,571  49,740  45,740     -41.31%          --
December 31, 1995.......  50,000    50,000   134,404  61,196  57,196      12.21        133.32%

INTERNATIONAL EQUITY SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
October 31, 1994........  50,000    50,000   114,909  50,000  46,000        --            --
December 31, 1994.......  50,000    50,000   116,303  50,936  46,936     -31.50%          --
December 31, 1995.......  50,000    50,000   117,564  53,529  49,529       -.81        108.03%

EQUITY GROWTH SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
October 31, 1994........  50,000    50,000   114,909  50,000  46,000        --            --
December 31, 1994.......  50,000    50,000   107,538  47,098  43,098     -58.89%          --
December 31, 1995.......  50,000    50,000   153,160  69,736  65,736      26.42        160.95%

VALUE GROWTH SUB-ACCOUNT

                                   MINIMUM                            INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                 OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH  NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT  VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------ -------- ------------- -------------
April 30, 1993..........  50,000    50,000   114,909  50,000  46,000        --            --
December 31, 1993.......  50,000    50,000   126,274  56,391  52,391       7.21%          --
December 31, 1994.......  50,000    50,000   117,325  54,455  50,455        .54         66.59%
December 31, 1995.......  50,000    50,000   151,752  73,160  69,660      13.22         51.53

STOCK INDEX SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
May 1, 1987.............  50,000    50,000   114,909   50,000  46,000        --            --
December 31, 1987.......  50,000    50,000    97,521   43,409  39,409     -29.96%          --
December 31, 1988.......  50,000    50,000   106,142   49,107  45,107      -5.99         57.01%
December 31, 1989.......  50,000    50,000   133,705   64,257  60,757       7.58         44.57
December 31, 1990.......  50,000    50,000   118,857   59,295  56,295       3.29         26.62
December 31, 1991.......  50,000    50,000   146,300   75,709  73,209       8.51         25.86
December 31, 1992.......  50,000    75,033   148,219   79,503  77,503       8.04         21.13
December 31, 1993.......  50,000    75,033   153,680   85,376  83,876       8.07         18.34
December 31, 1994.......  50,000    75,033   146,891   84,446  83,446       6.91         15.09
December 31, 1995.......  50,000    75,033   191,956  114,091 113,591       9.93         16.79

VENTURE VALUE SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000   114,909   50,000  46,000        --            --
December 31, 1994.......  50,000    50,000   110,158   48,245  44,245     -51.89%          --
December 31, 1995.......  50,000    50,000   145,183   66,104  62,104      20.41        149.26%

U.S. GOVERNMENT SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000   114,909   50,000  46,000        --            --
December 31, 1994.......  50,000    50,000   114,367   50,088  46,088     -38.58%          --
December 31, 1995.......  50,000    50,000   124,115   56,512  52,512       4.29        117.93%

STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT

                                   MINIMUM                             INTERNAL RATE
                          TOTAL   GUARANTEED VARIABLE                  OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH     DEATH    CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT   BENEFIT   VALUE   VALUE       VALUE     DEATH BENEFIT
- ----                     -------- ---------- -------- ------- -------- ------------- -------------
October 31, 1994........  50,000    50,000   114,909   50,000  46,000        --            --
December 31, 1994.......  50,000    50,000   111,979   49,043  45,043     -46.46%          --
December 31, 1995.......  50,000    50,000   126,611   57,648  53,648       6.22        121.68%

                                  APPENDIX C

           EXAMPLE OF EFFECT OF NEGATIVE INVESTMENT PERFORMANCE

                   ON CALCULATION OF SURRENDER CHARGES

  As described under "Charges and Expenses," if there has been negative investment performance under your Policy (that is, cash value is less than your total premium payments because net investment experience of the Sub-Accounts has not been at least equal to total charges or has been negative), any Surrender Charge will be calculated by deeming additional payments to have been reduced before the initial premium. If negative investment performance has been deemed to completely reduce additional payments and to further reduce initial premium, any subsequent increase in cash value (from earnings or net additional payments) will be deemed to increase initial premium before additional payments.

  For example, assume that an initial premium of $30,000 and a net additional payment of $20,000 have been paid, so that the amount of total net premium payments equals $50,000. Assume further that because of negative investment performance, cash value is equal to $40,000, or $10,000 less than total net premium payments. For purposes of calculating the Surrender Charge upon a surrender, the amount of additional payments at this time would be deemed to be equal to $10,000, and the amount of the initial premium would be equal to $30,000. If, because of negative investment performance, cash value were equal to $20,000, the negative investment performance would be deemed to have completely reduced additional payments, and the initial premium remaining would be deemed to be $20,000. If, in this last situation, there was a subsequent increase in cash value (from earnings or net additional payments) of $15,000 occurring after the negative investment performance, $10,000 would be deemed to increase the initial premium first back to $30,000, and the remaining $5,000 would be deemed then to increase additional payments to $5,000.

EXAMPLE OF ADJUSTMENT TO PREMIUM TAX CHARGE RESULTING FROM ADDITIONAL PAYMENTS

  As described under "Charges and Expenses," if an additional payment is accepted, a proportional adjustment will be made in the rate of the state premium tax charge deducted as part of the Monthly Deduction.

  For example, assume that the cash value immediately before acceptance of the additional payment is $30,000, and the net additional payment would increase the cash value to $50,000. As a result, the state premium tax charge deducted monthly as part of the Monthly Deduction would be 60% of what it was originally, resulting in deductions thereafter at an annual rate of 0.15% for the state premium tax charge.

                                  APPENDIX D

 EXAMPLES OF EFFECT OF SURRENDERS AND PARTIAL SURRENDERS ON OPERATION OF POLICY

  The following examples assume that an initial premium of $40,000 was paid. The examples further assume that no additional payments have been made and that there have been no partial surrenders.

  Based on these hypothetical assumptions, the examples demonstrate the effect of surrenders and partial surrenders on a hypothetical Policy at the beginning of Policy Year 5, assuming that current cash value is either $60,000 or $30,000.

  THE HYPOTHETICAL CURRENT CASH VALUES OF $60,000 AND $30,000 ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT PERFORMANCE.

SURRENDER CHARGE ON FULL SURRENDER

$60,000 current cash value:

Preferred Surrender Amount:  $20,000
                             [The maximum of (1) $20,000 (cash value
                             calculated on the date of surrender, or $60,000, in excess of the initial premium paid, or $40,000); and (2) $4,000 (10% of the initial premium paid, or $40,000)]

Surrender Charge Imposed:    $2,000
                             [5% of $40,000 ($60,000, the amount being
                             surrendered, less $20,000, the preferred surrender amount)]

Surrender Proceeds:          $58,000
                             [$60,000, the cash value of the Policy, less
                             $2,000, the Surrender Charge]


$30,000 current cash value:

Preferred Surrender Amount:  $4,000
                             [The maximum of (1) - $10,000 (cash value calculated on the date of surrender, or $30,000, in excess of the initial premium paid, or $40,000); and (2) $4,000 (10% of the initial premium paid, or $40,000)]

Surrender Charge Imposed:    $1,300
                             [5% of $26,000 ($30,000, or the amount being
                             surrendered, less $4,000, the preferred surrender amount)]

Surrender Proceeds:
                             $28,700
                             [$30,000, the cash value of the Policy, less
                              $1,300, the Surrender Charge]

SURRENDER CHARGE ON PARTIAL SURRENDER AND EFFECT ON CASH VALUE

$60,000 current cash value:

Partial Surrender:           $30,000

Preferred Surrender Amount:  $20,000
                             [The maximum of (1) $20,000 (cash value
                             calculated on the date of surrender, or $60,000, in excess of the initial premium paid, or $40,000); and (2) $4,000 (10% of the initial premium paid, or $40,000)]

Surrender Charge Imposed:    $500
                             [5% of $10,000 ($30,000, the amount being
                             surrendered, less $20,000, the preferred surrender amount)]

Surrender Proceeds:          $29,500 ($30,000, the amount being surrendered,
                             less $500, the Surrender Charge being imposed)

Remaining Cash Value:        $30,000


Remaining Initial Premium:   $30,000


Remaining Surrender Charge:  $1,500 [5% of $30,000]


Remaining Cash Surrender Value: $28,500


$30,000 current cash value:

Partial Surrender:           $20,000

Preferred Surrender Amount:  $4,000
                             [The maximum of (1) - $10,000 (cash value calculated on the date of surrender, or $30,000, in excess of the initial premium paid, or $40,000); and (2) $4,000 (10% of the initial premium paid, or $40,000)]

Surrender Charge Imposed:    $800
                             [5% of $16,000 ($20,000, or the amount being
                             surrendered, less $4,000, the preferred surrender amount)]


Surrender Proceeds:          $19,200
                             [$20,000, the amount being surrendered, less
                             $800, the surrender charge being imposed]

Remaining Cash Value:        $10,000

Remaining Initial Premium:   $20,000

Remaining Surrender Charge:  $1,000 [5% of $20,000]


Remaining Cash Surrender
Value:                       $9,000


EFFECT OF PARTIAL SURRENDER ON GUARANTEED DEATH BENEFIT

  Making a partial surrender will reduce the amount of the minimum guaranteed death benefit on a proportionate basis, based on the amount of the reduction in cash value (including any Surrender Charge) resulting from the partial surrender, as compared to the cash value before the reduction (but not more than the partial surrender amount).

Cash Value:                  $60,000

Partial Surrender:           $15,000

Cash Value after Surrender:  $45,000

Minimum Guaranteed Death
Benefit before partial
surrender:                   $40,000
                             [Initial premium paid]


Minimum Guaranteed Death
Benefit after partial
surrender:                   $30,000
                             [$40,000, or the minimum guaranteed death benefit before partial surrender, multiplied by $45,000, the cash value after the partial surrender, divided by $60,000, the cash value before the partial surrender]

                                  APPENDIX E

                            LONG-TERM MARKET TRENDS

  The information below is a comparison of the average annual returns of common stock, high grade corporate bonds and 30-day U.S. Treasury bills over 20-year and 30-year holding periods.* The average annual returns assume the reinvestment of dividends, capital gains and interest. This is an historical record and is not intended as a projection of future performance. Charges associated with a variable life policy are not reflected.

  The data indicates that, historically, the investment performance of common stocks over long periods of time has been positive and has generally been superior to that of long-term, high grade debt securities. Common stocks have, however, been subject to more dramatic market adjustments over short periods of time. These trends indicate the potential advantages of holding a variable life insurance policy for a long period of time.

  Over the 51 20-year time periods beginning in 1926 and ending in 1995 (i.e., 1926-1945, 1927-1946, and so on through 1976-1995):

  -- The average annual return of common stocks was superior to that of high grade, long-term corporate bonds in 48 of the 51 periods.

  -- The average annual return of common stocks surpassed that of U.S.
     Treasury bills in each of the 51 periods.

  -- Common stock average annual returns exceeded the average annual rate of inflation in each of the 51 periods.

  Over the 41 30-year periods beginning in 1926 and ending in 1995, the average annual return of common stocks was superior to that of high grade, long-term corporate bonds, U.S. Treasury bills and inflation in all 41 periods.

  From 1926 through 1995 the average annual return for common stocks was 10.5%, compared to 5.7% for high grade, long-term corporate bonds, 3.7% for U.S. Treasury bills and 3.1% for the Consumer Price Index.
- --------

* Source: Stocks, Bonds, Bills and Inflation 1996 Yearbook(TM), Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved.

                               ----------------

    SUMMARY: HISTORIC S&P STOCK INDEX RESULTS FOR SPECIFIC HOLDING PERIODS

  The following chart categorizes the historical results of the Standard & Poor's 500 Stock Index with dividends reinvested, over one-year, five-year and twenty-year periods beginning in 1926 and ending in 1995.

  The chart shows that, historically, the longer that a portfolio matching the S&P 500 Stock Index was held, the less likely was the chance of a loss. Conversely, the shorter the holding period of such a portfolio, the more likely was the chance of a loss. The chart also shows that shorter term results tend to be more extreme than longer term results.

  The chart is not a projection or representation of future stock market results. It cannot be taken as representative of the performance of any one fund. Rather it shows the historic performance of a broad index of stocks.

                               ----------------

            PERCENT OF HOLDING PERIODS WITH THE FOLLOWING RETURNS:

                                                                        GREATER
                                                                         THAN
       HOLDING   NEGATIVE 0-5.00% 5.01-10.00% 10.01-15.00% 15.01-20.00% 20.00%
        PERIOD    RETURN  RETURN    RETURN       RETURN       RETURN    RETURN
       -------   -------- ------- ----------- ------------ ------------ -------
        1 year     29%       4%       11%          7%          11%        37%
        5 years    11%      15%       15%         32%          18%         9%
       10 years     3%      10%       34%         25%          25%         2%
       20 years     0%       6%       33%         55%           6%         0%

- --------

Source: Stocks, Bonds, Bills and Inflation 1996 Yearbook(TM), Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved.

                             DOLLAR COST AVERAGING

  Dollar cost averaging allows a person to take advantage of the historical long-term stock market results, assuming that they continue, although it does not guarantee a profit or protect against a loss. If an investor follows a program of dollar cost averaging on a long-term basis, and the stock fund selected performs at least as well as the S&P 500 has historically, it is likely although not guaranteed that the price at which shares are surrendered, for whatever reason, will be higher than the average cost per share.

  An investor using dollar cost averaging invests the same amount of money in the same professionally managed fund at regular intervals over a long period of time. Dollar cost averaging keeps an investor from investing too much when the price of shares is high and too little when the price is low. When the price of shares is low, the money invested buys more shares. When it is high, the money invested buys fewer shares. If the investor has the ability and desire to maintain this program over a long period of time (for example, 20 years), and the stock fund chosen follows the historical upward market trends, the price at which the shares are sold should be higher than their average cost. This price could be lower, however, if the fund chosen does not follow these historical trends.

  Investors contemplating the use of dollar cost averaging should consider their ability to continue the on-going purchases so that they can take advantage of periods of low price levels.

                  NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                      OF
                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Policy Owners and Board of Directors of the New England Variable Life Insurance Company:

We have audited the accompanying statement of assets and liabilities of the New England Variable Life Separate Account (comprised of Capital Growth Sub-Account, Bond Income Sub-Account, Money Market Sub-Account, Stock Index Sub-Account, Managed Sub-Account, Avanti Growth Sub-Account, Value Growth Sub-Account, Small Cap Sub-Account, Balanced Sub-Account, Equity Growth Sub-Account, International Equity Sub-Account, Venture Value Sub-Account, Equity-Income Sub-Account, Overseas Sub-Account, High Income Sub-Account and Asset Manager Sub-Account) of New England Variable Life Insurance Company as of December 31, 1995, and the related statements of operations and changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the respective aforementioned sub-accounts comprising the New England Variable Life Separate Account of the New England Variable Life Insurance Company as of December 31, 1995, and the results of their operations and changes in their net assets for each of the periods indicated therein, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
February 6, 1996

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                 NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES

                               DECEMBER 31, 1995

                                                                                                NEW ENGLAND ZENITH FUND
                                               --------------------------------------------------------------------------
                                                 CAPITAL        BOND        MONEY       STOCK                   AVANTI
                                                  GROWTH       INCOME      MARKET       INDEX      MANAGED      GROWTH
                                               SUB-ACCOUNT   SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT
                                               ------------  ----------- ----------- ----------- -----------  -----------
ASSETS
Investments in New England Zenith Fund,
 Variable Insurance Products Fund, and
 Variable Insurance Products Fund II at value
 (Note 2)..................................... $450,186,084  $30,342,331 $21,256,226 $21,357,438 $24,438,331  $17,443,981
                         SHARES       COST
                        --------- ------------
New England Zenith
 Fund:
 Capital Growth Series. 1,201,682 $378,222,494
 Back Bay Advisors Bond
  Income Series........   279,215   29,345,136
 Back Bay Advisors
  Money Market Series..   212,562   21,256,226
 Westpeak Stock Index
  Series...............   213,382   18,503,851
 Back Bay Advisors
  Managed Series.......   149,452   19,221,783
 Loomis Sayles Avanti
  Growth Series........   122,465   14,562,881
 Westpeak Value Growth
  Series...............    87,343   10,236,629
 Loomis Sayles Small
  Cap Series...........    69,343    7,467,960
 Loomis Sayles Balanced
  Series...............    42,049      498,720
 Alger Equity Growth
  Series...............   497,442    6,798,833
 Draycott International
  Equity Series........   111,068    1,169,896
 Venture Value Series..   305,620    3,831,693
Variable Insurance
 Products Fund:
 Equity-Income
  Portfolio............ 2,866,479   45,594,606
 Overseas Portfolio.... 2,699,415   42,002,297
 High Income Portfolio.   169,629    1,876,992
Variable Insurance
 Products Fund II:
 Asset Manager
  Portfolio............   160,120    2,259,033
Amount due and accrued (payable) from policy-
 related transactions, net....................      (47,335)      15,247   1,541,106         785      (4,041)       4,831
Dividends receivable..........................      --           --           96,763     --          --           --
                                               ------------  ----------- ----------- ----------- -----------  -----------
  Total assets................................  450,138,749   30,357,578  22,894,095  21,358,223  24,434,290   17,448,812
LIABILITIES
Due New England Variable Life Insurance
 Company......................................   55,304,093    3,678,441   3,462,239   2,783,073   2,435,290    3,111,355
                                               ------------  ----------- ----------- ----------- -----------  -----------
  Total liabilities...........................   55,304,093    3,678,441   3,462,239   2,783,073   2,435,290    3,111,355
                                               ------------  ----------- ----------- ----------- -----------  -----------
NET ASSETS FOR VARIABLE LIFE INSURANCE
 POLICIES..................................... $394,834,656  $26,679,137 $19,431,856 $18,575,150 $21,999,000  $14,337,457
                                               ============  =========== =========== =========== ===========  ===========


                       See Notes to Financial Statements



                                                                                   VARIABLE INSURANCE
                                                                                      PRODUCTS FUND
- -------------------------------------------------------------------------- -----------------------------------
   VALUE        SMALL                  EQUITY    INTERNATIONAL   VENTURE     EQUITY-                  HIGH
  GROWTH         CAP      BALANCED     GROWTH       EQUITY        VALUE      INCOME     OVERSEAS     INCOME
SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT
- -----------  ----------- ----------- ----------- ------------- ----------- ----------- ----------- -----------
$12,342,406  $8,236,512   $502,489   $6,864,734   $1,193,985   $4,003,624  $55,237,060 $46,025,022 $2,044,035
      2,518       4,782        569       44,168       12,311       25,838       15,623       2,545        437
    --           --          --          --           --           --          --          --          --
- -----------  ----------   --------   ----------   ----------   ----------  ----------- ----------- ----------
 12,344,924   8,241,294    503,058    6,908,902    1,206,296    4,029,462   55,252,683  46,027,567  2,044,472
  2,034,446   1,696,298     84,847    1,196,404      252,448      643,022    7,899,831   7,645,348    301,979
- -----------  ----------   --------   ----------   ----------   ----------  ----------- ----------- ----------
  2,034,446   1,696,298     84,847    1,196,404      252,448      643,022    7,899,831   7,645,348    301,979
- -----------  ----------   --------   ----------   ----------   ----------  ----------- ----------- ----------
$10,310,478  $6,544,996   $418,211   $5,712,498   $  953,848   $3,386,440  $47,352,852 $38,382,219 $1,742,493
===========  ==========   ========   ==========   ==========   ==========  =========== =========== ==========

 VARIABLE
 INSURANCE
 PRODUCTS
  FUND II
- -----------  ------------
   ASSET
  MANAGER
SUB-ACCOUNT     TOTAL
- -----------  ------------
$2,528,288   $704,002,546
       789      1,620,173
    --             96,763
- ----------   ------------
 2,529,077    705,719,482
   556,084     93,085,198
- ----------   ------------
   556,084     93,085,198
- ----------   ------------
$1,972,993   $612,634,284
==========   ============


                       See Notes to Financial Statements

                 NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES

                                 MARCH 31, 1996
                                  (UNAUDITED)

                                                                                                NEW ENGLAND ZENITH FUND
                                               -------------------------------------------------------------------------
                                                 CAPITAL        BOND        MONEY       STOCK                  AVANTI
                                                  GROWTH       INCOME      MARKET       INDEX      MANAGED     GROWTH
                                               SUB-ACCOUNT   SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT
                                               ------------  ----------- ----------- ----------- ----------- -----------
ASSETS
Investments in New England Zenith Fund,
 Variable Insurance Products Fund, and
 Variable Insurance Products Fund II, at
 value........................................ $492,668,183  $30,801,827 $24,242,277 $23,832,052 $25,470,227 $19,389,499
                         SHARES       COST
                        --------- ------------
New England Zenith
 Fund:
 Capital Growth Series. 1,230,102 $389,107,003
 BackBay Advisors Bond
  Income Series........   289,736   30,486,300
 BackBay Advisors Money
  Market Series........   242,423   24,242,277
 Westpeak Stock Index
  Series...............   226,304   19,843,744
 BackBay Advisors
  Managed Series.......   152,261   19,682,954
 Loomis Sayles Avanti
  Growth Series........   130,772   15,776,476
 Westpeak Value Growth
  Series...............    97,035   11,640,612
 Loomis Sayles Small
  Cap Series...........    78,353    8,556,600
 Loomis Sayles Balanced
  Series...............    82,475      989,064
 Alger Equity Growth
  Series...............   811,788   11,268,413
 Draycott International
  Equity Series........   193,158    2,050,576
 Venture Value Series..   475,257    6,122,639
Variable Insurance
 Products Fund:
 Equity-Income
  Portfolio............ 3,279,318   53,482,823
 Overseas Portfolio.... 2,874,734   45,005,924
 High Income Portfolio.   241,377    3,301,175
Variable Insurance
 Products Fund II:
 Asset Manager
  Portfolio............   192,930    3,715,342
Amount due and accrued (payable) from policy-
 related transactions, net....................      (67,526)       5,738     564,371      22,408       6,409      25,169
Dividends receivable..........................      --           --          102,646     --          --          --
                                               ------------  ----------- ----------- ----------- ----------- -----------
  Total assets................................  492,600,657   30,807,565  24,909,294  23,854,460  25,476,636  19,414,668
LIABILITIES
Due New England Variable Life Insurance
 Company......................................   59,470,975    3,686,614   4,519,339   2,937,330   2,638,622   3,473,143
                                               ------------  ----------- ----------- ----------- ----------- -----------
  Total liabilities...........................   59,470,975    3,686,614   4,519,339   2,937,330   2,638,622   3,473,143
                                               ------------  ----------- ----------- ----------- ----------- -----------
NET ASSETS FOR VARIABLE LIFE INSURANCE
 POLICIES..................................... $433,129,682  $27,120,951 $20,389,955 $20,917,130 $22,838,014 $15,941,525
                                               ============  =========== =========== =========== =========== ===========


                       See Notes to Financial Statements



                                                                                   VARIABLE INSURANCE
                                                                                      PRODUCTS FUND
- -------------------------------------------------------------------------- ------------------------------------
   VALUE        SMALL                  EQUITY    INTERNATIONAL   VENTURE     EQUITY-                   HIGH
  GROWTH         CAP      BALANCED     GROWTH       EQUITY        VALUE      INCOME     OVERSEAS      INCOME
SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT
- -----------  ----------- ----------- ----------- ------------- ----------- ----------- -----------  -----------
$14,314,617  $10,029,178 $1,010,319  $11,665,400  $2,122,809   $6,553,299  $62,962,916 $49,617,917  $2,749,285
     16,410     (29,974)      4,995      142,705      19,993       80,215       57,307     (20,238)      7,562
    --           --          --          --           --           --          --          --           --
- -----------  ----------- ----------  -----------  ----------   ----------  ----------- -----------  ----------
 14,331,027    9,999,204  1,015,314   11,808,105   2,142,802    6,633,514   63,020,223  49,597,679   2,756,847
  2,243,938    1,797,468    121,705    2,138,207     385,897    1,091,532    8,973,515   8,174,388     276,645
- -----------  ----------- ----------  -----------  ----------   ----------  ----------- -----------  ----------
  2,243,938    1,797,468    121,705    2,138,207     385,897    1,091,532    8,973,515   8,174,388     276,645
- -----------  ----------- ----------  -----------  ----------   ----------  ----------- -----------  ----------
$12,087,089  $8,201,736  $  893,609  $ 9,669,898  $1,756,905   $5,541,982  $54,046,708 $41,423,291  $2,480,202
===========  =========== ==========  ===========  ==========   ==========  =========== ===========  ==========

 VARIABLE
 INSURANCE
 PRODUCTS
  FUND I
- -----------  ------------
   ASSET
  MANAGER
SUB-ACCOUNT     TOTAL
- -----------  ------------
$2,934,464   $780,364,269
   (12,257)       823,287
    --            102,646
- ----------   ------------
 2,922,207    781,290,202
   528,385    102,457,703
- ----------   ------------
   528,385    102,457,703
- ----------   ------------
$2,393,822   $678,832,499
==========   ============


                       See Notes to Financial Statements

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                                                                                    NEW ENGLAND ZENITH FUND
                                   --------------------------------------------------------------------------
                                     CAPITAL       BOND         MONEY       STOCK                   AVANTI
                                      GROWTH      INCOME       MARKET       INDEX       MANAGED     GROWTH
                                   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT
                                   ------------ -----------  ----------- -----------  ----------- -----------
INCOME
Dividends ........................ $ 58,318,276 $1,844,411   $1,109,838  $  627,118   $1,061,289   $ 535,217
EXPENSE
Mortality and expense risk charge
 (Note 3) ........................    2,173,846    143,873      112,033      95,240      113,501      77,636
                                   ------------ ----------   ----------  ----------   ----------  ----------
Net investment income.............   56,144,430  1,700,538      997,805     531,878      947,788     457,581
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net unrealized appreciation
 (depreciation) on investments:
 Beginning of period .............    9,892,073 (2,028,893)      --      (1,645,744)     703,242     205,680
 End of period ...................   71,963,590    997,195       --       2,853,587    5,216,548   2,881,100
                                   ------------ ----------   ----------  ----------   ----------  ----------
Net change in unrealized
 appreciation (depreciation) .....   62,071,517  3,026,088       --       4,499,331    4,513,306   2,675,420
Net realized gain (loss) on
 investments .....................    1,613,390      7,382       --           7,637       42,457      21,233
                                   ------------ ----------   ----------  ----------   ----------  ----------
Net realized and unrealized gain
 on investments ..................   63,684,907  3,033,470       --       4,506,968    4,555,763   2,696,653
                                   ------------ ----------   ----------  ----------   ----------  ----------
NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS ....... $119,829,337 $4,734,008   $  997,805  $5,038,846   $5,503,551  $3,154,234
                                   ============ ==========   ==========  ==========   ==========  ==========

*For the period May 1, 1995 (Commencement of Operations) through December 31,
 1995.


                       See Notes to Financial Statements



                                                                                       VARIABLE INSURANCE
                                                                                          PRODUCTS FUND
 -----------------------------------------------------------------------------------------------------------------
    VALUE        SMALL                    EQUITY    INTERNATIONAL   VENTURE      EQUITY-                  HIGH
   GROWTH         CAP       BALANCED      GROWTH       EQUITY        VALUE       INCOME     OVERSEAS     INCOME
 SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT* SUB-ACCOUNT* SUB-ACCOUNT*  SUB-ACCOUNT* SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT
 -----------  ----------- ------------ ------------ ------------- ------------ ----------- ----------- -----------
 $  606,696   $  365,015    $17,538      $195,436      $12,460      $ 86,716   $ 2,284,557 $  282,520   $  8,412
     52,633       24,746        743        11,686        2,165         7,251       233,864    240,253      6,639
 ----------   ----------    -------      --------      -------      --------   ----------- ----------   --------
    554,063      340,269     16,795       183,750       10,295        79,465     2,050,693     42,267      1,773
      1,918        4,662       --           --           --            --          149,659    260,895        213
  2,105,777      768,552      3,769        65,901       24,089       171,931     9,642,454  4,022,725    167,043
 ----------   ----------    -------      --------      -------      --------   ----------- ----------   --------
  2,103,859      763,890      3,769        65,901       24,089       171,931     9,492,795  3,761,830    166,830
      9,493        1,325        223           237          (34)          203        61,089     32,279      2,817
 ----------   ----------    -------      --------      -------      --------   ----------- ----------   --------
  2,113,352      765,215      3,992        66,138       24,055       172,134     9,553,884  3,794,109    169,647
 ----------   ----------    -------      --------      -------      --------   ----------- ----------   --------
 $2,667,415   $1,105,484    $20,787      $249,888      $34,350      $251,599   $11,604,577 $3,836,376   $171,420
 ==========   ==========    =======      ========      =======      ========   =========== ==========   ========
 VARIABLE
 INSURANCE
 PRODUCTS
  FUND II
- -----------   ------------
   ASSET
  MANAGER
SUB-ACCOUNT      TOTAL
- -----------   ------------
 $ 11,896     $ 67,367,395
    9,537        3,305,646
 --------     ------------
    2,359       64,061,749
   (1,503)       7,542,202
  269,255      101,153,516
 --------     ------------
  270,758       93,611,314
    4,661        1,804,392
 --------     ------------
  275,419       95,415,706
 --------     ------------
 $277,778     $159,477,455
 ========     ============



                       See Notes to Financial Statements

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1994

                                                NEW ENGLAND ZENITH FUND
                   ---------------------------------------------------------------------------------------
                     CAPITAL        BOND      MONEY                             AVANTI   VALUE     SMALL
                      GROWTH       INCOME     MARKET     STOCK      MANAGED     GROWTH   GROWTH     CAP
                       SUB-         SUB-       SUB-      INDEX        SUB-       SUB-     SUB-      SUB-
                     ACCOUNT      ACCOUNT    ACCOUNT  SUB-ACCOUNT   ACCOUNT    ACCOUNT  ACCOUNT   ACCOUNT*
                   ------------  ----------  -------- -----------  ----------  -------- --------  --------
INCOME
Dividends........  $ 13,519,083  $1,399,070  $691,932 $   307,159  $  678,949  $ 43,109 $ 89,817   $  327
EXPENSE
Mortality and
 expense risk
 charge (Note 3).     1,637,278     107,252    93,830      59,230      86,049    31,737   18,214       28
                   ------------  ----------  -------- -----------  ----------  -------- --------   ------
Net investment
 income (loss)...    11,881,805   1,291,818   598,102     247,929     592,900    11,372   71,603      299
NET REALIZED AND
 UNREALIZED GAIN
 ON INVESTMENTS
Net unrealized
 appreciation
 (depreciation)
 on investments:
 Beginning of
  period.........    46,100,393      41,284    --      (1,457,732)  1,602,795   143,154   67,310    --
 End of period...     9,892,073  (2,028,893)   --      (1,645,744)    703,242   205,680    1,918    4,662
                   ------------  ----------  -------- -----------  ----------  -------- --------   ------
Net change in
 unrealized
 appreciation
 (depreciation)..   (36,208,320) (2,070,177)   --        (188,012)   (899,553)   62,526  (65,392)   4,662
Net realized gain
 (loss) on
 investments.....        67,810       1,763    --           6,200      37,994       542      776    --
                   ------------  ----------  -------- -----------  ----------  -------- --------   ------
Net realized and
 unrealized gain
 (loss) on
 investments.....   (36,140,510) (2,068,414)   --        (181,812)   (861,559)   63,068  (64,616)   4,662
                   ------------  ----------  -------- -----------  ----------  -------- --------   ------
NET INCREASE
 (DECREASE) IN
 NET ASSETS
 RESULTING FROM
 OPERATIONS......  $(24,258,705) $ (776,596) $598,102 $    66,117  $ (268,659) $ 74,440 $  6,987   $4,961
                   ============  ==========  ======== ===========  ==========  ======== ========   ======
                                                  VARIABLE
                                                  INSURANCE
                        VARIABLE INSURANCE        PRODUCTS
                          PRODUCTS FUND            FUND II
                   ------------------------------ --------- -------------
                   EQUITY-                HIGH      ASSET
                    INCOME   OVERSEAS    INCOME    MANAGER
                     SUB-      SUB-       SUB-      SUB-
                   ACCOUNT    ACCOUNT   ACCOUNT** ACCOUNT**    TOTAL
                   --------- ---------- --------- --------- -------------
INCOME
Dividends........  $670,101  $  69,390    $--      $   --   $ 17,468,937
EXPENSE
Mortality and
 expense risk
 charge (Note 3).    75,586    133,276       6          34     2,242,520
                   --------- ---------- --------- --------- -------------
Net investment
 income (loss)...   594,515    (63,886)     (6)        (34)   15,226,417
NET REALIZED AND
 UNREALIZED GAIN
 ON INVESTMENTS
Net unrealized
 appreciation
 (depreciation)
 on investments:
 Beginning of
  period.........    93,013    700,341     --        --       47,290,558
 End of period...   149,659    260,895     213      (1,503)    7,542,202
                   --------- ---------- --------- --------- -------------
Net change in
 unrealized
 appreciation
 (depreciation)..    56,646   (439,446)    213      (1,503)  (39,748,356)
Net realized gain
 (loss) on
 investments.....      (929)      (471)    --        --          113,685
                   --------- ---------- --------- --------- -------------
Net realized and
 unrealized gain
 (loss) on
 investments.....    55,717   (439,917)    213      (1,503)  (39,634,671)
                   --------- ---------- --------- --------- -------------
NET INCREASE
 (DECREASE) IN
 NET ASSETS
 RESULTING FROM
 OPERATIONS......  $650,232  $(503,803)   $207     $(1,537) $(24,408,254)
                   ========= ========== ========= ========= =============

 *For the period May 2, 1994 (Commencement of Operations) through December 31, 1994.
**For the period August 31, 1994 (Commencement of Operations) through December 31, 1994.

                       See Notes to Financial Statements

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1993

                                                                                                   VARIABLE
                                                                                                   INSURANCE
                                           NEW ENGLAND ZENITH FUND                               PRODUCTS FUND
                   --------------------------------------------------------------------------- ------------------  -----------
                                  BOND      MONEY                            AVANTI    VALUE   EQUITY-
                     CAPITAL     INCOME     MARKET     STOCK      MANAGED    GROWTH    GROWTH   INCOME   OVERSEAS
                     GROWTH       SUB-       SUB-      INDEX        SUB-      SUB-      SUB-     SUB-      SUB-
                   SUB-ACCOUNT  ACCOUNT    ACCOUNT  SUB-ACCOUNT   ACCOUNT   ACCOUNT*  ACCOUNT* ACCOUNT*  ACCOUNT*     TOTAL
                   ----------- ----------  -------- -----------  ---------- --------  -------- --------  --------  -----------
INCOME
Dividends........  $14,407,828 $1,721,493  $415,332 $   286,517  $  778,823 $ 31,181  $31,108  $ 46,757  $--       $17,719,039
EXPENSE
Mortality and
 expense risk
 charge (Note 3).    1,317,363     89,763    74,167      40,270      73,721    5,506    3,166     7,615    17,666    1,629,237
                   ----------- ----------  -------- -----------  ---------- --------  -------  --------  --------  -----------
Net investment
 income (loss)...   13,090,465  1,631,730   341,165     246,247     705,102   25,675   27,942    39,142   (17,666)  16,089,802
NET REALIZED AND
 UNREALIZED GAIN
 ON INVESTMENTS
Net unrealized
 appreciation
 (depreciation)
 on investments:
 Beginning of
  period.........   26,130,492    (62,020)    --     (1,863,474)  1,105,911    --        --       --        --      25,310,909
 End of period...   46,100,393     41,284     --     (1,457,732)  1,602,795  143,154   67,310    93,013   700,341   47,290,558
                   ----------- ----------  -------- -----------  ---------- --------  -------  --------  --------  -----------
Net change in
 unrealized
 appreciation....   19,969,901    103,304     --        405,742     496,884  143,154   67,310    93,013   700,341   21,979,649
Net realized gain
 (loss) on
 investments.....      436,493     84,686     --         (4,995)     93,335      (88)      64       (59)      729      610,165
                   ----------- ----------  -------- -----------  ---------- --------  -------  --------  --------  -----------
Net realized and
 unrealized gain
 on investments..   20,406,394    187,990     --        400,747     590,219  143,066   67,374    92,954   701,070   22,589,814
                   ----------- ----------  -------- -----------  ---------- --------  -------  --------  --------  -----------
NET INCREASE IN
 NET ASSETS
 RESULTING FROM
 OPERATIONS......  $33,496,859 $1,819,720  $341,165 $   646,994  $1,295,321 $168,741  $95,316  $132,096  $683,404  $38,679,616
                   =========== ==========  ======== ===========  ========== ========  =======  ========  ========  ===========

*For the period April 30, 1993 (Commencement of Operations) through December 31, 1993.

                       See Notes to Financial Statements

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                                  (UNAUDITED)

                                                                            NEW ENGLAND ZENITH FUND
                                   --------------------------------------------------------------------
                                                   BOND      MONEY     STOCK                   AVANTI
                                     CAPITAL      INCOME     MARKET    INDEX      MANAGED      GROWTH
                                      GROWTH       SUB-       SUB-      SUB-        SUB-        SUB-
                                   SUB- ACCOUNT   ACCOUNT   ACCOUNT   ACCOUNT     ACCOUNT     ACCOUNT
                                   ------------  ---------  -------- ----------  ----------  ----------
INCOME
Dividends ........................ $       --    $    --    $293,261 $     --    $     --    $     --
EXPENSE
Mortality and expense risk charge.      667,857     43,959    35,106     33,021      35,106      27,645
                                   ------------  ---------  -------- ----------  ----------  ----------
Net investment income (loss)......     (667,857)   (43,959)  258,155    (33,021)    (35,106)    (27,645)
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net unrealized appreciation
 (depreciation) on investments:
 Beginning of period .............   71,963,590    997,195     --     2,853,587   5,216,548   2,881,100
 End of period ...................  103,561,180    315,527     --     3,988,308   5,787,273   3,613,023
                                   ------------  ---------  -------- ----------  ----------  ----------
Net change in unrealized
 appreciation (depreciation) .....   31,597,590   (681,668)    --     1,134,721     570,725     731,923
Net realized gain (loss) on
 investments .....................      --          --         --        --          --          --
                                   ------------  ---------  -------- ----------  ----------  ----------
Net realized and unrealized gain
 (loss) on investments ...........   31,597,590   (681,668)    --     1,134,721     570,725     731,923
                                   ------------  ---------  -------- ----------  ----------  ----------
NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM OPERATIONS
 ................................. $ 30,929,733  $(725,627) $258,155 $1,101,700  $  535,619  $  704,278
                                   ============  =========  ======== ==========  ==========  ==========


                       See Notes to Financial Statements

                                                                                                      VARIABLE
                                                                                                      INSURANCE
                                                                         VARIABLE INSURANCE           PRODUCTS
                                                                            PRODUCTS FUND              FUND II
- -----------------------------------------------------------------  --------------------------------  -----------  ------------
  VALUE       SMALL               EQUITY                 VENTURE    EQUITY-                 HIGH
  GROWTH       CAP     BALANCED   GROWTH   INTERNATIONAL  VALUE      INCOME     OVERSEAS   INCOME       ASSET
   SUB-       SUB-       SUB-      SUB-       EQUITY       SUB-       SUB-        SUB-      SUB-       MANAGER
 ACCOUNT     ACCOUNT   ACCOUNT   ACCOUNT    SUB-ACCOUNT  ACCOUNT    ACCOUNT     ACCOUNT    ACCOUNT   SUB-ACCOUNT     TOTAL
- ----------  ---------  --------  --------  ------------- --------  ----------  ---------- ---------  -----------  ------------
$     --    $    --    $  --     $   --       $  --      $   --    $2,662,990  $1,164,550 $ 199,463  $   174,907  $  4,495,171
    20,040     13,562    1,160     13,716       2,517       7,877      88,458      71,188     3,667        4,203     1,069,082
- ----------  ---------  -------   --------     -------    --------  ----------  ---------- ---------  -----------  ------------
   (20,040)   (13,562)  (1,160)   (13,716)     (2,517)     (7,877)  2,574,532   1,093,362   195,796      170,704     3,426,089
 2,105,777    768,552    3,769     65,901      24,089     171,931   9,642,454   4,022,725   167,043      269,255   101,153,516
 2,674,005  1,472,578   21,255    396,987      72,233     430,660   9,480,093   4,611,993  (551,890)    (780,848)  135,092,377
- ----------  ---------  -------   --------     -------    --------  ----------  ---------- ---------  -----------  ------------
   568,228    704,026   17,486    331,086      48,144     258,729    (162,361)    589,268  (718,933)  (1,050,103)   33,938,861
    --         --         --        --          --          --         --          --        --          --            --
- ----------  ---------  -------   --------     -------    --------  ----------  ---------- ---------  -----------  ------------
   568,228    704,026   17,486    331,086      48,144     258,729    (162,361)    589,268  (718,933)  (1,050,103)   33,938,861
- ----------  ---------  -------   --------     -------    --------  ----------  ---------- ---------  -----------  ------------
$  548,188  $ 690,464  $16,326   $317,370     $45,627    $250,852  $2,412,171  $1,682,630 $(523,137) $  (879,399) $ 37,364,950
==========  =========  =======   ========     =======    ========  ==========  ========== =========  ===========  ============



                       See Notes to Financial Statements

                NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                    OF
                NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

                          STATEMENT OF OPERATIONS

                 FOR THE THREE MONTHS ENDED MARCH 31, 1995
                                (UNAUDITED)

                                               NEW ENGLAND ZENITH FUND
                   --------------------------------------------------------------------------------------
                     CAPITAL       BOND      MONEY                             AVANTI    VALUE     SMALL
                     GROWTH       INCOME     MARKET     STOCK      MANAGED     GROWTH    GROWTH     CAP
                      SUB-         SUB-       SUB-      INDEX        SUB-       SUB-      SUB-     SUB-
                     ACCOUNT     ACCOUNT    ACCOUNT  SUB-ACCOUNT   ACCOUNT    ACCOUNT   ACCOUNT   ACCOUNT
                   -----------  ----------  -------- -----------  ----------  --------  --------  -------
INCOME
Dividends........  $    --      $   --      $276,334 $    --      $   --      $  --     $  --     $  --
EXPENSE
Mortality and
 expense risk
 charge (Note 3).      439,383      30,361    27,486      18,117      24,132    13,409     8,870    1,861
                   -----------  ----------  -------- -----------  ----------  --------  --------  -------
Net investment
 income (loss)...     (439,383)    (30,361)  248,848     (18,117)    (24,132)  (13,409)   (8,870)  (1,861)
NET REALIZED AND
 UNREALIZED GAIN
 ON INVESTMENTS
Net unrealized
 appreciation
 (depreciation)
 on investments:
 Beginning of
  period.........    9,892,073  (2,028,893)    --     (1,645,744)    703,242   205,680     1,918    4,662
 End of period...   28,149,417   (964,387)     --       (470,938)  1,977,923   933,785   439,912   98,476
                   -----------  ----------  -------- -----------  ----------  --------  --------  -------
Net change in
 unrealized
 appreciation
 (depreciation)..   18,257,344   1,064,506     --      1,174,806   1,274,681   728,105   437,994   93,814
Net realized gain
 (loss) on
 investments.....       56,893         551     --          1,084       2,791       922       502      153
                   -----------  ----------  -------- -----------  ----------  --------  --------  -------
Net realized and
 unrealized gain
 (loss) on
 investments.....   18,314,237   1,065,057     --      1,175,890   1,277,472   729,027   438,496   93,967
                   -----------  ----------  -------- -----------  ----------  --------  --------  -------
NET INCREASE
 (DECREASE) IN
 NET ASSETS
 RESULTING FROM
 OPERATIONS......  $17,874,854  $1,034,696  $248,848 $ 1,157,773  $1,253,340  $715,618  $429,626  $92,106
                   ===========  ==========  ======== ===========  ==========  ========  ========  =======
                                                 VARIABLE
                                                 INSURANCE
                        VARIABLE INSURANCE       PRODUCTS
                          PRODUCTS FUND           FUND II
                   ----------------------------- --------- -----------
                    EQUITY-               HIGH     ASSET
                     INCOME   OVERSEAS   INCOME   MANAGER
                      SUB-      SUB-      SUB-     SUB-
                    ACCOUNT    ACCOUNT   ACCOUNT ACCOUNT**    TOTAL
                   ---------- ---------- ------- --------- -----------
INCOME
Dividends........  $1,499,750 $ 282,521  $ 8,412  $11,896  $ 2,078,913
EXPENSE
Mortality and
 expense risk
 charge (Note 3).      39,589    51,822      392    1,041      656,463
                   ---------- ---------- ------- --------- -----------
Net investment
 income (loss)...   1,460,161   230,699    8,020   10,855    1,422,450
NET REALIZED AND
 UNREALIZED GAIN
 ON INVESTMENTS
Net unrealized
 appreciation
 (depreciation)
 on investments:
 Beginning of
  period.........     149,659   260,895      213   (1,503)   7,542,202
 End of period...   1,065,100  (277,503)   5,240   10,763   30,967,788
                   ---------- ---------- ------- --------- -----------
Net change in
 unrealized
 appreciation
 (depreciation)..     915,441  (538,398)   5,027   12,266   23,425,586
Net realized gain
 (loss) on
 investments.....       1,316     4,086        2       11       68,311
                   ---------- ---------- ------- --------- -----------
Net realized and
 unrealized gain
 (loss) on
 investments.....     916,757  (534,312)   5,029   12,277   23,493,897
                   ---------- ---------- ------- --------- -----------
NET INCREASE
 (DECREASE) IN
 NET ASSETS
 RESULTING FROM
 OPERATIONS......  $2,376,918 $(303,613) $13,049  $23,132  $24,916,347
                   ========== ========== ======= ========= ===========

                     See Notes to Financial Statements

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                                                                          NEW ENGLAND ZENITH FUND
                        ------------------------------------------------------------------------------
                          CAPITAL        BOND         MONEY         STOCK                    AVANTI
                           GROWTH       INCOME        MARKET        INDEX       MANAGED      GROWTH
                        SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                        ------------  -----------  ------------  -----------  -----------  -----------
FROM INVESTMENT
 ACTIVITIES
 Net investment
  income............... $ 56,144,430  $ 1,700,538  $    997,805  $   531,878  $   947,788  $   457,581
 Net realized and
  unrealized gain on
  investments..........   63,684,907    3,033,470       --         4,506,968    4,555,763    2,696,653
                        ------------  -----------  ------------  -----------  -----------  -----------
   Increase in net
    assets derived from
    investment
    activities.........  119,829,337    4,734,008       997,805    5,038,846    5,503,551    3,154,234
FROM POLICY-RELATED
 TRANSACTIONS
 Net premiums
  transferred from New
  England Variable
  Life Insurance
  Company..............  100,611,223    7,330,838    40,457,027    4,559,195    4,757,562    5,407,500
 Net transfers (to)
  from other sub-
  accounts.............   (7,820,362)   2,481,090   (32,083,917)   2,734,513      286,111    3,131,998
 Net transfers to New
  England Variable
  Life Insurance
  Company..............  (67,280,279)  (4,616,930)   (6,819,802)  (3,436,368)  (3,307,802)  (3,767,486)
                        ------------  -----------  ------------  -----------  -----------  -----------
   Increase in net
    assets derived from
    policy related
    transactions.......   25,510,582    5,194,998     1,553,308    3,857,340    1,735,871    4,772,012
                        ------------  -----------  ------------  -----------  -----------  -----------
 Net increase in net
  assets...............  145,339,919    9,929,006     2,551,113    8,896,186    7,239,422    7,926,246
NET ASSETS, AT
 BEGINNING OF THE
 PERIOD ...............  249,494,737   16,750,131    16,880,743    9,678,964   14,759,578    6,411,211
                        ------------  -----------  ------------  -----------  -----------  -----------
NET ASSETS, AT END OF
 THE PERIOD ........... $394,834,656  $26,679,137  $ 19,431,856  $18,575,150  $21,999,000  $14,337,457
                        ============  ===========  ============  ===========  ===========  ===========

*For the period May 1, 1995 (Commencement of Operations) through December 31, 1995.



                       See Notes to Financial Statements

                                                                                        VARIABLE INSURANCE
                                                                                           PRODUCTS FUND
- ------------------------------------------------------------------------------- -------------------------------------
   VALUE        SMALL                     EQUITY     INTERNATIONAL   VENTURE      EQUITY-                    HIGH
  GROWTH         CAP        BALANCED      GROWTH        EQUITY        VALUE       INCOME      OVERSEAS      INCOME
SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT* SUB-ACCOUNT*  SUB-ACCOUNT*  SUB-ACCOUNT* SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
- -----------  -----------  ------------ ------------  ------------- ------------ -----------  -----------  -----------
$   554,063  $   340,269    $ 16,795   $   183,750     $  10,295    $   79,465  $ 2,050,693  $    42,267  $    1,773
  2,113,352      765,215       3,992        66,138        24,055       172,134    9,553,884    3,794,109     169,647
- -----------  -----------    --------   -----------     ---------    ----------  -----------  -----------  ----------
  2,667,415    1,105,484      20,787       249,888        34,350       251,599   11,604,577    3,836,376     171,420
  3,473,273    2,237,626      81,978     1,048,361       241,835       625,044   13,985,879   17,076,602     395,370
  2,645,617    4,814,141     409,874     5,735,744       948,764     3,228,499   12,483,761   (2,007,296)  1,503,857
 (2,568,808)  (1,803,085)    (94,428)   (1,321,495)     (271,101)     (718,702)  (9,853,532)  (8,392,295)   (358,576)
- -----------  -----------    --------   -----------     ---------    ----------  -----------  -----------  ----------
  3,550,082    5,248,682     397,424     5,462,610       919,498     3,134,841   16,616,108    6,677,011   1,540,651
- -----------  -----------    --------   -----------     ---------    ----------  -----------  -----------  ----------
  6,217,497    6,354,166     418,211     5,712,498       953,848     3,386,440   28,220,685   10,513,387   1,712,071
  4,092,981      190,830       --           --            --            --       19,132,167   27,868,832      30,422
- -----------  -----------    --------   -----------     ---------    ----------  -----------  -----------  ----------
$10,310,478  $6,544,996     $418,211   $ 5,712,498     $ 953,848    $3,386,440  $47,352,852  $38,382,219  $1,742,493
===========  ===========    ========   ===========     =========    ==========  ===========  ===========  ==========
 VARIABLE
 INSURANCE
 PRODUCTS
  FUND II
- ------------- --------------
    ASSET
   MANAGER
 SUB-ACCOUNT      TOTAL
 ------------ --------------
 $    2,359   $  64,061,749
    275,419      95,415,706
 ------------ --------------
    277,778     159,477,455
    696,227     202,985,540
  1,507,606        --
   (709,312)   (115,320,001)
 ------------ --------------
  1,494,521      87,665,539
 ------------ --------------
  1,772,299     247,142,994
    200,694     365,491,290
 ------------ --------------
 $1,972,993   $ 612,634,284
 ============ ==============


                       See Notes to Financial Statements

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1994

                                                    NEW ENGLAND ZENITH FUND
                   -------------------------------------------------------------------------------------------------
                     CAPITAL                                 STOCK                    AVANTI      VALUE      SMALL
                      GROWTH        BOND         MONEY       INDEX                    GROWTH      GROWTH      CAP
                       SUB-        INCOME       MARKET        SUB-       MANAGED       SUB-        SUB-       SUB-
                     ACCOUNT     SUB-ACCOUNT  SUB-ACCOUNT   ACCOUNT    SUB-ACCOUNT   ACCOUNT     ACCOUNT    ACCOUNT*
                   ------------  -----------  -----------  ----------  -----------  ----------  ----------  --------
FROM INVESTMENT
 ACTIVITIES
 Net investment
  income (loss)..   $11,881,805  $ 1,291,818  $   598,102  $  247,929  $   592,900  $   11,372  $   71,603  $    299
 Net realized and
  unrealized gain
  (loss) on
  investments....   (36,140,510)  (2,068,414)     --         (181,812)    (861,559)     63,068     (64,616)    4,662
                   ------------  -----------  -----------  ----------  -----------  ----------  ----------  --------
 Increase
  (decrease) in
  net assets
  derived from
  investment
  activities.....   (24,258,705)    (776,596)     598,102      66,117     (268,659)     74,440       6,987     4,961
FROM POLICY-
 RELATED
 TRANSACTIONS
 Net premiums
  transferred
  from New
  England
  Variable Life
  Insurance
  Company........   101,802,783    6,362,705   39,544,492   3,600,140    4,112,835   3,173,029   1,762,484     4,323
 Net transfers
  (to) from other
  sub-accounts...    (1,234,289)    (822,617) (29,858,294)    718,688     (186,357)  2,527,486   2,012,595   226,677
 Net transfers to
  New England
  Variable Life
  Insurance
  Company........   (56,761,722)  (4,458,223)  (6,161,941) (2,075,140)  (3,102,454) (2,027,427) (1,190,128)  (45,131)
                   ------------  -----------  -----------  ----------  -----------  ----------  ----------  --------
 Increase in net
  assets derived
  from policy-
  related
  transactions...    43,806,772    1,081,865    3,524,257   2,243,688      824,024   3,673,088   2,584,951   185,869
                   ------------  -----------  -----------  ----------  -----------  ----------  ----------  --------
 Net increase in
  net assets.....    19,548,067      305,269    4,122,359   2,309,805      555,365   3,747,528   2,591,938   190,830
NET ASSETS, AT
 BEGINNING OF THE
 PERIOD..........   229,946,670   16,444,862   12,758,384   7,369,159   14,204,213   2,663,683   1,501,043     --
                   ------------  -----------  -----------  ----------  -----------  ----------  ----------  --------
NET ASSETS, AT
 END OF THE
 PERIOD..........  $249,494,737  $16,750,131  $16,880,743  $9,678,964  $14,759,578  $6,411,211  $4,092,981  $190,830
                   ============  ===========  ===========  ==========  ===========  ==========  ==========  ========
                                                       VARIABLE
                                                       INSURANCE
                          VARIABLE INSURANCE           PRODUCTS
                             PRODUCTS FUND              FUND II
                   ----------------------------------- ---------- -------------
                                               HIGH      ASSET
                     EQUITY-                  INCOME    MANAGER
                     INCOME      OVERSEAS      SUB-      SUB-
                   SUB-ACCOUNT  SUB-ACCOUNT  ACCOUNT** ACCOUNT**     TOTAL
                   ------------ ------------ --------- ---------- -------------
FROM INVESTMENT
 ACTIVITIES
 Net investment
  income (loss)..  $   594,515  $   (63,886)  $    (6) $    (34)  $ 15,226,417
 Net realized and
  unrealized gain
  (loss) on
  investments....       55,717     (439,917)      213    (1,503)   (39,634,671)
                   ------------ ------------ --------- ---------- -------------
 Increase
  (decrease) in
  net assets
  derived from
  investment
  activities.....      650,232     (503,803)      207    (1,537)   (24,408,254)
FROM POLICY-
 RELATED
 TRANSACTIONS
 Net premiums
  transferred
  from New
  England
  Variable Life
  Insurance
  Company........    9,237,234   11,268,285       102     8,495    180,876,907
 Net transfers
  (to) from other
  sub-accounts...    9,868,299   16,487,055    36,048   224,709        --
 Net transfers to
  New England
  Variable Life
  Insurance
  Company........   (4,905,512)  (8,836,370)   (5,935)  (30,973)   (89,600,956)
                   ------------ ------------ --------- ---------- -------------
 Increase in net
  assets derived
  from policy-
  related
  transactions...   14,200,021   18,918,970    30,215   202,231     91,275,951
                   ------------ ------------ --------- ---------- -------------
 Net increase in
  net assets.....   14,850,253   18,415,167    30,422   200,694     66,867,697
NET ASSETS, AT
 BEGINNING OF THE
 PERIOD..........    4,281,914    9,453,665     --        --       298,623,593
                   ------------ ------------ --------- ---------- -------------
NET ASSETS, AT
 END OF THE
 PERIOD..........  $19,132,167  $27,868,832   $30,422  $200,694   $365,491,290
                   ============ ============ ========= ========== =============

 *For the period May 2, 1994 (Commencement of Operations) through December 31, 1994.
**For the period August 31, 1994 (Commencement of Operations) through December 31, 1994.

                       See Notes to Financial Statements

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1993

                                                  NEW ENGLAND ZENITH FUND
                   -------------------------------------------------------------------------------------------
                     CAPITAL        BOND         MONEY        STOCK                     AVANTI       VALUE
                      GROWTH       INCOME       MARKET        INDEX       MANAGED       GROWTH       GROWTH
                   SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT* SUB-ACCOUNT*
                   ------------  -----------  -----------  -----------  -----------  ------------ ------------
FROM INVESTMENT
 ACTIVITIES
 Net investment
  income (loss)..  $ 13,090,465  $ 1,631,730  $   341,165  $  246,247   $   705,102   $   25,675   $   27,942
 Net realized and
  unrealized gain
  on investments.    20,406,394      187,990          --      400,747       590,219      143,066       67,374
                   ------------  -----------  -----------  ----------   -----------   ----------   ----------
 Increase in net
  assets derived
  from investment
  activities.....    33,496,859    1,819,720      341,165     646,994     1,295,321      168,741       95,316
FROM POLICY-
 RELATED
 TRANSACTIONS
 Net premiums
  transferred
  from New
  England
  Variable Life
  Insurance
  Company........    88,880,791    5,429,522   27,439,024   2,696,124     3,325,220      579,106      252,321
 Net transfers
  (to) from other
  sub-accounts...      (185,104)   1,155,530  (22,054,415)  1,088,665     1,967,320    2,787,043    1,529,391
 Net transfers to
  New England
  Variable Life
  Insurance
  Company........   (41,091,866)  (2,588,466)  (5,031,875) (1,483,033)   (1,785,088)    (871,207)    (375,985)
                   ------------  -----------  -----------  ----------   -----------   ----------   ----------
 Increase in net
  assets derived
  from policy-
  related
  transactions...    47,603,821    3,996,586      352,734   2,301,756     3,507,452    2,494,942    1,405,727
                   ------------  -----------  -----------  ----------   -----------   ----------   ----------
 Net increase in
  net assets.....    81,100,680    5,816,306      693,899   2,948,750     4,802,773    2,663,683    1,501,043
 NET ASSETS,
  BEGINNING OF
  THE PERIOD.....   148,845,990   10,628,556   12,064,485   4,420,409     9,401,440          --           --
                   ------------  -----------  -----------  ----------   -----------   ----------   ----------
 NET ASSETS, AT
  END OF THE
  PERIOD.........  $229,946,670  $16,444,862  $12,758,384  $7,369,159   $14,204,213   $2,663,683   $1,501,043
                   ============  ===========  ===========  ==========   ===========   ==========   ==========
                      VARIABLE INSURANCE
                         PRODUCTS FUND
                   -------------------------
                     EQUITY-
                      INCOME      OVERSEAS
                   SUB-ACCOUNT* SUB-ACCOUNT*    TOTAL
                   ------------ ------------ -------------
FROM INVESTMENT
 ACTIVITIES
 Net investment
  income (loss)..   $   39,142   $  (17,666) $ 16,089,802
 Net realized and
  unrealized gain
  on investments.       92,954      701,070    22,589,814
                   ------------ ------------ -------------
 Increase in net
  assets derived
  from investment
  activities.....      132,096      683,404    38,679,616
FROM POLICY-
 RELATED
 TRANSACTIONS
 Net premiums
  transferred
  from New
  England
  Variable Life
  Insurance
  Company........      964,191    1,568,988   131,135,287
 Net transfers
  (to) from other
  sub-accounts...    4,320,708    9,390,862           --
 Net transfers to
  New England
  Variable Life
  Insurance
  Company........   (1,135,081)  (2,189,589)  (56,552,190)
                   ------------ ------------ -------------
 Increase in net
  assets derived
  from policy-
  related
  transactions...    4,149,818    8,770,261    74,583,097
                   ------------ ------------ -------------
 Net increase in
  net assets.....    4,281,914    9,453,665   113,262,713
 NET ASSETS,
  BEGINNING OF
  THE PERIOD.....          --           --    185,360,880
                   ------------ ------------ -------------
 NET ASSETS, AT
  END OF THE
  PERIOD.........   $4,281,914   $9,453,665  $298,623,593
                   ============ ============ =============

*For the period April 30, 1993 (Commencement of Operations) through December 31, 1993.

                       See Notes to Financial Statements

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                                  (UNAUDITED)

                                                                            NEW ENGLAND ZENITH FUND
                          ------------------------------------------------------------------------------
                            CAPITAL        BOND         MONEY         STOCK                    AVANTI
                             GROWTH       INCOME        MARKET        INDEX       MANAGED      GROWTH
                          SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                          ------------  -----------  ------------  -----------  -----------  -----------
FROM INVESTMENT
 ACTIVITIES
 Net investment income
  (loss)................  $   (667,857) $   (43,959) $    258,155  $   (33,021) $   (35,106) $   (27,645)
 Net realized and
  unrealized gain (loss)
  on investments........    31,597,590     (681,668)     --          1,134,721      570,725      731,923
                          ------------  -----------  ------------  -----------  -----------  -----------
 Increase (decrease) in
  net assets derived
  from investment
  activities............    30,929,733     (725,627)      258,155    1,101,700      535,619      704,278
FROM POLICY-RELATED
 TRANSACTIONS
 Net premiums
  transferred from New
  England Variable Life
  Insurance Company.....    26,409,330    1,986,945    16,392,043    1,243,132    1,168,338    1,474,031
 Net transfers (to) from
  other sub-accounts....       462,481      329,828   (13,415,699)     924,964       51,032      471,289
 Net transfers to New
  England Variable Life
  Insurance Company.....   (19,506,518)  (1,149,332)   (2,276,400)    (927,816)    (915,975)  (1,045,530)
                          ------------  -----------  ------------  -----------  -----------  -----------
 Increase in net assets
  derived from policy
  related transactions..     7,365,293    1,167,441       699,944    1,240,280      303,395      899,790
                          ------------  -----------  ------------  -----------  -----------  -----------
 Net increase in net
  assets................    38,295,026      441,814       958,099    2,341,980      839,014    1,604,068
NET ASSETS, AT BEGINNING
 OF THE PERIOD .........   394,834,656   26,679,137    19,431,856   18,575,150   21,999,000   14,337,457
                          ------------  -----------  ------------  -----------  -----------  -----------
NET ASSETS, AT END OF
 THE PERIOD ............  $433,129,682  $27,120,951  $ 20,389,955  $20,917,130  $22,838,014  $15,941,525
                          ============  ===========  ============  ===========  ===========  ===========



                       See Notes to Financial Statements

                                                                                       VARIABLE INSURANCE
                                                                                          PRODUCTS FUND
- -----------------------------------------------------------------------------  -------------------------------------
   VALUE         SMALL                   EQUITY     INTERNATIONAL   VENTURE      EQUITY-                    HIGH
  GROWTH          CAP       BALANCED     GROWTH        EQUITY        VALUE       INCOME      OVERSEAS      INCOME
SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
- -----------   -----------  ----------- -----------  ------------- -----------  -----------  -----------  -----------
$   (20,040)  $  (13,562)   $ (1,160)  $   (13,716)  $   (2,517)  $   (7,877)  $ 2,574,532  $ 1,093,362  $  195,796
    568,228      704,026      17,486       331,086       48,144      258,729      (162,361)     589,268    (718,933)
- -----------   ----------    --------   -----------   ----------   ----------   -----------  -----------  ----------
    548,188      690,464      16,326       317,370       45,627      250,852     2,412,171    1,682,630    (523,137)
  1,117,792      878,227     109,076     1,516,841      258,904      693,519     4,597,074    4,116,847     866,101
    672,237      822,826     401,787     3,521,035      707,545    1,886,079     2,620,884     (205,627)    498,433
   (561,606)    (734,777)    (51,791)   (1,397,846)    (209,019)    (674,908)   (2,936,273)  (2,552,778)   (103,688)
- -----------   ----------    --------   -----------   ----------   ----------   -----------  -----------  ----------
  1,228,423      966,276     459,072     3,640,030      757,430    1,904,690     4,281,685    1,358,442   1,260,846
- -----------   ----------    --------   -----------   ----------   ----------   -----------  -----------  ----------
  1,776,611    1,656,740     475,398     3,957,400      803,057    2,155,542     6,693,856    3,041,072     737,709
 10,310,478    6,544,996     418,211    5,712,498       953,848    3,386,440    47,352,852   38,382,219   1,742,493
- -----------   ----------    --------   -----------   ----------   ----------   -----------  -----------  ----------
$12,087,089   $8,201,736    $893,609   $ 9,669,898   $1,756,905   $5,541,982   $54,046,708  $41,423,291  $2,480,202
===========   ==========    ========   ===========   ==========   ==========   ===========  ===========  ==========

 VARIABLE
 INSURANCE
 PRODUCTS
  FUND II
- -----------   -------------
   ASSET
  MANAGER
SUB-ACCOUNT      TOTAL
- -----------   -------------
$  170,704    $  3,426,089
(1,050,103)     33,938,861
- ----------    -------------
  (879,399)     37,364,950
 1,255,596      64,083,796
   250,906        --
  (206,274)    (35,250,531)
- ----------    -------------
 1,300,228      28,833,265
- ----------    -------------
   420,829      66,198,215
 1,972,993     612,634,284
- ----------    -------------
$2,393,822    $678,832,499
==========    =============


                       See Notes to Financial Statements

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1995
                                  (UNAUDITED)

                                                      NEW ENGLAND ZENITH FUND
                  -------------------------------------------------------------------------------------------------------
                    CAPITAL        BOND         MONEY        STOCK                    AVANTI        VALUE        SMALL
                     GROWTH       INCOME       MARKET        INDEX       MANAGED      GROWTH       GROWTH         CAP
                  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                  ------------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
FROM INVESTMENT
 ACTIVITIES
Net investment
 income (loss)..  $   (439,383) $   (30,361) $   248,848  $   (18,117) $   (24,132) $  (13,409)  $   (8,870)  $   (1,861)
Net realized and
 unrealized gain
 (loss) on
 investments....    18,314,237    1,065,057          --     1,175,890    1,277,472     729,027      438,496       93,967
                  ------------  -----------  -----------  -----------  -----------  ----------   ----------   ----------
Increase
 (decrease) in
 net assets
 derived from
 investment
 activities.....    17,874,854    1,034,696      248,848    1,157,773    1,253,340     715,618      429,626       92,106
FROM POLICY-
 RELATED
 TRANSACTIONS
Net premiums
 transferred
 from New
 England
 Variable Life
 Insurance
 Company........    25,722,175    1,780,708    9,465,300      986,905    1,099,252   1,115,160      741,646      226,111
Net transfers
 (to) from other
 sub-accounts...    (3,905,585)   1,017,980   (7,907,360)     565,572      112,558     933,440      974,624    1,899,579
Net transfers to
 New England
 Variable Life
 Insurance
 Company........   (13,868,396)  (1,119,171)  (1,322,673)    (673,805)  (1,057,154)   (882,200)    (569,112)    (395,389)
                  ------------  -----------  -----------  -----------  -----------  ----------   ----------   ----------
Increase in net
 assets derived
 from policy-
 related
 transactions...     7,948,194    1,679,517      235,267      878,672      154,656   1,166,400    1,147,358    1,730,301
                  ------------  -----------  -----------  -----------  -----------  ----------   ----------   ----------
Net increase in
 net assets.....    25,823,048    2,714,213      484,115    2,036,445    1,407,996   1,882,018    1,576,984    1,822,407
NET ASSETS, AT
 BEGINNING
 OF THE PERIOD..   249,494,737   16,750,131   16,880,743    9,678,964   14,759,578   6,411,211    4,092,981      190,830
                  ------------  -----------  -----------  -----------  -----------  ----------   ----------   ----------
NET ASSETS, AT
 END
 OF THE PERIOD..  $275,317,785  $19,464,344  $17,364,858  $11,715,409  $16,167,574  $8,293,229   $5,669,965   $2,013,237
                  ============  ===========  ===========  ===========  ===========  ==========   ==========   ==========
                                                         VARIABLE
                                                         INSURANCE
                          VARIABLE INSURANCE             PRODUCTS
                             PRODUCTS FUND                FUND II
                  ------------------------------------- ------------ -------------
                    EQUITY-                    HIGH        ASSET
                    INCOME      OVERSEAS      INCOME      MANAGER
                  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT     TOTAL
                  ------------ ------------ ----------- ------------ -------------
FROM INVESTMENT
 ACTIVITIES
Net investment
 income (loss)..  $ 1,460,161  $   230,699   $  8,020   $   10,855   $  1,422,450
Net realized and
 unrealized gain
 (loss) on
 investments....      916,757     (534,312)     5,029       12,277     23,493,897
                  ------------ ------------ ----------- ------------ -------------
Increase
 (decrease) in
 net assets
 derived from
 investment
 activities.....    2,376,918     (303,613)    13,049       23,132     24,916,347
FROM POLICY-
 RELATED
 TRANSACTIONS
Net premiums
 transferred
 from New
 England
 Variable Life
 Insurance
 Company........    2,792,818    4,383,055     45,649      112,441     48,471,220
Net transfers
 (to) from other
 sub-accounts...    4,290,808      541,432    618,437      858,315            --
Net transfers to
 New England
 Variable Life
 Insurance
 Company........   (2,184,858)  (2,360,291)   (84,339)    (181,449)   (24,698,837)
                  ------------ ------------ ----------- ------------ -------------
Increase in net
 assets derived
 from policy-
 related
 transactions...    4,898,768    2,564,196    579,747      789,307     23,772,383
                  ------------ ------------ ----------- ------------ -------------
Net increase in
 net assets.....    7,275,686    2,260,583    592,796      812,439     48,688,730
NET ASSETS, AT
 BEGINNING
 OF THE PERIOD..   19,132,167   27,868,832     30,422      200,694    365,491,290
                  ------------ ------------ ----------- ------------ -------------
NET ASSETS, AT
 END
 OF THE PERIOD..  $26,407,853  $30,129,415   $623,218   $1,013,133   $414,180,020
                  ============ ============ =========== ============ =============

                       See Notes to Financial Statements

                  NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                      OF
                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY
 (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS ENDED MARCH 31, 1996 AND
                            1995 IS UNAUDITED)

                         NOTES TO FINANCIAL STATEMENTS

1. New England Variable Life Separate Account (the "Account") of New England Variable Life Insurance Company ("NEVLICO"), was established by NEVLICO's Board of Directors on January 31, 1983 in accordance with the regulations of the Delaware Insurance Department. NEVLICO is a wholly-owned subsidiary of New England Mutual Life Insurance Company ("The New England"). The Account is registered as a unit investment trust under the Investment Company Act of 1940. The assets of the Account are owned by NEVLICO. However, that portion of the Account assets equal to the reserves and other liabilities of the Account may not be charged with liabilities that arise out of any other business NEVLICO may conduct.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying financial statements of the Account as of March 31, 1996 and 1995 and for each of the three months in the periods ended March 31, 1996 and 1995 are unaudited, but in the opinion of management include all adjustments (consisting of only normal recurring adjustments) necessary for the fair presentation thereof. The results of operations for each of the three month periods ended March 31, 1996 and 1995 are not necessarily indicative of results to be expected for the full year or any future period.

2. The Account has sixteen investment sub-accounts each of which invests in the shares of one portfolio of the New England Zenith Fund ("Zenith Fund"), the Variable Insurance Products Fund or the Variable Insurance Products Fund
II. The portfolios of the Zenith Fund, the Variable Insurance Products Fund and Variable Insurance Products Fund II in which the sub-accounts invest are referred to herein as the "Eligible Funds." The Zenith Fund, the Variable Insurance Products Fund and the Variable Insurance Products Fund II are diversified, open-end management investment companies. The Account purchases or redeems shares of the sixteen Eligible Funds based on the amount of net premiums invested in the Account, transfers among the sub-accounts, policy loans, surrender payments, and death benefit payments. The values of the shares of the Eligible Funds are determined as of the close of the New York Stock Exchange (normally 4:00 p.m. EST) on each day the Exchange is open for trading. Realized gains and losses on the sale of the Eligible Funds' shares are computed on the basis of identified cost on the trade date. Income from dividends is recorded on the ex-dividend date.

3. Certain deductions are made from each premium payment paid to NEVLICO to arrive at a net premium that is transferred to the Account, and certain deductions are made from the variable life insurance policies' cash value. These deductions include sales load, administrative expenses, a risk charge, state premium taxes and the cost of providing insurance protection. Charges for investment advisory fees and other expenses are deducted from the assets of the Eligible Funds.

NEVLICO charges the Account for mortality and expense risks NEVLICO assumes. Currently, the charges are made daily at an annual rate of .35% of the Account assets attributable to fixed premium ("Zenith Life") variable life policies,
 .45% of the Account assets attributable to single premium ("Zenith Life One") variable life policies, .60% of the Account assets attributable to variable ordinary ("Zenith Life Plus" and "Zenith Life Plus II") life policies and limited payment ("Zenith Life Executive 65") variable life policies, .90% of the Account assets attributable to variable survivorship ("Zenith Survivorship Life") life policies, and .75% of the Accounts assets attributable to flexible premium ("Zenith Flexible Life") variable life policies.

4. For federal income tax purposes the Account's operations are included with those of NEVLICO. NEVLICO intends to make appropriate charges against the Account in the future if and when tax liabilities arise.

5. The adviser and sub-adviser for each series of the Zenith Fund are listed in the chart below. TNE Advisers, Inc. which is a subsidiary of The New England, and each of the sub-advisers are registered with the SEC as investment advisers under the Investment Advisers Act of 1940.

        SERIES                                   ADVISER                              SUB-ADVISER
        ------                   ---------------------------------------- ------------------------------------
Capital Growth                   Capital Growth Management, L.P. ("CGM")*
Back Bay Advisors Bond Income    TNE Advisers, Inc.                       Back Bay Advisors, L.P.**
Back Bay Advisors Money Market   TNE Advisers, Inc.                       Back Bay Advisors, L.P.**
Westpeak Stock Index             TNE Advisers, Inc.                       Westpeak Investment Advisors, L.P.**
Back Bay Advisors Managed        TNE Advisers, Inc.                       Back Bay Advisors, L.P.**
Loomis Sayles Avanti Growth      TNE Advisers, Inc.                       Loomis, Sayles & Company, L.P.**
Westpeak Value Growth            TNE Advisers, Inc.                       Westpeak Investment Advisors, L.P.**
Loomis Sayles Small Cap          TNE Advisers, Inc.                       Loomis, Sayles & Company, L.P.**
Loomis Sayles Balanced           TNE Advisers, Inc.                       Loomis, Sayles & Company, L.P.**
Alger Equity Growth              TNE Advisers, Inc.                       Fred Alger Management, Inc.
Draycott International Equity    TNE Advisers, Inc.                       Draycott Partners, Ltd.
Venture Value                    TNE Advisers, Inc.                       Davis Selected Advisers, Inc.

 *An affiliate of The New England
**An indirect subsidiary of The New England

In the case of the Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series, Back Bay Advisors Managed Series, Westpeak Stock Index Series, Westpeak Value Growth Series, Loomis Sayles Avanti Growth Series and Loomis Sayles Small Cap Series, TNE Advisers became the adviser on May 1, 1995. Prior to that date those series were advised by their current sub-adviser, except as follows. The New England itself served as investment adviser to the Back Bay Advisors Money Market Series and Back Bay Advisors Bond Income Series until September 10, 1986 when Back Bay Advisors assumed The New England's responsibilities under the investment advisory agreements with those Series. Back Bay Advisors served as investment adviser to the Westpeak Stock Index Series until August 2, 1993, when Westpeak became the investment adviser. The Capital Growth Series was managed by Loomis, Sayles until March 1, 1990, when its Capital Growth Management Division was reorganized into CGM. The Equity-Income, Overseas, and High Income Portfolios of the Variable Insurance Products Fund and the Asset Manager Portfolio of the Variable Insurance Products Fund II receive investment advice from Fidelity Management & Research Company.

6. The following table shows the aggregate cost of Eligible Fund shares purchased and proceeds from sales of Eligible Fund shares for each corresponding sub-account for the year ended December 31, 1995:

                                                       PURCHASES      SALES
                                                      ------------ ------------
   Capital Growth Series............................. $200,281,232 $116,993,476
   Back Bay Advisors Bond Income Series..............   16,076,440    9,010,606
   Back Bay Advisors Money Market Series.............   51,706,425   48,778,431
   Westpeak Stock Index Series.......................   10,217,009    5,126,128
   Back Bay Advisors Managed Series..................    9,702,729    6,752,145
   Loomis Sayles Avanti Growth Series................   11,720,650    5,095,439
   Westpeak Value Growth Series......................    8,339,177    3,233,834
   Loomis Sayles Small Cap Series....................    8,289,292    1,036,546
   Loomis Sayles Balanced Series*....................      543,509       44,789
   Alger Equity Growth Series*.......................    7,457,885      659,051
   Draycott International Equity Series*.............    1,311,245      141,349
   Venture Value Series*.............................    4,190,213      358,520
   Equity-Income Portfolio...........................   35,035,388   12,369,269
   Overseas Portfolio................................   29,153,622   21,467,284
   High Income Portfolio.............................    2,512,442      671,600
   Asset Manager Portfolio...........................    2,693,521      662,285

*For the period May 1, 1995 (Commencement of Operations) through December 31, 1995.

7. The following table shows the net investment return of the sub-account for each type of variable life insurance policy investing in the Account. The net investment return reflects the appropriate mortality and expense risk charge against sub-account assets for each type of variable life insurance policy shown. These figures do not reflect charges deducted from premiums and cash values of the policies. Such charges will affect the actual cash values and benefits of the policies. Certain amounts have been restated to conform with the current calculation of net investment return to provide greater comparability with industry convention.

FIXED PREMIUM ("ZENITH LIFE") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         ------------------------------------------------------------------------------------------
                         1/1/86-  1/1/87-   1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-
SUB-ACCOUNT              12/31/86 12/31/87  12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95
- -----------              -------- --------  -------- -------- -------- -------- -------- -------- -------- --------
Capital Growth..........  94.53%   52.17%    (9.11%)  30.30%   (3.82%)  53.45%   (6.38%)  14.57%   (7.39%)  37.55%
Bond Income.............  14.43%    1.91%     7.99%   11.91%    7.71%   17.55%    7.80%   12.22%   (3.70%)  20.78%
Money Market............   6.43%    6.16%     7.14%    8.87%    7.81%    5.84%    3.43%    2.61%    3.61%    5.33%
                                  5/1/87-   1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-
SUB-ACCOUNT                       12/31/87  12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95
- -----------                       --------  -------- -------- -------- -------- -------- -------- -------- --------
Stock Index...................... (12.40%)   15.93%   29.70%   (4.48%)  29.98%    6.92%    9.34%    0.76%   36.44%
Managed..........................   (.89%)    9.10%   18.67%    2.85%   19.75%    6.33%   10.26%   (1.46%)  30.81%
                                                                                         4/30/93- 1/1/94-  1/1/95-
SUB-ACCOUNT                                                                              12/31/93 12/31/94 12/31/95
- -----------                                                                              -------- -------- --------
Avanti Growth..........................................................................   14.47%   (0.62%)  29.90%
Value Growth...........................................................................   13.97%   (1.55%)  35.99%
                                                                                         4/30/93- 1/1/94-  1/1/95-
SUB-ACCOUNT                                                                              12/31/93 12/31/94 12/31/95
- -----------                                                                              -------- -------- --------
Equity-Income..........................................................................    9.29%    6.69%   34.62%
Overseas...............................................................................   14.57%    1.37%    9.30%
                                                                                                  5/2/94-  1/1/95-
SUB-ACCOUNT                                                                                       12/31/94 12/31/95
- -----------                                                                                       -------- --------
Small Cap.......................................................................................   (3.45%)  28.40%
                                                                                                  8/31/94- 1/1/95-
SUB-ACCOUNT                                                                                       12/31/94 12/31/95
- -----------                                                                                       -------- --------
High Income.....................................................................................   (0.58%)  20.18%
Asset Manager...................................................................................   (4.41%)  16.55%
                                                                                                           5/1/95-
SUB-ACCOUNT                                                                                                12/31/95
- -----------                                                                                                --------
Equity Growth............................................................................................   24.84%
Balanced.................................................................................................   13.75%
International Equity.....................................................................................    3.85%
Venture Value............................................................................................   21.64%

SINGLE PREMIUM ("ZENITH LIFE ONE") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         ------------------------------------------------------------------------------------------
                         1/1/86-  1/1/87-   1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-
SUB-ACCOUNT              12/31/86 12/31/87  12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95
- -----------              -------- --------  -------- -------- -------- -------- -------- -------- -------- --------
Capital Growth..........  94.33%   52.02%    (9.20%)  30.17%   (3.91%)  53.29%   (6.47%)  14.46%   (7.38%)  37.41%
Bond Income.............  14.32%    1.81%     7.88%   11.79%    7.60%   17.43%    7.69%   12.10%   (3.80%)  20.66%
Money Market............   6.32%    6.05%     7.03%    8.77%    7.71%    5.74%    3.33%    2.51%    3.35%    5.23%
                                  5/1/87-   1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-
SUB-ACCOUNT                       12/31/87  12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95
- -----------                       --------  -------- -------- -------- -------- -------- -------- -------- --------
Stock Index...................... (12.46%)   15.82%   29.57%   (4.58%)  29.85%    6.81%    9.23%    0.66%   36.30%
Managed..........................   (.96%)    8.99%   18.55%    2.75%   19.63%    6.22%   10.15%   (1.56%)  30.67%
                                                                                         4/30/93- 1/1/94-  1/1/95-
SUB-ACCOUNT                                                                              12/31/93 12/31/94 12/31/95
- -----------                                                                              -------- -------- --------
Avanti Growth..........................................................................   14.39%   (0.72%)  29.77%
Value Growth...........................................................................   13.90%   (1.65%)  35.85%
                                                                                         4/30/93- 1/1/94-  1/1/95-
SUB-ACCOUNT                                                                              12/31/93 12/31/94 12/31/95
- -----------                                                                              -------- -------- --------
Equity-Income..........................................................................    9.22%    6.59%   34.49%
Overseas...............................................................................   14.49%    1.27%    9.19%
                                                                                                  5/2/94-  1/1/95-
SUB-ACCOUNT                                                                                       12/31/94 12/31/95
- -----------                                                                                       -------- --------
Small Cap.......................................................................................   (3.52%)  28.27%
                                                                                                  8/31/94- 1/1/95-
SUB-ACCOUNT                                                                                       12/31/94 12/31/95
- -----------                                                                                       -------- --------
High Income.....................................................................................   (0.61%)  20.06%
Asset Manager...................................................................................   (4.45%)  16.43%
                                                                                                           5/1/95-
SUB-ACCOUNT                                                                                                12/31/95
- -----------                                                                                                --------
Equity Growth............................................................................................   24.76%
Balanced.................................................................................................   13.67%
International Equity.....................................................................................    3.79%
Venture Value............................................................................................   21.56%

VARIABLE ORDINARY ("ZENITH LIFE PLUS" AND "ZENITH LIFE PLUS II") AND LIMITED PAYMENT ("ZENITH LIFE EXECUTIVE 65") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         ------------------------------------------------------------------------------------------
                         1/1/86-  1/1/87-   1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-
SUB-ACCOUNT              12/31/86 12/31/87  12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95
- -----------              -------- --------  -------- -------- -------- -------- -------- -------- -------- --------
Capital Growth..........  94.04%   51.79%    (9.34%)  29.98%   (4.06%)  53.06%   (6.61%)  14.28%   (7.62%)  37.21%
Bond Income.............  14.15%    1.65%     7.72%   11.63%    7.44%   17.25%    7.53%   11.94%   (3.94%)  20.47%
Money Market............   6.16%    5.89%     6.87%    8.60%    7.54%    5.58%    3.18%    2.36%    3.35%    5.07%
                                  5/1/87-   1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-
SUB-ACCOUNT                       12/31/87  12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95
- -----------                       --------  -------- -------- -------- -------- -------- -------- -------- --------
Stock Index...................... (12.55%)   15.65%   29.37%   (4.72%)  29.65%    6.65%    9.07%    0.51%   36.10%
Managed..........................  (1.06%)    8.83%   18.37%    2.59%   19.45%    6.06%    9.99%   (1.70%)  30.48%
                                                                                         4/30/93- 1/1/94-  1/1/95-
SUB-ACCOUNT                                                                              12/31/93 12/31/94 12/31/95
- -----------                                                                              -------- -------- --------
Avanti Growth..........................................................................   14.28%   (0.87%)  29.57%
Value Growth...........................................................................   13.78%   (1.80%)  35.65%
                                                                                         4/30/93- 1/1/94-  1/1/95-
SUB-ACCOUNT                                                                              12/31/93 12/31/94 12/31/95
- -----------                                                                              -------- -------- --------
Equity-Income..........................................................................    9.11%    6.43%   34.29%
Overseas...............................................................................   14.38%    1.12%    9.02%
                                                                                                  5/2/94-  1/1/95-
SUB-ACCOUNT                                                                                       12/31/94 12/31/95
- -----------                                                                                       -------- --------
Small Cap.......................................................................................   (3.61%)  28.08%
                                                                                                  8/31/94- 1/1/95-
SUB-ACCOUNT                                                                                       12/31/94 12/31/95
- -----------                                                                                       -------- --------
High Income.....................................................................................   (0.66%)  19.88%
Asset Manager...................................................................................   (4.49%)  16.26%
                                                                                                           5/1/95-
SUB-ACCOUNT                                                                                                12/31/95
- -----------                                                                                                --------
Equity Growth............................................................................................   24.64%
Balanced.................................................................................................   13.56%
International Equity.....................................................................................    3.68%
Venture Value............................................................................................   21.44%

VARIABLE SURVIVORSHIP ("ZENITH SURVIVORSHIP LIFE") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         ------------------------------------------------------------------------------------------
                         1/1/86-  1/1/87-   1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-
SUB-ACCOUNT              12/31/86 12/31/87  12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95
- -----------              -------- --------  -------- -------- -------- -------- -------- -------- -------- --------
Capital Growth..........  93.46%   51.34%    (9.61%)  29.59%   (4.35%)  52.61%   (6.90%)  13.94%   (7.90%)  36.80%
Bond Income.............  13.81%    1.35%     7.40%   11.29%    7.11%   16.90%    7.21%   11.60%   (4.23%)  20.12%
Money Market............   5.85%    5.57%     6.55%    8.28%    7.22%    5.26%    2.87%    2.05%    3.04%    4.75%
                                  5/1/87-   1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-
SUB-ACCOUNT                       12/31/87  12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95
- -----------                       --------  -------- -------- -------- -------- -------- -------- -------- --------
Stock Index...................... (12.73%)   15.30%   28.99%   (5.01%)  29.27%    6.33%    8.74%    0.21%   35.69%
Managed..........................  (1.26%)    8.50%   18.02%    2.28%   19.10%    5.74%    9.69%   (2.00%)  30.09%
                                                                                         4/30/93- 1/1/94-  1/1/95-
SUB-ACCOUNT                                                                              12/31/93 12/31/94 12/31/95
- -----------                                                                              -------- -------- --------
Avanti Growth..........................................................................   14.05%   (1.16%)  29.19%
Value Growth...........................................................................   13.55%   (2.09%)  35.25%
                                                                                         4/30/93- 1/1/94-  1/1/95-
SUB-ACCOUNT                                                                              12/31/93 12/31/94 12/31/95
- -----------                                                                              -------- -------- --------
Equity-Income..........................................................................    8.89%    6.11%   33.89%
Overseas...............................................................................   14.15%    0.82%    8.70%
                                                                                                  5/2/94-  1/1/95-
SUB-ACCOUNT                                                                                       12/31/94 12/31/95
- -----------                                                                                       -------- --------
Small Cap.......................................................................................   (3.80%)  27.69%
                                                                                                  8/31/94- 1/1/95-
SUB-ACCOUNT                                                                                       12/31/94 12/31/95
- -----------                                                                                       -------- --------
High Income.....................................................................................   (0.76%)  19.53%
Asset Manager...................................................................................   (4.59%)  15.91%

FLEXIBLE PREMIUM ("ZENITH FLEXIBLE LIFE") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         ------------------------------------------------------------------------------------------
                         1/1/86-  1/1/87-   1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-
SUB-ACCOUNT              12/31/86 12/31/87  12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95
- -----------              -------- --------  -------- -------- -------- -------- -------- -------- -------- --------
Capital Growth..........  93.75%   51.56%    (9.47%)  31.88%   (5.73%)  52.83%   (6.75%)  14.11%   (7.76%)  37.00%
Bond Income.............  13.98%    1.50%     7.56%   11.46%    7.28%   17.08%    7.37%   11.77%   (4.08%)  20.29%
Money Market............   6.01%    5.73%     6.71%    8.44%    7.38%    5.42%    3.02%    2.20%    3.20%    4.91%
                                  5/1/87-   1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-
SUB-ACCOUNT                       12/31/87  12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95
- -----------                       --------  -------- -------- -------- -------- -------- -------- -------- --------
Stock-Index...................... (13.06%)   15.47%   29.18%   (4.86%)  29.46%    6.49%    8.90%    0.36%   35.90%
Managed..........................  (1.15%)    8.67%   18.20%    2.44%   19.28%    5.90%    9.82%   (1.85%)  30.28%
                                                                                         4/30/93- 1/1/94-  1/1/95-
SUB-ACCOUNT                                                                              12/31/93 12/31/94 12/31/95
- -----------                                                                              -------- -------- --------
Avanti Growth..........................................................................   14.16%   (1.01%)  29.38%
Value Growth...........................................................................   13.67%   (1.94%)  35.45%
                                                                                         4/30/93- 1/1/94-  1/1/95-
SUB-ACCOUNT                                                                              12/31/93 12/31/94 12/31/95
- -----------                                                                              -------- -------- --------
Equity-Income..........................................................................    9.00%    6.27%   34.09%
Overseas...............................................................................   14.26%    0.97%    8.86%
                                                                                                  5/2/94-  1/1/95-
SUB-ACCOUNT                                                                                       12/31/94 12/31/95
- -----------                                                                                       -------- --------
Small Cap.......................................................................................   (3.71%)  27.88%
                                                                                                  8/31/94- 1/1/95-
SUB-ACCOUNT                                                                                       12/31/94 12/31/95
- -----------                                                                                       -------- --------
High Income.....................................................................................   (0.71%)  19.71%
Asset Manager...................................................................................   (4.54%)  16.08%
                                                                                                           5/1/95-
SUB-ACCOUNT                                                                                                12/31/95
- -----------                                                                                                --------
Equity Growth............................................................................................   24.51%
Balanced.................................................................................................   13.44%
International Equity.....................................................................................    3.58%
Venture Value............................................................................................   21.32%


  The net investment return of a sub-account is calculated by taking the difference between the sub-account's ending value and beginning value for the period and dividing it by the beginning value for the period.

                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY
   (A WHOLLY-OWNED SUBSIDIARY OF NEW ENGLAND MUTUAL LIFE INSURANCE COMPANY)

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of New England Variable Life Insurance Company:

We have audited the accompanying balance sheets of New England Variable Life Insurance Company (a wholly-owned subsidiary of New England Mutual Life Insurance Company) as of December 31, 1995 and 1994, and the related statements of operations, surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New England Variable Life Insurance Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with the accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which are considered generally accepted accounting principles for wholly-owned stock life insurance subsidiaries of mutual life insurance companies.

                                          COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
March 8, 1996

                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY
    (A WHOLLY-OWNED SUBSIDIARY OF NEW ENGLAND MUTUAL LIFE INSURANCE COMPANY)

                                 BALANCE SHEETS

                                  DECEMBER 31,             MARCH 31,      MARCH 31,
                           ----------------------------  --------------  ------------
                                1995           1994           1996           1995
                           --------------  ------------  --------------  ------------
                                                          (UNAUDITED)    (UNAUDITED)
          ASSETS
 Bonds...................  $   60,779,522  $  7,828,833     $57,481,978  $  7,701,093
 Mortgage loan...........       2,210,153     2,221,942       2,207,005     2,219,110
 Policy loans............      58,210,498    43,967,343      61,490,849    46,446,322
 Cash and short-term in-
  vestments..............      32,416,437    10,669,045      21,920,504    18,704,054
 Accrued investment in-
  come...................       3,102,970     1,377,286       3,527,493     1,530,001
 Federal income tax re-
  ceivable...............             --            --              --      2,433,950
 Premiums deferred and
  uncollected............       8,897,630     6,892,888       7,686,018    10,223,184
 Due from separate ac-
  count, net.............      95,638,637    79,549,258     107,211,769    93,988,866
 Due from New England Mu-
  tual Life Insurance
  Company................       4,706,831     1,889,855       8,618,615     7,402,390
 Other assets............         554,844       814,991         960,799     2,842,805
 Separate account assets.     748,184,716   445,040,547     854,250,329   508,168,886
                           --------------  ------------  --------------  ------------
     Total assets........  $1,014,702,238  $600,251,988  $1,125,355,359  $701,660,661
                           ==============  ============  ==============  ============
 LIABILITIES AND SURPLUS
 Policy reserves.........  $   79,511,870  $ 44,648,304      84,154,843    65,852,227
 Due to New England Mu-
  tual Life Insurance
  Company................       6,239,406     3,219,350      20,897,942     8,796,244
 Borrowed money and ac-
  crued interest.........      25,137,373           --       25,147,666    25,000,000
 Income taxes payable....       5,487,501     4,611,653       2,601,028           --
 Accrued expenses........       6,663,644     4,746,096      (1,365,329)    1,135,952
 Asset valuation reserve.         372,954       137,202         415,333       143,635
 Other liabilities.......       4,767,424     1,120,620       4,913,916     5,579,830
 Separate account liabil-
  ities..................     748,184,716   445,040,547     854,250,329   508,168,886
                           --------------  ------------  --------------  ------------
     Total liabilities...     876,364,888   503,523,772     991,015,728   614,676,774
 Surplus:
 Common stock (shares au-
  thorized: 50,000; is-
  sued and outstanding:
  20,000; par value
  $125)..................       2,500,000     2,500,000       2,500,000     2,500,000
 Paid-in capital in ex-
  cess of par value......     171,738,031   117,709,808     169,511,374   117,709,808
 Unassigned surplus......     (35,900,681)  (23,481,592)    (37,671,743)  (33,225,921)
                           --------------  ------------  --------------  ------------
     Total surplus.......     138,337,350    96,728,216     134,339,631    86,983,887
                           --------------  ------------  --------------  ------------
       Total liabilities
        and surplus......  $1,014,702,238  $600,251,988  $1,125,355,359  $701,660,661
                           ==============  ============  ==============  ============

    The accompanying notes are an integral part of the financial statements.

                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY
    (A WHOLLY-OWNED SUBSIDIARY OF NEW ENGLAND MUTUAL LIFE INSURANCE COMPANY)

                            STATEMENTS OF OPERATIONS

                         YEARS ENDED DECEMBER 31,       THREE MONTHS ENDED
                         --------------------------  -------------------------
                                                      MARCH 31,    MARCH 31,
                             1995          1994         1996          1995
                         ------------  ------------  -----------  ------------
                                                     (UNAUDITED)  (UNAUDITED)
Income:
  Premiums.............. $279,517,998  $201,732,909  $98,551,888  $ 58,304,402
  Net investment income.    3,250,606     3,093,033    1,967,815       853,160
  Considerations for
   supplementary con-
   tracts...............    2,243,426           --     1,955,052           --
                         ------------  ------------  -----------  ------------
                          285,012,030   204,825,942  102,474,755    59,157,562
Expenses:
  Death and other bene-
   fits.................   41,689,601    23,345,664   13,876,294     8,597,141
  Increase in policy re-
   serves...............   34,863,564    17,743,158    3,523,255    21,203,923
  Commissions...........   40,691,028    37,220,361   12,008,762     8,482,194
  Net transfers to sepa-
   rate account.........  120,149,836    87,853,704   56,945,826    23,981,027
  General and adminis-
   trative..............   54,105,390    43,395,223   15,371,924     8,953,519
                         ------------  ------------  -----------  ------------
                          291,499,419   209,558,110  101,726,061    71,217,804
                         ------------  ------------  -----------  ------------
Income (Loss) from
 operations before
 provision for income
 taxes..................   (6,487,389)   (4,732,168)     748,694   (12,060,242)
Provision for income
 taxes..................    5,516,062     2,968,375    2,463,455    (2,431,450)
                         ------------  ------------  -----------  ------------
Net loss................ $(12,003,451) $ (7,700,543) $(1,714,761) $ (9,628,792)
                         ============  ============  ===========  ============

                             STATEMENTS OF SURPLUS

                           YEARS ENDED DECEMBER 31,      THREE MONTHS ENDED
                           -------------------------  -------------------------
                                                       MARCH 31,     MARCH 31,
                               1995         1994          1996         1995
                           ------------  -----------  ------------  -----------
                                                      (UNAUDITED)   (UNAUDITED)
Surplus, beginning of
 year....................  $ 96,728,216  $94,378,654  $138,337,350  $96,728,216
Net loss.................   (12,003,451)  (7,700,543)   (1,714,761)  (9,628,792)
Change in non-admitted
 assets..................      (179,886)     (19,141)      (13,922)    (109,104)
Change in asset valuation
 reserve.................      (235,752)      69,246       (42,379)      (6,433)
Capital contribution from
 (to) New England Mutual
 Life Insurance Company..    54,028,223   10,000,000    (2,226,657)         --
                           ------------  -----------  ------------  -----------
Surplus, end of year.....  $138,337,350  $96,728,216  $134,339,631  $86,983,887
                           ============  ===========  ============  ===========

    The accompanying notes are an integral part of the financial statements.

                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY
    (A WHOLLY-OWNED SUBSIDIARY OF NEW ENGLAND MUTUAL LIFE INSURANCE COMPANY)

                            STATEMENTS OF CASH FLOWS

                           YEARS ENDED DECEMBER 31,        THREE MONTHS ENDED
                          ----------------------------  --------------------------
                                                         MARCH 31,     MARCH 31,
                              1995           1994           1996          1995
                          -------------  -------------  ------------  ------------
                                                        (UNAUDITED)   (UNAUDITED)
Cash flows from operat-
 ing activities:
  Premiums and other
   considerations.......  $ 277,077,189  $ 199,670,506  $101,867,625  $ 55,171,671
  Net investment income.      1,719,860      2,773,220     1,413,560       642,733
  Benefits..............    (39,541,592)   (23,510,882)  (14,938,389)   (8,338,501)
  Expenses and taxes....    (95,265,433)   (80,900,670)  (38,493,483)  (23,873,989)
  Net transfers to sepa-
   rate account.........   (136,239,215)  (103,547,077)  (66,042,991)  (38,420,636)
  Net increase in policy
   loans................    (14,243,155)   (13,293,625)   (3,280,351)   (2,478,980)
  Other income and dis-
   bursements, net......      2,191,111     (1,972,032)    7,885,768       201,220
                          -------------  -------------  ------------  ------------
    Net cash flows used
     in operating activ-
     ities..............     (4,301,235)   (20,780,560)  (11,588,261)  (17,096,482)
Cash flows from invest-
 ing activities:
  Proceeds from invest-
   ments sold, matured
   or repaid............        715,484        166,942     1,092,328       131,491
  Cost of investments
   acquired.............        333,143            (11)          --            --
                          -------------  -------------  ------------  ------------
    Net cash flows from
     investing activi-
     ties...............      1,048,627        166,931     1,092,328       131,491
Cash flows from financ-
 ing activities:
  Capital contribution
   from New England Mu-
   tual Life Insurance
   Company..............            --      10,000,000           --            --
  Borrowed money........     25,000,000            --            --     25,000,000
                          -------------  -------------  ------------  ------------
    Net cash flows from
     financing activi-
     ties...............     25,000,000     10,000,000           --     25,000,000
Net cash flows..........     21,747,392    (10,613,629)  (10,495,933)    8,035,009
Cash and short-term in-
 vestments, beginning of
 year...................     10,669,045     21,282,674    32,416,437    10,669,045
                          -------------  -------------  ------------  ------------
Cash and short-term in-
 vestments, end of year.  $  32,416,437  $  10,669,045  $ 21,920,504  $ 18,704,054
                          =============  =============  ============  ============
Non-cash financing ac-
 tivities:
  Capital contribution
   from (to) New England
   Mutual Life Insurance
   Company..............  $  54,028,223  $         --   $ (2,226,657) $        --
                          =============  =============  ============  ============


    The accompanying notes are an integral part of the financial statements.

                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY
   (A WHOLLY-OWNED SUBSIDIARY OF NEW ENGLAND MUTUAL LIFE INSURANCE COMPANY) (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS ENDED MARCH 31, 1996 AND
                            1995 IS UNAUDITED)

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS:

  New England Variable Life Insurance Company (the "Company") is a wholly-owned stock life insurance subsidiary of New England Mutual Life Insurance Company (The New England). The Company sells variable life insurance and variable annuity products through a network of general agencies located throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 BASIS OF PRESENTATION

  The Company prepares its statutory financial statements, except as to form, in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Delaware. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted accounting practices encompass all accounting practices not so prescribed. Permitted and prescribed statutory accounting practices are currently considered generally accepted accounting principles (GAAP) for wholly-owned stock life insurance subsidiaries of a mutual life insurance company.

  The Financial Accounting Standards Board issued Interpretation No. 40, Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises, and Statement of Financial Accounting Standards No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts. The American Institute of Certified Public Accountants issued Statement of Position 95-1, Accounting for Certain Insurance Activities of Mutual Life Insurance Enterprises. Neither of these groups has a role in establishing regulatory accounting practices. These pronouncements will require stock life subsidiaries of a mutual life insurance company parent to modify their financial statements in order for them to continue to be in accordance with generally accepted accounting principles, effective for the Company's 1996 financial statements. The manner in which policy reserves, new business acquisition costs, asset valuations and the related tax effects are recorded will change. Management has not determined the impact of such changes on its financial statements.

  Certain amounts from the 1994 financial statements have been reclassified to conform with the 1995 presentation.

 UNAUDITED FINANCIAL STATEMENTS

  The accompanying statutory financial statements of the Company as of March 31, 1996 and 1995 and for each of the three months in the periods ended March 31, 1996 and 1995 are unaudited, but in the opinion of management include all adjustments (consisting of only normal recurring adjustments) necessary for the fair presentation thereof. The results of operations for each of the three month periods ended March 31, 1996 and 1995 are not necessarily indicative of results to be expected for the full year or any future period.

 USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

  The preparation of financial statements in accordance with permitted and prescribed statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

 INVESTED ASSETS

  Carrying values of bonds have been determined in accordance with methods and values adopted by the National Association of Insurance Commissioners. Bonds are carried at amortized cost.

  The Company's mortgage loan on real estate is carried at outstanding principal balance. The estimated fair value of this loan is determined using an internal matrix based on market rates and a credit rating system.

                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY
   (A WHOLLY-OWNED SUBSIDIARY OF NEW ENGLAND MUTUAL LIFE INSURANCE COMPANY) (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS ENDED MARCH 31, 1996 AND
                            1995 IS UNAUDITED)

                   NOTES TO FINANCIAL STATEMENTS--CONTINUED
  Policy loans are carried at the aggregate of the unpaid balances. Policy loans are an integral part of insurance products and have no maturity dates. Consequently, it is not practicable to value these instruments.

  Short-term investments are carried principally at cost, which approximates fair value, and include securities with a maturity date at purchase of less than one year.

  Investment income is recognized on the accrual basis. Realized gains and losses on the sales of investments are determined on the specific identification method. Unrealized gains and losses are accounted for as direct increases or decreases in surplus.

  SEPARATE ACCOUNT

  Separate account assets represent managed funds held for the benefit of variable life and variable annuity policyholders and are reported at fair value. Since the policyholders receive the full benefit and bear the full risk of the separate account investments, the investment results are reflected in the liabilities related to the separate account. The statements of operations include the general account business and the net transfers to the separate account.

  VARIABLE LIFE RESERVES

  Reserves for variable life insurance policies are developed using the 1958 and 1980 Commissioners' Standard Ordinary Mortality Table on the Net Level Premium Method, the Net Single Premium Method, or the Modified Full Preliminary Term Method with assumed interest rates ranging from 4% to 5%.

  DUE FROM SEPARATE ACCOUNT, NET

  The Company records as a receivable amounts that are due from the separate account for policy charges (including cost of insurance charges, administrative charges and minimum death benefit charges), and amounts held for policy account values in excess of the statutory reserve.

  Amounts held in excess of the reserve cannot be transferred unless the policy is terminated or the policy account value is withdrawn.

  Actual transfers from the separate account to the general account for the policy charges are made on a periodic basis to reduce this receivable. The components of the amount due from the separate account, net as of December 31, 1995 and 1994 are as follows:

                                                           1995        1994
                                                        ----------- -----------
   Account values in excess of reserves................ $93,318,010 $75,718,686
   Policy charges......................................   2,320,627   3,830,572
                                                        ----------- -----------
     Total............................................. $95,638,637 $79,549,258
                                                        =========== ===========

  RECOGNITION OF PREMIUM REVENUE AND RELATED EXPENSES

  Variable life premium revenue is recognized during the premium paying period. Annuity considerations and deposits are recognized as revenue when received. Commissions and other expenses in connection with acquiring new business are charged to current operations as incurred.

  FEDERAL INCOME TAXES

  The Company's federal income tax return is consolidated with The New England. The method of allocation between the companies is subject to a tax sharing agreement, and allocation is based upon separate return calculations with current credit for net losses. Net operating loss carryforwards to the extent not previously reimbursed will be utilized as a deduction before determining the tax liability to The New England.

                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY
   (A WHOLLY-OWNED SUBSIDIARY OF NEW ENGLAND MUTUAL LIFE INSURANCE COMPANY) (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS ENDED MARCH 31, 1996 AND
                            1995 IS UNAUDITED)

                   NOTES TO FINANCIAL STATEMENTS--CONTINUED
3. INVESTMENT RESERVES AND INTEREST MAINTENANCE RESERVE:

  The Asset Valuation Reserve (AVR) is designed to mitigate the effect of valuation and credit-related losses on unassigned surplus. The AVR covers all invested asset classes with risk of loss, including bonds and mortgage loans.

  The Interest Maintenance Reserve (IMR) accumulates realized capital gains and losses on the sale of all types of fixed income securities which result from changes in the overall level of interest rates. These gains are amortized into operating income over the remaining life of each investment sold. The IMR amounted to $74,707 and $75,451 as of December 31, 1995 and 1994, respectively. The amortization of the IMR into net income net of federal income tax for 1995 and 1994 was $3,117 and $2,702, respectively.

4. INVESTMENTS:

  The carrying value and estimated fair values of debt securities excluding separate account assets are as follows:

                                                 1995
                                          GROSS UNREALIZED
                                 CARRYING -----------------  ESTIMATED
                                  VALUE    GAINS    LOSSES   FAIR VALUE
                                 -------- -------- --------  ----------
                                            (IN THOUSANDS)
   U.S. Treasury securities and
    obligations of
    U.S. government
    corporations and agencies..  $ 3,847  $     61 $   --     $ 3,908
   Corporate securities........   56,393     1,353    (355)    57,391
   Mortgage-backed securities..       70         1     --          71
   Other.......................      470        61     --         531
                                 -------  -------- -------    -------
   Totals......................  $60,780  $  1,476 $  (355)   $61,901
                                 =======  ======== =======    =======
                                                 1994
                                          GROSS UNREALIZED
                                 CARRYING -----------------  ESTIMATED
                                  VALUE    GAINS    LOSSES   FAIR VALUE
                                 -------- -------- --------  ----------
                                            (IN THOUSANDS)
   U.S. Treasury securities and
    obligations of
    U.S. government
    corporations and agencies..  $ 4,191  $     62 $   (60)   $ 4,193
   Corporate securities........    3,546       125      (7)     3,664
   Mortgage-backed securities..       92       --       (3)        89
                                 -------  -------- -------    -------
   Totals......................  $ 7,829  $    187 $   (70)   $ 7,946
                                 =======  ======== =======    =======

  Publicly traded debt securities are valued based upon quoted market prices. The fair values of private placement obligations are determined using an internal matrix based on market interest rates, the credit rating of the specific security, and public prices of similar securities.

  The carrying value and estimated fair value of debt securities at December 31, 1995, by contractual maturity, are shown below. Stated maturities may differ from contractual maturities because some borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                             CARRYING ESTIMATED
                                                              VALUE   FAIR VALUE
                                                             -------- ----------
                                                               (IN THOUSANDS)
   Due in 1 year or less.................................... $ 4,775   $ 4,826
   Due after 1 year through 5 years.........................  27,217    27,911
   Due after 5 years through 10 years.......................  27,119    27,267
   Due after 10 years.......................................   1,599     1,826
   Mortgage-backed securities...............................      70        71
                                                             -------   -------
   Totals................................................... $60,780   $61,901
                                                             =======   =======

                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY
   (A WHOLLY-OWNED SUBSIDIARY OF NEW ENGLAND MUTUAL LIFE INSURANCE COMPANY) (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS ENDED MARCH 31, 1996 AND
                            1995 IS UNAUDITED)

                   NOTES TO FINANCIAL STATEMENTS--CONTINUED
  Gross realized gains from sale of debt securities were $3,651 and $3,817 in 1995 and 1994, respectively. There were no gross realized losses in 1995 and 1994. Net realized gains of $2,373 and $2,481 in 1995 and 1994, respectively, were transferred to the IMR.

  There are no significant concentrations of bonds by issuer or by industry.

  The estimated fair value of the Company's mortgage loan was $2,210,000 and $2,241,000 at December 31, 1995 and 1994, respectively.

  Components of Net Investment Income are as follows:

                                                                   YEAR ENDING
                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1995   1994
                                                                  ------ ------
                                                                       (IN
                                                                   THOUSANDS)
Debt securities.................................................. $  897 $  619
Short-term investments...........................................  1,140    597
Mortgage loans...................................................    234    235
Policy loans.....................................................  2,832  1,996
                                                                  ------ ------
  Total investment income........................................  5,103  3,447
Investment expenses including interest of $1,160,000 on borrowed
 money (see Note 5)..............................................  1,852    354
                                                                  ------ ------
Net investment income............................................ $3,251 $3,093
                                                                  ====== ======

5. BORROWED MONEY

  In 1995, the Company borrowed $25,000,000 from a bank, bearing interest at a variable rate, equal to the greater of the bank's base rate or money market rates plus .6% per annum payable monthly (5.8% at December 31, 1995). The loan is collateralized by sales loads and surrender charges collected on a defined block of variable life insurance policies issued by the Company. Repayment is structured in a manner to result in repayment over a term of five years. The carrying value of the loan approximates its fair value.

6. RELATED PARTY TRANSACTIONS:

  Under the terms of a service agreement, The New England furnishes all executive, legal, clerical, and other personnel services to the Company. The fees for such services amounted to $50,875,006 and $40,071,822 in 1995 and 1994, respectively.

  All of the officers and directors of the Company are officers of The New England.

  In 1995, The New England made a noncash capital contribution to the Company of publicly traded debt securities and private placement obligations with an estimated fair value of $54,028,223. In 1994, The New England made a cash capital contribution of $10,000,000.

  The Company also reinsures certain risks with The New England. (See Note 8).

7. FEDERAL INCOME TAXES:

  Federal income taxes are provided on the basis of amounts estimated to be payable under the Internal Revenue Code. The Company files a consolidated federal income tax return with The New England.

                  NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY
   (A WHOLLY-OWNED SUBSIDIARY OF NEW ENGLAND MUTUAL LIFE INSURANCE COMPANY) (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS ENDED MARCH 31, 1996 AND
                            1995 IS UNAUDITED)

                   NOTES TO FINANCIAL STATEMENTS--CONTINUED
  Below is a reconciliation of income before federal income taxes to taxable gain from operations.

                                                                YEAR ENDING
                                                               DECEMBER 31,
                                                              ----------------
                                                               1995     1994
                                                              -------  -------
                                                              (IN THOUSANDS)
   Operating loss before federal income taxes................ $(6,487) $(4,732)
   Deferred acquisition costs................................  13,451   11,035
   Expense related differences...............................  11,030    3,816
   Other income related differences..........................  (2,234)  (1,639)
                                                              -------  -------
   Taxable gain from operations..............................  15,760    8,480
                                                              -------  -------
   Federal income taxes @ 35%................................ $ 5,516  $ 2,968
                                                              =======  =======

  The Internal Revenue Service has completed its examination of the Company's income tax returns through 1991 and is currently examining the income tax returns for 1992 to 1993. The New England is contesting certain issues since 1976. The outcome of these proceedings is not currently determinable but, in the opinion of management, would not have a materially adverse effect on the financial statements.

8. REINSURANCE:

  The Company's practice on individual products is to retain not more than $250,000 of risk on any person, excluding accidental death benefits. Prior to January 1, 1995, this retention limit had been $75,000 of risk on any person excluding accidental death benefits. Total individual life premiums ceded were $6.3 million and $13.8 million at December 31, 1995 and 1994, respectively. In 1995, $1.3 million of the $6.3 million premiums ceded were ceded to The New England, and in 1994, $9.5 million of the $13.8 million premiums ceded were ceded to The New England.

  The individual life insurance inforce ceded was $4.0 billion and $9.7 billion at December 31, 1995 and 1994, respectively.

  The Company is contingently liable with respect to ceded insurance should any reinsurer be unable to meet the obligations assumed by it.

9. SUBSEQUENT EVENTS:

  The New England and Metropolitan Life Insurance Company (MetLife) have entered into a definitive agreement, effective as of August 16, 1995, pursuant to which The New England would be merged with and into MetLife. The closing of the merger is subject to various conditions, including but not limited to the obtaining of various regulatory approvals and the necessary approvals of the policyholders of both companies. It is currently anticipated that the merger will be consummated no later than the third quarter of 1996.

                                    Part II

                       CONTENTS OF REGISTRATION STATEMENT

       This Registration Statement comprises the following papers and documents:

       The facing sheet.

       A reconciliation and tie-in of the information shown in the prospectus with the items of Form N-8B-2.##

       The prospectus consisting of 108 pages.

       The undertaking to file reports.##

       The undertaking pursuant to Rule 484(b) under the Securities Act of 1933.##

       The signatures.

       Written consents of the following persons:

               H. James Wilson, Esq. (see Exhibit 3(i) below)
               Rodney J. Chandler, F.S.A., M.A.A.A. (see Exhibit 3(ii) below) Sutherland, Asbill & Brennan (see Exhibit 6 below)
               Independent Auditors (see Exhibit 11 below)
       The following exhibits:


   1.A. (1)        January 31, 1983 resolution of the Board of
                     Directors of NEVLICO**
        (2)        None
        (3) (a)    Distribution Agreement between NEVLICO and NELESCO*
         (b)(i)    Form of Contract between NEVLICO and its General Agents+++
           (ii)    Form of contract between NEVLICO and its Agents+++
            (c)    Commission Schedule for Policies
            (d)    Form of contract among NES, TNE, NEVLICO and other broker
                     dealers++
        (4)        None
        (5) (a)    Specimens of Policy##
        (6) (a)    Certificate of Incorporation and By-Laws of NEVLICO**
            (b)    Amended Certificates of Incorporation dated April 10, 1984,
                     July 25, 1984 and October 9, 1986++



            (c)    Amended By-Laws dated October 12, 1983++
        (7)        None
        (8)        Services Agreement among New England Life, NEVLICO
                     and NELESCO***
        (9)        None
        (10)       Specimen of Applications for Policy##
     2.            See Exhibit 3(i)
     3.(i)         Opinion and Consent of H. James Wilson, Esquire
       (ii)        Opinion and Consent of Rodney J. Chandler, F.S.A., M.A.A.A.
     4.            None
     5.            Inapplicable
     6.            Consent of Sutherland, Asbill & Brennan
     7.(i)         Powers of Attorney#
       (ii)        Power of Attorney####
     8.            Inapplicable
     9.            Form of reinsurance agreement between NEVLICO and
                     New England Life****
    10.            Inapplicable
    11.            Consent of Independent Auditors
    12.            Schedule for computation of performance quotations+
    13.            Consolidated memorandum describing certain procedures,
                     filed pursuant to Rule 6e-3(T)(b)(12)(iii)###
    27.            Financial Data Schedule

 ___________

  * Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 2-82838, filed July 28, 1983.

 ** Incorporated herein by reference to the Variable Account's Form S-6 Registration Statement, File No. 2-82838, filed April 4, 1983.

 *** Incorporated herein by reference to the Variable Account's Form S-6
     Registration Statement, File No. 33-19540, filed January 8, 1988.

 ****Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 33-19540, filed May 13, 1988.

 + Incorporated herein by reference to Post-Effective Amendment No. 2 to the Variable Account's Form S-6 Registration Statement, File No. 33-19540, filed April 28, 1989.

 ++ Incorporated herein by reference to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed September 16, 1992.

 +++ Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed January 12, 1993.

# Incorporated herein by reference to Post-Effective Amendment No. 4 to the Variable Account's Form S-6 Registration Statement, File No. 33-66864, filed March 2, 1995.

 ## Incorporated herein by reference to the Variable Account's Form S-6 Registration Statement, File No. 33-65263, filed December 21, 1995.

### Incorporated herein by reference to Post-Effective Amendment No. 6 to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed April 28, 1995.

#### Incorporated herein by reference to Post-Effective Amendment No. 7 to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed April 26, 1996.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant, New England Variable Life Separate Account, has duly caused this amended registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and the Commonwealth of Massachusetts, on the 10th day of June, 1996.

                                      New England Variable Life Separate
                                        Account
                                          (Registrant)

                                      By: New England Variable Life
                                            Insurance Company
                                              (Depositor)

                                      By: /s/Rodney J. Chandler
                                          ---------------------
                                          Rodney J. Chandler
                                          Chief Actuary

Attest:


/s/ Marie C. Swift
- --------------------
    Marie C. Swift

     Pursuant to the requirements of the Securities Act of 1933, New England Variable Life Insurance Company has duly caused this amended Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and the Commonwealth of Massachusetts, on the 10th day of June, 1996.


                                      New England Variable Life
(Seal)                                  Insurance Company

Attest: /s/ Marie C. Swift            By: /s/Rodney J. Chandler
        ------------------                ---------------------
          Marie C. Swift                  Rodney J. Chandler
                                          Chief Actuary

     Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed below by the following persons in the capacities indicated on this 10th day of June, 1996.

      Signature                         Title
      ---------                         -----

Robert A. Shafto*                     Chairman; President; Director;
- ---------------------                   Chief Executive Officer
Robert A. Shafto


Chester R. Frost*                     Director; Vice President-
- ---------------------                 Controller; Treasurer;
Chester R. Frost                      Principal Financial Officer;
                                      Principal Accounting Officer


Edward C. Hall*                       Director
- ---------------------
Edward C. Hall


Kernan F. King*                       Director
- ---------------------
Kernan F. King


Robert E. Schneider*                  Director
- ---------------------
Robert E. Schneider


H. James Wilson*                      Director and General Counsel
- ---------------------
H. James Wilson

Frederick K. Zimmermann*              Director
- ------------------------
Frederick K. Zimmermann


                                      By: /s/ Anne M. Goggin
                                      -----------------------------
                                          Anne M. Goggin, Esq.
                                            Attorney-in-fact


* Executed by Anne M. Goggin, Esquire on behalf of those indicated pursuant to powers of attorney filed with the Variable Account's Form S-6 Registration Statement, File No. 33-66864, on March 2, 1995 and File No. 33-52050, on April 26, 1996.

                                  EXHIBIT LIST

                                                            Sequentially
Exhibit Number                Title                         Numbered Page*
- -----------------             -----                         --------------
27.                 Financial Data Schedule

99.1.A.(3)(c)       Commission Schedule for Policies

99.3. (i)           Opinion and Consent of H. James
                    Wilson, Esq.

99.3. (ii)          Opinion and Consent of Rodney J.
                    Chandler, F.S.A., M.A.A.A.

99.6.               Consent of Sutherland, Asbill &
                    Brennan

99.11.              Consent of Independent Auditors


_________
*  Page numbers inserted on manually-signed copy only.